                           Offer to Purchase for Cash
                     All Outstanding Shares of Common Stock
                                       of

                           J&L Specialty Steel, Inc.

                                       at

                              $6.375 Net Per Share
                                       by

                             Ice Acquisition Corp.
                          a wholly owned subsidiary of

                                     Usinor
                            ------------------------

              THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00
         MIDNIGHT, NEW YORK CITY TIME, ON THURSDAY, DECEMBER 10, 1998,
                         UNLESS THE OFFER IS EXTENDED.
                          ---------------------------

THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION OF THE OFFER AT LEAST A MAJORITY OF THE ISSUED AND OUTSTANDING SHARES OF COMMON STOCK, PAR VALUE $0.01 PER SHARE (THE "SHARES"), OF J&L SPECIALTY STEEL, INC. (THE "COMPANY"), WITHOUT REGARD TO THE SHARES CURRENTLY OWNED BY USINOR ("PARENT") (THE "MINIMUM CONDITION"). THE MINIMUM CONDITION MAY NOT BE WAIVED WITHOUT THE CONSENT OF THE SPECIAL COMMITTEE (AS DEFINED BELOW).
                            ------------------------

THE BOARD OF DIRECTORS OF THE COMPANY, BY THE UNANIMOUS VOTE OF ALL DIRECTORS PRESENT, BASED UPON, AMONG OTHER THINGS, THE UNANIMOUS RECOMMENDATION AND APPROVAL OF A COMMITTEE OF THE BOARD OF DIRECTORS (THE "SPECIAL COMMITTEE") COMPRISED OF DISINTERESTED DIRECTORS, HAS DETERMINED THAT THE OFFER AND THE MERGER ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE COMPANY AND RECOMMENDS THAT SHAREHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

                            ------------------------

                                   IMPORTANT

Any shareholder desiring to tender all or any portion of his Shares should either (1) complete and sign the Letter of Transmittal (or a facsimile thereof) in accordance with the instructions in the Letter of Transmittal and mail or deliver it, together with the certificate(s) evidencing tendered Shares and any other required documents, to Harris Trust Company of New York (the "Depositary") at one of the Depositary's addresses set forth on the back cover of this Offer to Purchase or tender such Shares pursuant to the procedure for book-entry transfer set forth in "THE TENDER OFFER -- Section 3. Procedures for Accepting the Offer and Tendering Shares" or (2) request his broker, dealer, commercial bank, trust company or other nominee to effect the transaction for him. Any shareholder whose Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such broker, dealer, commercial bank, trust company or other nominee if he desires to tender such Shares.

A shareholder who desires to tender Shares and whose certificates evidencing such Shares are not immediately available or who cannot deliver such certificates and all other documents required by the Letter of Transmittal to the Depositary prior to the Expiration Date (as defined herein) or who cannot complete the procedure for delivery by book-entry transfer on a timely basis, may tender such Shares by following the procedure for guaranteed delivery set forth in "THE TENDER OFFER -- Section 3. Procedures for Accepting the Offer and Tendering Shares".

Questions or requests for assistance may be directed to Innisfree M&A Incorporated (the "Information Agent") or Morgan Stanley & Co. Incorporated (the "Dealer Manager") at their respective addresses and telephone numbers set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may also be obtained from the Information Agent or from brokers, dealers, commercial banks or trust companies.
                            ------------------------

THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF SUCH TRANSACTION NOR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.
                            ------------------------

                      The Dealer Manager for the Offer is:

                           MORGAN STANLEY DEAN WITTER
November 12, 1998

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
INTRODUCTION................................................
                                                                1

SPECIAL FACTORS.............................................
                                                                3
  Background of the Offer and the Merger....................
                                                                3
  Recommendation of the Company's Board; Fairness of the
     Offer and the Merger...................................
                                                                3
     Recommendation of the Special Committee and the
      Company's Board.......................................
                                                                3
     Fairness of the Offer and the Merger...................
                                                                3
  Opinion of Lehman Brothers Inc. ..........................
                                                                3
  Company Budget Information and Financial Projections......
                                                                3
  CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING
     STATEMENTS.............................................
                                                                4
  Position of Parent and Purchaser Regarding Fairness of the
     Offer and the Merger...................................
                                                                5
  Analysis of Financial Advisor to Parent...................
                                                                5
  Purpose and Structure of the Offer and the Merger; Reasons
     of Parent and Purchaser for the Offer and the Merger...
                                                                8
  Plans for the Company After the Offer and the Merger;
     Certain Effects of the Offer...........................
                                                                9
  Rights of Shareholders in the Offer and the Merger........
                                                                9
     Filing Notice of Intention to Demand Fair Value........
                                                               10
     Record Owners and Beneficial Owners....................
                                                               10
     Notice to Demand Payment...............................
                                                               10
     Payment of Fair Value of Shares........................
                                                               11
     Estimate by Dissenter of Fair Value of Shares..........
                                                               11
     Valuation Proceedings..................................
                                                               11
     Costs and Expenses of Valuation Proceedings............
                                                               12
     Other..................................................
                                                               12
  The Merger Agreement......................................
                                                               12
  Interests of Certain Persons in the Offer and the
     Merger.................................................
                                                               18
  Beneficial Ownership of Common Stock......................
                                                               19
  Related Party Transactions................................
                                                               20
  Fees and Expenses.........................................
                                                               20

THE TENDER OFFER............................................
                                                               22
   1.  Terms of the Offer; Expiration Date..................
                                                               22
   2.  Acceptance for Payment and Payment for Shares........
                                                               23
   3.  Procedures for Accepting the Offer and Tendering
     Shares.................................................
                                                               24
   4.  Withdrawal Rights....................................
                                                               26
   5.  Certain U.S. Federal Income Tax Consequences.........
                                                               27
   6.  Price Range of Shares; Dividends.....................
                                                               27
   7.  Certain Information Concerning the Company...........
                                                               28
   8.  Certain Information Concerning Purchaser and
     Parent.................................................
                                                               32
   9.  Financing of the Offer and the Merger................
                                                               33
  10.  Dividends and Distributions..........................
                                                               34

                                                              PAGE
                                                              ----
  11.  Effect of the Offer on the Market for the Shares, the
       NYSE and Exchange Act Registration...................   34

  12.  Certain Conditions of the Offer......................   35

  13.  Certain Legal Matters and Regulatory Approvals.......   36

  14.  Fees and Expenses....................................   38

  15.  Miscellaneous........................................   38


Schedule I. Directors and Executive Officers of Parent, Purchaser and the Company
Schedule II.   Opinion of Lehman Brothers Inc.
Schedule III. Sections 1930(a) and 1571-80 (Subchapter D of Chapter 15) of the Pennsylvania Business Corporation Law
Schedule IV.   Audited Financial Statements (and Related Notes) for the
               Company for the Years Ended December 31, 1997, 1996 and 1995
Schedule V.    Unaudited Financial Statements (and Related Notes) for the
               Company for the Three-Month and Six-Month Periods Ended June
               30, 1998 and June 30, 1997

To the Holders of Common Stock of
  J&L Specialty Steel, Inc.:

                                  INTRODUCTION

     Ice Acquisition Corp., a Pennsylvania corporation ("Purchaser") and a wholly owned subsidiary of Usinor, a societe anonyme organized under the laws of the Republic of France ("Parent"), hereby offers to purchase all issued and outstanding shares (the "Shares") of common stock, par value $0.01 per share (the "Common Stock"), of J&L Specialty Steel, Inc., a Pennsylvania corporation (the "Company"), at a price of $6.375 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which together constitute the "Offer").

     Tendering shareholders will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer. Purchaser will pay all charges and expenses of Morgan Stanley & Co. Incorporated ("Morgan Stanley") which is acting as Dealer Manager for the Offer (in such capacity, the "Dealer Manager"), Harris Trust Company of New York (the "Depositary") and Innisfree M&A Incorporated (the "Information Agent") incurred in connection with the Offer. See "THE TENDER OFFER -- Section 14. Fees and Expenses".

     Parent currently owns 20,730,000 Shares (the "Parent Shares"), constituting approximately 53.5% of the Shares. The purpose of the Offer is to facilitate the acquisition of all of the remaining Shares and thereby enable Parent to acquire, directly or indirectly, 100% of the Common Stock.

     The board of directors of the Company (the "Board"), by the unanimous vote of all directors present, based upon, among other things, the unanimous recommendation and approval of a committee of the Board (the "Special Committee") comprised of disinterested directors, has determined that the Offer and the Merger (as defined below) are fair to, and in the best interests of, the Company and recommends that shareholders accept the Offer and tender their Shares pursuant to the Offer.

     The Company has advised Parent that Lehman Brothers Inc. ("Lehman Brothers") has delivered to the Special Committee its written opinion dated November 5, 1998 that, as of such date, from a financial point of view, the consideration to be offered to the shareholders of the Company, other than Parent and its subsidiaries, pursuant to the Offer and the Merger is fair to such shareholders. The Company has filed with the Securities and Exchange Commission (the "Commission") a Solicitation/Recommendation Statement on
Schedule 14D-9 (the "Schedule 14D-9"), which is being mailed to shareholders herewith.

     THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION OF THE OFFER AT LEAST A MAJORITY OF THE THEN ISSUED AND OUTSTANDING SHARES, WITHOUT REGARD TO THE PARENT SHARES (THE "MINIMUM CONDITION"). THE MINIMUM CONDITION MAY NOT BE WAIVED WITHOUT THE CONSENT OF THE SPECIAL COMMITTEE. SEE "THE TENDER OFFER -- SECTION
12. CERTAIN CONDITIONS OF THE OFFER," WHICH SETS FORTH IN FULL THE CONDITIONS TO THE OFFER.

     The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of November 5, 1998 (the "Merger Agreement"), among Parent, Purchaser and the Company. The Merger Agreement provides that, among other things, as promptly as practicable after the purchase of Shares pursuant to the Offer and the satisfaction or, if permissible, waiver of the other conditions set forth in the Merger Agreement, in accordance with the relevant provisions of the Pennsylvania Business Corporation Law of 1988, as amended (the "PBCL"), Purchaser will be merged with and into the Company (the "Merger"). Following consummation of the Merger, the Company will continue as the surviving corporation (the "Surviving Corporation") and will become a wholly owned subsidiary of Parent. At the effective time of the Merger (the "Effective Time"), each Share issued and outstanding immediately prior to the Effective Time (other than Shares held in the treasury of the Company and each Share owned by Purchaser, Parent or any direct or indirect wholly owned subsidiary of Parent or of the Company) shall be canceled and, subject to dissenters rights under the PBCL, converted automatically into the right to receive $6.375 in cash or any higher price that may be paid per Share in the Offer (the "Merger Consideration"), without interest. The Merger Agreement is more fully described in "SPECIAL FACTORS -- The Merger Agreement". Shareholders who fully comply with the statutory dissenters procedures set forth in the PBCL, the relevant portions of which are attached to this Offer to Purchase as Schedule III, will be entitled to receive in connection with the Merger, instead of the Merger Consideration, payment of the fair value of their Shares (which may be more than, equal to, or less than the Merger Consideration) as determined pursuant to the procedures prescribed by the PBCL. NO DISSENTERS RIGHTS ARE AVAILABLE IN CONNECTION WITH THE OFFER. SEE "SPECIAL FACTORS -- RIGHTS OF SHAREHOLDERS IN THE MERGER".

     The consummation of the Merger is subject to the satisfaction or waiver of certain conditions, including, if required by applicable law, the approval and adoption of the Merger Agreement by the requisite vote of the shareholders of the Company. See "SPECIAL FACTORS -- The Merger Agreement". Under the PBCL, the affirmative vote of a majority of the votes cast by all shareholders entitled to vote thereon is required to approve and adopt the Merger Agreement. Parent currently has sufficient voting power to approve and adopt the Merger Agreement without the vote of any other shareholder.

     Under the PBCL, if Purchaser acquires, pursuant to the Offer or otherwise, at least 80% of the then outstanding Shares, Purchaser's Board of Directors will be able to adopt a plan of merger to effect the Merger without a vote of the Company's shareholders (a "Short-Form Merger"). Pursuant to the Merger Agreement, Purchaser may extend the Offer under certain circumstances in the event that the number of Shares validly tendered and not withdrawn, when taken together with the Parent Shares, does not constitute at least 80% of the then issued and outstanding Shares. If Purchaser does acquire sufficient Shares to effect a Short-Form Merger, Parent, Purchaser and the Company have agreed to take all necessary and appropriate action to cause the Merger to become effective as promptly as practicable after such acquisition, without a meeting of the Company's shareholders. If Purchaser does not acquire at least 80% of the then issued and outstanding Shares pursuant to the Offer or otherwise, a vote of the Company's shareholders is required under the PBCL to effect the Merger and a significantly longer period of time will be required to effect the Merger. See "SPECIAL FACTORS -- Purpose and Structure of the Offer and the Merger; Reasons of Parent and Purchaser for the Offer and the Merger".

     The Company has advised Purchaser that, as of November 5, 1998, (i) 38,758,000 Shares were issued and outstanding, (ii) no Shares were held in the treasury of the Company and (iii) 890,000 Shares were reserved for future issuance pursuant to outstanding employee stock options ("Options") granted pursuant to the Company's 1993 Stock Incentive Plan, as amended (the "Stock Incentive Plan"), all of which will become exercisable as a result of the Offer ("Exercisable Options"). The Company has further advised Parent that, as of November 6, 1998, there were approximately 295 holders of record of the issued and outstanding Shares. Parent beneficially owns 20,730,000 Shares. If all Exercisable Options are exercised, the Minimum Condition would be satisfied if 9,459,001 Shares were validly tendered in the Offer and not withdrawn prior to the expiration of the Offer, and Purchaser would be able to effect a Short-Form Merger if 10,988,400 Shares were validly tendered in the Offer and not withdrawn prior to the expiration of the Offer. Each of the Exercisable Options was issued at an exercise price greater than the per Share consideration to be paid in the Offer and the Merger. Assuming no Exercisable Options are exercised, the Minimum Condition would be satisfied if 9,014,001 Shares were validly tendered in the Offer and not withdrawn prior to the expiration of the Offer, and Purchaser would be able to effect a Short-Form Merger if 10,276,400 Shares were validly tendered in the Offer and not withdrawn prior to the expiration of the Offer.

     THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

                                SPECIAL FACTORS

BACKGROUND OF THE OFFER AND THE MERGER

     In June 1990, Ugine S.A. ("Ugine"), at the time a 95.3% owned subsidiary of Parent, acquired all of the outstanding capital stock of the Company from certain members of the then-current management and other shareholders of the Company, who had acquired their shares in a management-led leveraged buyout in 1986. In December 1993, the Company completed an initial public offering of 17,940,000 Shares, approximately 60% of which were sold for the account of Ugine. Following that offering, 46.4% of the outstanding Shares were publicly held, and the remaining 53.6% were held by Ugine. In December 1995, Ugine became a division of Parent, and Parent became the direct owner of the Shares formerly owned by Ugine. Currently, Parent owns approximately 53.5% of the outstanding Shares, and the remaining 46.5% are publicly held.

     During the first quarter of 1998, the management of the Company informed certain directors of the Company who are officers of Parent or one of its divisions or other subsidiaries (the "Affiliate Directors") that the Company was experiencing financial difficulties that, if they continued, would affect its ability to remain in compliance with certain financial covenants as early as the third or fourth quarter of 1998. These covenants are contained in a five-year $125 million revolving credit facility and a seven-year $125 million term loan facility that the Company entered into in June 1997 (the "Credit Agreements"). In particular, the Credit Agreements require the Company to maintain a specified minimum consolidated tangible net worth (as defined in the Credit Agreements) as of the end of each fiscal quarter. The Company's existing and prospective financial difficulties were largely the result of significant declines in the prices for the Company's products over the prior 18 months, the likelihood that those prices would not improve in the near term, and the additional costs incurred and delays experienced by the Company in starting up its new Direct Roll, Anneal and Pickle ("DRAP") line.

     In March 1998, members of the management of the Company had preliminary discussions with representatives of Parent regarding the legal and financial advantages and disadvantages of issuing preferred stock to Parent as a means of avoiding a breach of the Credit Agreements. No further steps were taken at that time with respect to such an issuance.

     In April 1998, Parent retained Morgan Stanley as its financial advisor to review financial alternatives available to Parent with respect to its interest in the Company. Also in April 1998, the Company retained Corporate Value Associates ("CVA") to review strategic alternatives available to the Company in light of conditions in the North American stainless steel industry.

     On April 30, 1998, representatives of Morgan Stanley met with Kirk F. Vincent, Executive Vice President, Finance and Administration and Chief Financial Officer of the Company, Jean-Didier Dujardin, Finance Director of Ugine, and Philippe Chevallier, Corporate Finance Officer of Parent, to discuss potential ways for the Company to avoid breaching the relevant financial covenants in the Credit Agreements. In May 1998, representatives of Morgan Stanley, the Company and Parent met to discuss such alternatives in more detail, including reducing the Company's dividend, the issuance of equity or equity-linked securities by the Company, renegotiating the relevant covenants in the Credit Agreements and replacing the Credit Agreements.

     Immediately prior to a meeting of the Board on May 29, 1998, certain Affiliate Directors were given a presentation by the Company's management concerning the Company's projected 1998 financial losses, its potential breach of the consolidated tangible net worth covenant in the Credit Agreements and its worsening liquidity situation. Subsequently, at the Board meeting, all the directors of the Company who were present were given the same presentation, and the Board decided to reduce the quarterly cash dividend from $0.10 to $0.025 per Share. The Board also authorized the Company to enter into an accounts receivable financing with three other subsidiaries of Parent in order to alleviate the Company's liquidity problems and to reduce the Company's interest expense. The Board understood that any such financing would require the consent of the lenders under the Credit Agreements.

     In June 1998, Parent was approached by a stainless steel producer about a possible transaction between that corporation and the Company. Concurrently, in addition to the Company's retention of CVA described above, Parent engaged CVA to study possible alliances between the Company and other stainless steel producers that could enhance the value of Parent's investment in the Company, including in particular a business combination with the stainless steel producer that had contacted Parent. Parent asked the management of the Company to explore with that producer any potential operational savings and synergies that might result from such a combination, and a number of meetings for that purpose were held in July 1998. A representative of Parent was present at some of those meetings. No bona fide offer was made to the Company or Parent during the course of those discussions or otherwise. During the first week of August 1998, and after having considered the results of the July meetings, the Company and Parent agreed not to proceed with further discussions with the other stainless steel producer.

     On August 3 and 4, 1998, the management of the Company met with the Chairman of the Board of the Company, Guy R. Dolle, who was also the General Manager of Ugine, and Mr. Dujardin (who is also an Affiliate Director) to discuss the most viable options for the Company.

     Throughout the summer of 1998, the Company and Parent, with the assistance of Morgan Stanley, continued to study possible means to improve the Company's financial condition, including issuing preferred stock or subordinated debt. Given the Company's situation, it was recognized that the dividend rate or interest rate, as applicable, of any such securities would be substantially higher than the interest rates under the Credit Agreements. Issuing such securities was not pursued as an alternative because of that cost and the volatility in the capital markets that became more severe as time went on.

     Subsequently, it was preliminarily decided that the Company, with Morgan Stanley's assistance, would prepare documentation for a distribution by the Company to its existing shareholders of rights to purchase additional Shares that would result in aggregate proceeds to the Company of up to $75 million upon exercise of those rights. Parent indicated to the Company that it would be willing to participate in that offering by exercising all of its rights, and, to the extent that other shareholders of the Company did not exercise their rights, Parent would consider committing to purchase additional Shares. Morgan Stanley advised Parent that, in its view, it was not likely that a significant number of shareholders other than Parent would subscribe to such an offering. A Board meeting was scheduled for September 22, 1998 to consider this potential rights offering and related matters.

     In September 1998, after considering the dilutive effect that such a rights offering was likely to have on the public shareholders of the Company if a significant number of shareholders other than Parent did not subscribe to that offering, and that the net proceeds of such an offering would not provide the Company with sufficient funds to satisfy both its current and longer term financial requirements, Parent determined that it should consider solutions for the Company that would address those longer term financial needs in addition to relieving short term liquidity problems. It also appeared possible to Parent that the proceeds of such an offering might not be sufficient even to satisfy the Company's liquidity requirements if current conditions in the stainless steel industry persisted beyond late 1999. In light of the foregoing, Parent determined that it would not be in the best interests of the Company to pursue such an offering.

     In September 1998, Robert Hudry, the Chief Financial Officer of Parent and an Affiliate Director, asked Morgan Stanley to evaluate an acquisition by Parent of all the outstanding Shares that it did not then own. On September 18, 1998, Messrs. Hudry, Dolle and Dujardin discussed with representatives of Morgan Stanley and Shearman & Sterling, counsel to Parent, the significant steps that would likely be involved in, and the possible terms of, such an acquisition. Following this meeting, Francis Mer, the Chairman of Parent and an Affiliate Director, and Mr. Hudry decided to inform Parent's Board of Directors at its meeting to be held on September 22, 1998 of Parent's decision to make a proposal to acquire the Shares it did not then own for cash at a price of $5.75 per Share (the "Proposal"). On September 19, 1998, Mr. Vincent and Eugene A. Salvadore, the President and Chief Executive Officer and a director of the Company, were informed that Parent had decided, subject to discussion with Parent's Board of Directors, to make the Proposal (although they were not informed at what price) in lieu of the previously discussed rights offering.

     At a meeting of the Board on September 22, 1998, following a meeting of Parent's Board of Directors at which the Proposal was discussed, Mr. Hudry, on behalf of Parent, made the Proposal to the Company and discussed Parent's reasons for the Proposal. The Board then voted to form a committee of disinterested directors, consisting of William S. Dietrich, II, as Chairman, Pierre de Ravel d'Esclapon and John J. Sheehan. The Board authorized that committee (i) to evaluate the fairness of the Proposal or any other similar transaction that Parent decided to propose as an alternative, (ii) to negotiate the terms of any proposed agreement for a transaction with Parent on behalf of the Company, and (iii) to retain independent professional advisors. On September 23, 1998, the Company issued a press release announcing the Proposal and the Board's appointment of a special committee. On September 24, 1998, Mr. de Ravel d'Esclapon indicated that, given his prior representation of Parent and the continuing representation of certain affiliates of Parent by the law firm of which he is a partner, he believed it would be inappropriate for him to serve on that committee. Consequently, the Special Committee was comprised of Messrs. Dietrich and Sheehan.

     The Special Committee retained Kirkpatrick & Lockhart LLP as its counsel. The Special Committee held its first meeting on September 25, 1998 to discuss, among other things, the possible universe of investment banking firms that might act as financial advisor to the Special Committee. At that meeting, after considering the qualifications and independence of various firms, the Special Committee authorized Mr. Dietrich to engage Lehman Brothers on behalf of the Special Committee if satisfactory terms of engagement could be agreed upon.

     On September 28, 1998, Mr. Dolle received two letters from Mr. de Ravel d'Esclapon in which Mr. de Ravel d'Esclapon requested that Parent provide to the "Disinterested Directors" of the Company (as such term is defined in the Articles of Incorporation of the Company) any studies that Parent had prepared internally or that any outside advisors to Parent had prepared in connection with the Proposal and raised certain questions with respect to the duties of the Company's directors in considering the Proposal. Parent responded in writing to these letters by indicating that Parent planned to communicate concerning the Proposal primarily with the Special Committee, which would, in turn, report to Mr. de Ravel d'Esclapon and the other members of the Board and that Mr. de Ravel d'Esclapon should contact the Special Committee and its legal advisors for advice on the duties of the Company's directors in considering the Proposal.

     During the weeks of September 28, 1998 and October 5, 1998, representatives of Lehman Brothers and Kirkpatrick & Lockhart LLP commenced their due diligence reviews of the Company's business and operations and their respective valuation and legal analyses.

     At a meeting of the Special Committee on October 9, 1998, Lehman Brothers reviewed with the Special Committee its preliminary study and evaluation of the Company and the Proposal, which included analyses of data about comparable companies and comparable transactions and a discounted cash flow analysis based on projections provided by the Company. Kirkpatrick & Lockhart LLP summarized the obligations of the members of the Special Committee and the directors as a whole under Pennsylvania law and summarized briefly the principal terms of the draft merger agreement provided by counsel to Parent on October 8, 1998. After an extensive discussion of these presentations and of the terms of the Proposal, the Special Committee authorized Lehman Brothers to contact Morgan Stanley concerning the financial terms of the Proposal.

     On October 12, 1998, representatives of Shearman & Sterling and Kirkpatrick & Lockhart LLP spoke by telephone to discuss the legal issues and comments on the draft merger agreement that had been raised during the October 9, 1998 meeting of the Special Committee.

     On October 13, 1998, Mr. Vincent and Mr. Dujardin spoke by telephone about organizational matters relating to the meeting of the Board scheduled to occur on October 29, 1998. During this conversation, Mr. Vincent indicated that William M. Mercer, Incorporated ("Mercer"), which the Company had retained to advise it with respect to executive compensation and employee benefits matters arising in connection with the proposed transaction, would be evaluating possible long-term compensation plans for management of the Surviving Corporation and considering the possible treatment of the Options and other stock-based rights of management in the proposed transaction. On October 16, 1998, Mr. Dolle spoke with Mr. Salvadore and indicated that Parent did not intend to address the treatment of the Options and other existing stock-based compensation or to negotiate any new management compensation arrangements (including long-term incentive programs) until after consummation of any transaction.

     On October 14, 1998, at a meeting of the Special Committee, its counsel provided a more comprehensive review of the draft merger agreement. The Special Committee discussed with its advisers possible strategies for negotiations and directed Kirkpatrick & Lockhart LLP to prepare a mark-up of the draft merger agreement reflecting the Special Committee's comments to be sent to Shearman & Sterling.

     On October 14, 1998, representatives of Lehman Brothers and Morgan Stanley discussed the material terms of the Proposal and the financial condition of the Company.

     On October 15, 1998, representatives of Lehman Brothers and Morgan Stanley discussed Lehman Brothers' preliminary analyses of the range of valuations for the Company. During this conversation, Lehman Brothers indicated that the Special Committee believed an increase in the price proposed by Parent was appropriate.

     On October 17, 1998, Mr. Dolle contacted Mr. Dietrich to discuss the significant terms of the Proposal, Parent's strategic rationale therefor, and the Company's future financing needs. During this conversation, Mr. Dietrich suggested that Mr. Dolle contact Mr. Sheehan to discuss Parent's intentions with respect to the future growth of the Company. On October 18, 1998, Mr. Dolle spoke with Mr. Sheehan, who indicated that the Special Committee was seeking confirmation from Parent that it intended to support the growth of the Company in accordance with the Company's strategic plan following consummation of the proposed transaction.

     At a meeting of the Special Committee on October 19, 1998, Lehman Brothers summarized for the Special Committee its conversations with Morgan Stanley regarding the financial terms of the Proposal. Kirkpatrick & Lockhart LLP advised the Special Committee that it had had preliminary discussions with Shearman & Sterling concerning the draft merger agreement and would be in a better position to discuss the unresolved issues on Friday, October 23, 1998, after a meeting with Shearman & Sterling scheduled for October 22, 1998. The Special Committee also discussed the potential treatment of the Options and the Company's other existing stock-based compensation arrangements in any transaction with Parent and agreed that the Special Committee needed to understand the possible timing of any decision with respect thereto and the anticipated role of Mercer.

     On October 19, 1998, Mercer presented to Messrs. Dolle and Dujardin a preliminary review of possible long-term incentive plans for management of the Company. Mr. Dolle reiterated Parent's position that it did not intend to address the treatment of the Options and other existing stock-based compensation arrangements or to negotiate any new management compensation arrangements (including long-term incentive programs) until after the consummation of the proposed transaction.

     In a telephone conversation on October 20, 1998, Morgan Stanley advised Lehman Brothers that, in light of their prior discussions concerning the price and other terms of the Proposal, Parent was prepared to increase the price to be paid per Share to $5.875. Later that day, Lehman Brothers informed Morgan Stanley that the Special Committee had rejected the proposed increased per Share price. On October 21, 1998, Morgan Stanley advised Lehman Brothers that Parent might be willing to increase its proposed price to $6.00 per Share, subject to the satisfactory resolution of other issues in the draft merger agreement. Later that day, Lehman Brothers advised Morgan Stanley that the Special Committee was not prepared to agree to recommend a price of $6.00 per Share but that it would recommend a price of $6.375 per Share.

     On October 23, 1998, the Special Committee held a meeting at which Lehman Brothers reviewed its conversations with Morgan Stanley. Lehman Brothers stated that it believed Parent would offer $6.125 per Share if the Special Committee would indicate that it was prepared to recommend that price. Kirkpatrick & Lockhart LLP summarized its discussions with representatives of the Company and Shearman & Sterling concerning the treatment of the Options and the Company's other stock-based compensation arrangements. The Special Committee decided to schedule another meeting for October 25, 1998 to review that issue further, to discuss the recently received redraft of the merger agreement and to consider the Special Committee's schedule and strategy over the following week prior to the scheduled Board meeting.

     At the October 25, 1998 meeting of the Special Committee, Kirkpatrick & Lockhart LLP and Lehman Brothers reviewed the issues arising from the potential means of addressing the Company's stock-based compensation arrangements. After some discussion, the Special Committee decided to inform the Company and the advisors to Parent that the Special Committee was indifferent concerning any issues related to the treatment of the Company's existing stock-based compensation or future management incentive plans, assuming that no understanding had been reached in that regard between Parent and management of the Company (as the Special Committee had been told).

     On October 26, 1998, Mr. Dolle called Mr. Sheehan to discuss in more detail Parent's strategic reasons for seeking to acquire the entire equity interest in the Company. Mr. Dolle stated that, as Parent had disclosed publicly, its strategic goal was to focus on the development of its flat carbon and stainless steel businesses and that Parent desired to be a worldwide competitor in the stainless steel industry. He further advised Mr. Sheehan that the Company was the business unit through which this strategy would be implemented in North America. Mr. Dolle further indicated that Parent intended to turn certain large capital expenditures made by the Company in the past into key features for the Company's future by targeting certain customer industries thereby assisting the Company to strengthen its positions with the relevant North American manufacturers. Mr. Dolle told Mr. Sheehan that Parent was working with the Company to resolve the issues arising under the Credit Agreements. Mr. Dolle stated that, while the Board had decided to postpone investing in a steckel mill, Parent was aware of the need to address the high costs of hot rolling currently faced by the Company and that, after reviewing alternative solutions available to the Company, Parent intended to make a decision that optimized the Company's production costs, flexibility and quality.

     At a meeting of the Special Committee held on October 28, 1998, counsel to the Special Committee discussed the negotiations that had been held that morning with counsel to Parent concerning the terms of the draft merger agreement. Counsel stated that they believed that there were very few substantive issues separating the parties with respect to the draft merger agreement and that the most significant remaining issue was a proposed condition to Parent's obligation to close the tender offer. Lehman Brothers summarized for the Special Committee its conversations with Morgan Stanley over the last few days and said that while the stated offer by Parent was $6.125 per Share, Lehman Brothers believed that Parent would offer $6.25 per Share if the Special Committee would state that it was prepared to recommend the proposed transaction. Lehman Brothers further stated that it believed that Morgan Stanley might not have had authority from Parent to negotiate an offer of more than $6.25 per Share. In Lehman Brothers' view, Mr. Dietrich would have to speak directly to Mr. Dolle or Mr. Hudry if further progress was to be made on pricing, and the Special Committee authorized Mr. Dietrich to do so.

     On October 28, 1998, Messrs. Dolle, Dujardin, Dietrich, Sheehan, Salvadore, Vincent and other officers and directors of the Company had dinner together. During this dinner, Messrs. Dolle, Dietrich and Dujardin discussed the outstanding issues with respect to the draft merger agreement, including the price per Share to be paid in the proposed transaction. In light of Mr. Dietrich's indication that the Special Committee was not willing to recommend $6.25 per Share, Mr. Dolle stated that further discussion of the price would need to be held with Mr. Hudry the following morning.

     At two meetings held on October 29, 1998, the Special Committee reviewed with its legal and financial advisors the terms of the draft merger agreement and the negotiations concerning the proposed price to be paid for the publicly held Shares. At the second of those meetings, Mr. Dietrich explained to the Special Committee that, after several conversations with Mr. Hudry that day, following consultation with the Special Committee's advisers, he had preliminarily agreed with Mr. Hudry on a resolution of the principal outstanding issues, including a price of $6.25 per Share. Lehman Brothers delivered to the Special Committee its oral opinion that the proposed transaction with Parent at $6.25 per Share was fair to the Company's public shareholders. Kirkpatrick & Lockhart LLP told the Special Committee that, having reviewed the most recent draft of the merger agreement, Kirkpatrick & Lockhart LLP was satisfied that there remained only a small number of limited issues to resolve with Shearman & Sterling. On that basis, the Special Committee decided to approve the merger agreement and recommend that the entire Board approve the merger agreement and recommend to the Company's shareholders that they accept the proposed tender offer and tender their Shares.

     At the subsequent Board meeting on October 29, 1998, Mr. Dietrich gave a report to the entire Board concerning the activities of the Special Committee and its advisors. Kirkpatrick & Lockhart LLP discussed the fiduciary obligations of the directors of the Company in considering a transaction such as the one proposed by Parent and summarized the principal terms of the draft merger agreement. Lehman Brothers reviewed with the Board its study and evaluation of the Company and of the proposed transaction as embodied in the draft merger agreement.

     Following these presentations, during which directors asked questions of both Lehman Brothers and Kirkpatrick & Lockhart LLP, Mr. de Ravel d'Esclapon asked that he and the other Disinterested Director who was not on the Special Committee be permitted to meet privately with the Special Committee and its advisors. At that private session, Mr. de Ravel d'Esclapon asked, among other things, whether this was the appropriate time to agree to a merger transaction with Parent. Lehman Brothers explained that, given the financial condition of the Company and the issues related to its ability to comply with the terms of the Credit Agreements, the Company only had a limited number of options. Lehman Brothers then discussed the financial value to the public shareholders of the previously proposed rights offering, which Lehman Brothers estimated as being less than the price proposed to be paid for the publicly held Shares by Parent. Mr. de Ravel d'Esclapon then inquired whether the Special Committee had ever received any evaluation or similar materials concerning the Company prepared by or for the benefit of Parent. The Special Committee's advisors explained to Mr. de Ravel d'Esclapon that several requests had been made to the advisors to Parent for such materials, although none had been provided. Lehman Brothers did indicate that it had received from the Company certain materials prepared in May 1998 by Morgan Stanley and a few pages of analysis prepared at some later date by Morgan Stanley.

     When the Board meeting reconvened, Mr. de Ravel d'Esclapon asked the Affiliate Directors whether any such evaluation or similar materials had been prepared. One of the Affiliate Directors noted that there had been discussions among Parent and its advisers concerning a valuation of the Company and how the process of completing a transaction such as this one would ordinarily proceed. Another Affiliate Director stated that a report from Morgan Stanley would be included in the documents to be filed with the Commission.

     After further discussion, a motion was made, seconded and unanimously approved by the Board to accept Parent's proposal, to execute a definitive merger agreement and to recommend that the public shareholders of the Company accept Parent's tender offer and tender their Shares.

     Late in the evening of October 29, 1998, counsel to the Special Committee and Parent finalized the draft merger agreement and the parties executed that merger agreement, dated as of October 29, 1998 (the "Initial Merger Agreement"), and, early in the morning of October 30, 1998, the parties announced that the Initial Merger Agreement had been signed.

     After the Special Committee and the Board had both acted to approve the Initial Merger Agreement, representatives of the Special Committee and the Company learned that, prior to making the Proposal, certain officers of Parent (including certain Affiliate Directors) had been provided with a draft of valuation and related materials concerning the Company prepared by Morgan Stanley, which draft materials had not been provided to the Special Committee or its advisors. Parent provided the Special Committee and its advisors with the final Morgan Stanley report, although Parent declined to provide them with the prior draft materials. On November 3, 1998, the Special Committee resolved to withdraw its recommendation of the Initial Merger Agreement unless it was provided with a copy of those draft materials and advised Parent of its decision. Parent then agreed to provide a copy of the requested materials, and that copy was delivered to Mr. Dietrich's office on the morning of November 4, 1998.

     Upon reviewing that draft, it was determined that some of the information contained therein warranted further analysis, particularly certain potential ranges of prices that Parent might consider. Given the fact that the Special Committee determined that it could not at that time recommend the proposed transaction to shareholders of the Company and that Parent's tender offer for the publicly-held Shares had to be commenced on the next day under the relevant rules of the Commission, the Special Committee decided to withdraw such recommendation. At approximately 2:00 p.m., Eastern time, on November 4, 1998, the Special Committee issued the following press release:

     PITTSBURGH, November 4, 1998 -- The Special Committee of the Board of Directors of J&L Specialty Steel, Inc. (NYSE: JL) announced today that, in light of additional information provided to the Special Committee today by Usinor, the Committee was withdrawing its prior recommendation that shareholders accept the proposed tender offer by Usinor for all publicly-held shares at $6.25 per share. The Chairman of the Special Committee stated that this additional information requires further study by the Special Committee in consultation with its professional advisors and that the Special Committee will promptly assess its options in light of that further study.

     The Special Committee, comprised of disinterested directors of J&L, was formed to consider the proposal made in September by Usinor to acquire the 46.5% of J&L not already owned by Usinor.

     Following the issuance of that press release, representatives of the Special Committee and Parent held several conversations concerning the appropriate next steps. Parent informed the Special Committee that, in accordance with the terms of the Initial Merger Agreement, as a result of the Special Committee's withdrawal of its recommendation, Parent would terminate the Initial Merger Agreement and would not continue with its tender offer. Parent informed the Special Committee that it would be willing to execute a new merger agreement containing the same terms and conditions as the Initial Merger Agreement, if the Special Committee and the Board would be willing to recommend the transaction. Before the opening of trading on the following day, November 5, 1998, Parent issued the following press release:

     Paris, France, November 5, 1998 -- Usinor announced today that it had determined not to continue with a previously announced tender offer to acquire shares of J&L Specialty Steel, Inc. (NYSE: JL) and that it had terminated its previously announced merger agreement entered into with J&L on October 29, 1998. Usinor's decision was made in response to an announcement yesterday by the Special Committee of the J&L Board of Directors that, in light of additional information provided to the Special Committee by Usinor, the Special Committee was withdrawing its recommendation that shareholders accept Usinor's proposed offer. Usinor informed the Special Committee that if, after the Special Committee's review of such additional information, the Special Committee were prepared today to recommend a transaction with Usinor and the J&L Board of Directors to approve an agreement between Usinor and J&L to effect such a transaction on the same terms and conditions as those set forth in the October 29, 1998 merger agreement, Usinor would be prepared to execute such an agreement and to consummate such a transaction.

     With a worldwide production of approximately 16.1 million tons in 1997, Usinor is a world leading producer of steel. Its principal activities are divided into Flat Carbon Steels, Stainless Steel and Alloys and Specialty Steels.

     The Special Committee's advisors reviewed the Morgan Stanley draft materials after they were provided by Parent to the Special Committee and discussed with the Special Committee the implications of those materials for the Special Committee in its deliberations. On November 5, 1998, the Special Committee convened a meeting at which Lehman Brothers advised the Special Committee that the valuation materials contained in the draft did not change its valuation of the Company or its assessment as to fairness, from a financial point of view, of the $6.25 price per Share contemplated by the Initial Merger Agreement, because the analyses in those materials were substantially the same as the analyses Lehman Brothers had performed, Morgan Stanley had not reached conclusions that were materially different from those of Lehman Brothers and to the extent there was any divergence, it was primarily the result of Lehman Brothers' use of more current projections prepared by the Company's management, which were more pessimistic than those prepared by the Company's management earlier in the year and used in preparing the draft Morgan Stanley materials. Lehman Brothers also reminded the Special Committee that the draft materials represented the views of Morgan Stanley and to the extent the price ranges therein included prices that were higher than the proposed price, this was also, in part, a result of the use of the more optimistic projections.

     In light of the information contained in the materials, the Special Committee resolved to have Mr. Dietrich contact Parent to discuss a possible increase in the purchase price. After further discussions, Parent agreed to increase the price per Share to $6.375. Thereafter, the Special Committee resolved to recommend that the Board approve the transaction with Parent and the Merger Agreement and that the Board recommend that the public shareholders accept the Offer and tender their Shares in the Offer. Following a report of the Special Committee and its recommendations and the delivery of an oral opinion of Lehman Brothers concerning the fairness of the per Share consideration, the Board, by the unanimous vote of all directors present, approved the Merger Agreement and the transactions contemplated thereby (the "Transactions"). The Merger Agreement was executed on November 5, 1998.

     During the week of November 2, 1998, representatives of Parent and the Company met with representatives of the agent bank under the Credit Agreements, to discuss a proposed amendment to the Credit Agreements. In the event that the proposed amendment is not executed, a put event may be triggered under the Credit Agreements, permitting any of the banks to require the Company to pay off such portion of the loans or, if possible, the Company may secure another bank to assume such portion of the loans. As a result of that meeting, the agent determined to recommend that the other lenders under the Credit Agreements agree to changes thereto that would include (i) a guaranty by Parent of the Company's payment obligations under the Credit Agreements; (ii) having a favorable adjustment to the interest rates on the outstanding loans thereunder; (iii) deleting most of the operating and financial covenants made by the Company therein; and (iv) effectively substituting covenants by Parent with the same terms as given by Parent to the lenders under its own most recent revolving credit agreement. It is currently contemplated that this amendment to the Credit Agreements will be executed in the coming weeks, assuming agreement can be reached with the bank group.

RECOMMENDATION OF THE COMPANY'S BOARD; FAIRNESS OF THE OFFER AND THE MERGER

     Recommendation of the Special Committee and the Company's Board

     On November 5, 1998, the Special Committee, by the unanimous vote of both of its members, determined that the Merger Agreement and the Transactions, including the Offer and the Merger, are fair to and in the best interests of the Company, approved the Merger Agreement and the Transactions and voted to recommend that the Board approve the Merger Agreement and the Transactions.

     On November 5, 1998, the Board, based in part on the unanimous recommendation of the Special Committee, by the unanimous vote of all directors present, determined that the Merger Agreement and the Transactions, including the Offer and the Merger, are fair to and in the best interests of the Company, and approved the Merger Agreement and the Transactions. In addition, the Board, by the unanimous vote of all directors present, recommended that the shareholders of the Company accept the Offer and tender their Shares pursuant to the Offer and, if necessary, approve and adopt the Merger Agreement and approve the Merger. Messrs. Francis Mer and Michel Le Page were not present at this Board meeting.

     Fairness of the Offer and the Merger

     In making the decisions referred to above, the Special Committee considered the following factors, which, in the view of the Special Committee, when taken together, supported such decisions:

          (i) the likelihood (x) that the Company would breach at least one of the financial covenants contained in the Credit Agreements at December 31, 1998 if the Company did not obtain additional equity capital or amend or replace the Credit Agreements, and that the Company might not be able to obtain from its lenders a waiver of any such breach, negotiate necessary amendments to those covenants or improve its capital structure without Parent's active participation; (y) that any such waiver or amendments, even if obtained, would require the Company to pay substantial fees and higher rates of interest on the amounts outstanding under the Credit Agreements if Parent was not financially involved; and (z) that any attempt to raise funds in the capital markets would be unsuccessful without Parent's substantial participation (Moreover, although Parent has indicated that it is willing to participate in negotiations relating to modification of the Credit Agreements, guarantee the Company's payment obligations thereunder and participate in any capital-raising transaction by the Company, Parent has no obligation to do so or to agree to any particular forms of assistance or particular terms for any such assistance.);

          (ii) the Company's worsening liquidity situation, including the fact that, during most of the period since the appointment of the Special Committee by the Board, the Company had available less than $10 million of borrowing capacity pursuant to the terms of the Credit Agreements;

          (iii) the probability that the Company's financial condition, which has several causes, including (x) the fact that the Company has realized very low, if not negative, operating profit margins during this year on many of the products the Company sells, and (y) start-up problems with the Company's new DRAP line at its Midland, Pennsylvania plant, was unlikely to improve in the near-term;

          (iv) the Company's uncertain longer-term prospects given (w) the difficulty of predicting when prices in the stainless steel industry will begin to recover and to what level; (x) the difficulty of forecasting the results and ultimate effect of the unfair trade practice cases filed by the Company and others and the timing of any such effect; (y) the likely effects on the prices of stainless steel commodity products of the start-up of full-scale production at two new domestic plants; and (z) the substantial funds required for capital expenditures that the Company believes are necessary to remain competitive in the longer term;

          (v) Mr. Dolle's statements to members of the Special Committee that Parent's strategic goal was to focus on the development of its flat carbon and stainless steel businesses and that the Company was the business unit through which this strategy would be implemented in North America;

          (vi) the historical market prices and recent trading activity in the Shares, including (x) that the Offer price of $6.375 per Share represents a premium of approximately 100% over the $3.1875 per Share closing price on September 22, 1998, the day prior to the announcement of the Proposal, a premium of approximately 117% over the closing price of $2.9375 per Share one week prior to the announcement of the Proposal, a premium of approximately 26% over the closing price of $5.0625 per Share one month prior to the announcement of the Proposal and a premium of approximately 5% over the closing price of $6.0625 per Share two months prior to the announcement of the Proposal and (y) that the Shares never traded on the New York Stock Exchange (the "NYSE") above $6.25 per Share after the September 23, 1998 announcement of the Proposal;

          (vii) the history of the negotiations between the Special Committee and its representatives and Parent and its representatives, including (x) that the negotiations resulted in an increase in the price at which Parent agreed to acquire the Shares from $5.75 to $6.375 per Share; and (y) the Special Committee's considered belief that Parent would not further increase the Offer price and, accordingly, that $6.375 per Share was, in the view of the Special Committee, the highest price that could be obtained from Parent by the Special Committee;

          (viii) the opinion of Lehman Brothers that, based upon and subject to the assumptions and qualifications stated therein, the $6.375 price per Share to be received by the shareholders of the Company (other than Parent and its subsidiaries) in the Offer and the Merger is fair to such holders from a financial point of view, and the analyses that Lehman Brothers presented to the Special Committee in connection therewith (see "SPECIAL FACTORS -- Opinion of Lehman Brothers Inc.");

          (ix) the requirement of the Minimum Condition that the Offer cannot be consummated without the consent of the Special Committee unless at least a majority of the Shares not owned by Parent or Purchaser are tendered pursuant to the Offer and not withdrawn;

          (x) the fact that Parent owns a sufficient number of Shares to control any disposition of the Company and has indicated that it does not have any current plans to sell any Parent Shares; and the fact that, accordingly, the Special Committee and Lehman Brothers were not authorized to, and did not, solicit third party indications of interest to acquire the Company as a whole or any of its businesses;

          (xi) the terms of the Merger Agreement, including (a) that the conditions to the Offer may not be changed in any manner that is materially adverse to the public shareholders without the consent of the

     Special Committee and a majority of the Disinterested Directors; (b) that the recommendation of the Special Committee may be withdrawn, modified or amended to the extent the Special Committee believes it necessary to do so in the exercise of its fiduciary duties; (c) that the Offer is not subject to any financing condition; (d) that the terms of the Merger Agreement may only be amended or waived with the consent of the Special Committee and a majority of the Disinterested Directors; (e) that it is a condition to the Merger that all Shares validly tendered and not withdrawn pursuant to the Offer shall have been purchased by Purchaser; and (f) the limited nature of the other conditions to the Offer and the Merger; and

          (xii) the availability of dissenters' rights pursuant to which the public shareholders of the Company may have the fair value of their Shares judicially determined under Pennsylvania law in connection with the Merger.

     In making its decisions referred to above, the Board considered the following factors, which, in the view of the Board, when taken together, supported such decisions: (i) the conclusions and recommendations of the Special Committee; (ii) the factors referred to above as having been taken into account by the Special Committee, including the receipt by the Special Committee of the opinion of Lehman Brothers addressed solely to the Special Committee that, based upon and subject to the assumptions stated therein, the $6.375 per Share to be received by the shareholders of the Company (other than Parent and its subsidiaries) in the Offer and the Merger is fair to such holders from a financial point of view and the analysis presented by Lehman Brothers to the Board; and (iii) the fact that the $6.375 per Share Offer price and the terms and conditions of the Merger Agreement were the result of extended arm's-length negotiations between the Special Committee and Parent.

     The members of the Board, including the members of the Special Committee, evaluated the Offer and the Merger in light of their knowledge of the business, financial condition and prospects of the Company and after their receipt of the advice of their financial and legal advisors. In light of the number and variety of factors that the Board and the Special Committee considered in connection with their evaluations of the Offer and the Merger, neither the Board nor the Special Committee found it practicable to assign relative weights to the foregoing factors, and, accordingly, neither the Board nor the Special Committee did so.

     The Board, including the members of the Special Committee, believes that the Offer and the Merger are procedurally fair because, among other things: (i) the Special Committee consisted of Disinterested Directors appointed to represent the interests of the shareholders other than Parent; (ii) the Special Committee retained and was advised by independent legal counsel; (iii) the Special Committee retained Lehman Brothers as its independent financial advisor to assist it in evaluating the Proposal made by Parent and received advice from Lehman Brothers; (iv) the Minimum Condition (which may not be waived without the consent of the Special Committee) has the effect of requiring the holders of a majority of the Shares (other than Parent) to tender their Shares into the Offer in order for it to be consummated; (v) of the process of the deliberations pursuant to which the Special Committee evaluated the Offer and the Merger and alternatives thereto; (vi) of the fact that the $6.375 per Share price and the other terms and conditions of the Merger Agreement resulted from the active arm's-length bargaining between representatives of the Special Committee, on the one hand, and representatives of Parent, on the other; and (vii) of the availability of dissenters' rights to the public shareholders.

     The Board and the Special Committee recognized that the Merger was not structured to require the approval of a majority of the shareholders of the Company other than Parent, and that Parent currently has sufficient voting power to approve the Merger without the affirmative vote of any other shareholder of the Company. However, the Special Committee and the Board also recognized that, since (x) it is a condition to the Merger that Parent shall have purchased all Shares validly tendered and not withdrawn pursuant to the Offer, and (y) it is a condition (waivable only with the consent of the Special Committee) to consummation of the Offer that there be validly tendered and not withdrawn at least a majority of the issued and outstanding Shares without regard to the Shares owned by Parent (i.e., the Minimum Condition), the Merger is effectively conditioned on satisfaction of the Minimum Condition.

     The Board and the Special Committee also recognized that the terms of the Merger Agreement did not require cancellation of the Options or any other existing rights on the part of management to acquire equity of the Company, and that there was no assurance that such rights would be eliminated or on what terms. However, the Special Committee and the Board also believed that management would be likely to agree to such a cancellation in connection with any new management incentive plans adopted for the Surviving Corporation, and that any such plans were unlikely to be more generous in any material way than incentive plans of comparable companies.

OPINION OF LEHMAN BROTHERS INC.

     Lehman Brothers has acted as the financial advisor to the Special Committee in connection with the Offer and the Merger. On November 5, 1998, Lehman Brothers delivered its oral opinion to the Special Committee and the Board (subsequently confirmed in writing as of such date) that the consideration to be offered to the shareholders of the Company other than Parent (the "Public Shareholders") is fair, from a financial point of view, to the Public Shareholders.

     The full text of the opinion of Lehman Brothers dated November 5, 1998 (the "Lehman Opinion") is attached hereto as Schedule II and is incorporated herein by reference. Shareholders should read the Lehman Opinion for a discussion of matters considered and limitations on the review undertaken by Lehman Brothers in rendering its opinion. The summary of the Lehman Opinion set forth in this Offer to Purchase is qualified in its entirety by reference to the full text of the Lehman Opinion.

     No limitations were imposed by the Company or the Special Committee on the scope of Lehman Brothers' investigation or the procedures to be followed by Lehman Brothers in connection with preparing the Lehman Opinion, except that Lehman Brothers was not authorized to solicit, and did not solicit, any indications of interest from any third party with respect to a purchase of all or any part of the Company's business. Lehman Brothers was not requested to and did not make any recommendation to the Special Committee as to the form or amount of consideration to be received by the Public Shareholders in the Offer and the Merger, which was determined primarily through negotiations between the Special Committee and Parent (although Lehman Brothers did participate in such negotiations). In arriving at the Lehman Opinion, Lehman Brothers did not ascribe a specific range of value to the Company, but rather made its determination as to the fairness, from a financial point of view, of the consideration to be offered to the Public Shareholders in the Offer and the Merger on the basis of the financial and comparative analyses described below. The Lehman Opinion is for the use and benefit of the Special Committee and was rendered to it in connection with its consideration of the Offer and the Merger and is not intended to be and does not constitute a recommendation to any Public Shareholder as to whether to accept the consideration to be offered to such shareholder in the Offer or the Merger. Lehman Brothers was not requested to opine as to, and the Lehman Opinion does not in any manner address, the Company's underlying business decision to proceed with or effect the Offer or the Merger.

     In arriving at the Lehman Opinion, Lehman Brothers reviewed and analyzed:
(a) the Merger Agreement and the specific terms of the Offer and the Merger; (b) the annual report of the Company for the fiscal year ended December 31, 1997 filed on Form 10-K, the quarterly financial report of the Company for the fiscal quarter ended June 30, 1998 filed on Form 10-Q, and such other publicly available information concerning the Company that Lehman Brothers believed to be relevant to its analysis; (c) financial and operating information with respect to the business, operations and prospects of the Company furnished to Lehman Brothers by the Company; (d) a trading history of the Shares from December 14, 1993 (the date of the Company's initial public offering) to the present and a comparison of that trading history with those of other companies that Lehman Brothers deemed relevant; (e) a comparison of the historical financial results and present financial condition of the Company with those of other companies Lehman Brothers deemed relevant; (f) a comparison of the financial terms of the Offer and the Merger with the financial terms of certain other merger transactions that Lehman Brothers deemed relevant; (g) current conditions of and forecasts for the industry in which the Company operates; and (h) the Company's current cash flow forecast and limited cash position, its ability to meet short-term liquidity requirements and longer-term capital expenditures and the potential alternatives available to the Company to fund such requirements and expenditures. In addition, Lehman Brothers had discussions with the management of the Company concerning its business, operations, assets, liabilities, financial condition, liquidity and prospects and undertook such other studies, analyses and investigations as Lehman Brothers deemed appropriate.

     In arriving at the Lehman Opinion, Lehman Brothers assumed and relied upon the accuracy and completeness of the financial and other information made available to Lehman Brothers without assuming any responsibility for independent verification of such information and further relied upon the assurances of management of the Company that they were not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the financial projections of the Company, upon advice of the Company, Lehman Brothers assumed that such projections had been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company and that the Company would perform substantially in accordance with such projections. In arriving at the Lehman Opinion, Lehman Brothers conducted only a limited physical inspection of the properties and facilities of the Company and did not make or obtain any evaluations or appraisals of the assets or liabilities of the Company. In addition, the Company did not authorize Lehman Brothers to solicit, and Lehman Brothers did not solicit, any indications of interest from any third party with respect to the purchase of all or any part of the Company's business. The Lehman Opinion was necessarily based upon market, economic and other conditions as they existed on, and could be evaluated as of, the date of the Lehman Opinion.

     The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial and comparative analysis and the application of those methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to summary description. Furthermore, in arriving at the Lehman Opinion, Lehman Brothers did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevancy of each analysis and factor. Accordingly, Lehman Brothers believes that its analyses must be considered as a whole and that considering any portions of its analyses and of the factors considered by it, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying the Lehman Opinion. In its analyses, Lehman Brothers made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the Company's control. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth therein. Additionally, analyses relating to the value of businesses do not purport to be appraisals or to reflect the prices at which businesses actually may be sold.

     Discounted Cash Flow Analysis. Lehman Brothers performed a discounted cash flow analysis on the projected financial information of the Company for the last three months of fiscal 1998 and the fiscal years 1999 through 2007 based upon operating and financial assumptions, forecasts and other information provided to Lehman Brothers by the management of the Company. Using this information, Lehman Brothers discounted to present value the projected stream of unleveraged net income (earnings before interest and after taxes) for the last three months of 1998 and the fiscal years 1999 through 2007 as adjusted for: (i) certain projected non-cash items (such as depreciation and amortization and non-cash post-retirement expenses); (ii) forecasted capital expenditures (including discretionary capital expenditures); (iii) forecasted working capital adjustments; and (iv) pension funding requirements. To estimate the residual value of the Company at the end of the forecast period (the "Terminal Value"), Lehman Brothers utilized two approaches, applying a range of 5.0x-7.0x multiples to projected fiscal 2007 earnings before interest, taxes, depreciation and amortization and applying terminal period growth rates of 1.0%-3.0% to projected fiscal 2007 operating cash flow.

     Lehman Brothers applied discount rates that varied from 10% to 12% or from 15% to 17% based upon different assumptions concerning the Company's ability to fund its capital needs and avoid a default under the Credit Agreements. The equity value per Share resulting from these analyses ranged from $2.78 per Share to $10.54 per Share or from ($1.79) per Share to $2.98 per Share, respectively, depending upon the discount rate applied.

     Comparable Public Company Analysis. Lehman Brothers compared the historical financial, operating and stock market performances of certain publicly traded companies that it considered relevant with the historical financial and operating performance of the Company, based upon information that was publicly available and based upon information provided to Lehman Brothers by management of the Company. Lehman Brothers considered companies in three principal industry segments, stainless steel producers, specialty metals producers and carbon steel producers. The companies that Lehman Brothers included in its universe of stainless steel producers were Allegheny Teledyne Incorporated, Armco Inc. and Carpenter Technology Corporation (the "Comparable Stainless Steel Producers"), in its universe of specialty metals producers were Quanex Corporation, RTI International Metals, Inc., Special Metals Corporation, The Timken Company and Titanium Metals Corporation (the "Comparable Specialty Metals Producers"), and in its universe of carbon steel producers were AK Steel Holding Corporation, Bethlehem Steel Corporation, Geneva Steel Company, The LTV Corporation, National Steel Corporation, Nucor Corporation, Rouge Industries Inc., Steel Dynamics, Inc., USX Corporation-U.S. Steel Group and Weirton Steel Corporation (the "Comparable Carbon Steel Producers" and, together with the Comparable Stainless Steel Producers and the Comparable Specialty Metals Producers, the "Comparable Companies").

     Lehman Brothers calculated a range of market multiples for the Comparable Companies by dividing the aggregate value (total common shares outstanding multiplied by the closing market price per share on October 26, 1998, plus the latest reported debt, unfunded pension and non-pension retiree benefits, preferred stock and minority interest, minus the latest reported cash and cash equivalents) of each of the Comparable Companies by such company's net sales and net tangible asset value (total assets less intangible assets less cash) as reported in publicly available information. In addition, Lehman Brothers divided the equity value per share on October 26, 1998 of each of the Comparable Companies by the latest reported tangible equity value per share as reported in publicly available information and by projected earnings per share ("EPS") for 1999 calendar year as represented by the mean estimate reported by First Call Corporation. This analysis indicated that the relevant ranges of multiples derived from the Comparable Companies were (i) net sales: 0.16x to 2.14x; (ii) net tangible asset value: 0.27x to 1.80x; (iii) tangible equity value: 0.32x to 3.75x; and (iv) 1999 EPS: 4.7x to 25.5x.

     Lehman Brothers then calculated imputed valuation ranges of the Company, both before the potential dilutive effect of a common stock rights offering and assuming dilution, by applying a range of multiples, derived from its analysis of the Comparable Companies, to the results of the Company. This analysis resulted in a range of values of the Company of ($0.05) to $3.83 per Share.

     Because of the inherent differences between the business, operations and prospects of the Comparable Stainless Steel Producers, the Comparable Specialty Metals Producers and the Comparable Carbon Steel Producers, on the one hand, and the Company, on the other, Lehman Brothers believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the analysis but rather also made qualitative judgments concerning differences between the financial and operating characteristics and prospects of the Comparable Stainless Steel Producers, the Comparable Specialty Metals Producers and the Comparable Carbon Steel Producers, on the one hand, and the Company, on the other, that would affect the public trading values of each.

     Common Stock Price Analysis. Lehman Brothers compared the Company's stock price performance from December 14, 1993, the day of the Company's initial public offering, until September 22, 1998, one day before public announcement of the Proposal. Using December 14, 1993 as the base of 100%, on September 22, 1998, the Company's common stock price was 22% of the base value, as compared to the S&P 400 Index value of 229%.

     Lehman Brothers also compared the Company's stock price performance from December 14, 1993 to September 22, 1998 with those of an index of the Comparable Stainless Steel Producers, an index of the Comparable Specialty Metals Producers and an index of the Comparable Carbon Steel Producers. Using December 14, 1993 as the base of 100%, on September 22, 1998, the Company's common stock price was 22% of the base value, as compared to the values of the Comparable Stainless Steel Producers, the Comparable

Specialty Metals Producers and the Comparable Carbon Steel Producers indices of 85%, 97% and 66% of their base values, respectively.

     Lehman Brothers noted that the Offer price of $6.375 per Share was 100% above the closing stock price one day prior to the announcement of the Proposal of $3.1875 per Share, 117% above the closing price one week prior to the announcement of the Proposal of $2.9375 per Share, 26% above the closing price one month prior to the announcement of the Proposal of $5.0625 per Share, 5% above the closing price two months prior to the announcement of the Proposal of $6.0625 per Share and 54% below the Company's 52-week high through September 22, 1998. As of September 22, 1998, the Comparable Stainless Steel Producers were down an average 42% from their 52-week highs, the Comparable Specialty Metals Producers were down an average 50% from their 52-week highs and the Comparable Carbon Steel Producers were down an average 54% from their 52-week highs. Overall, the Comparable Companies were down an average 51% from their 52-week highs. Lehman Brothers also considered the fact that each of the Comparable Companies had positive earnings before interest and taxes ("EBIT") during the twelve-month period ended June 30, 1998, while the Company had negative EBIT for that period.

     Lehman Brothers also considered the liquidity of the Shares on an absolute basis and relative to the Comparable Companies. The Company's market capitalization was $124 million as of September 22, 1998 (one day prior to the announcement of the Proposal), as defined by the Shares outstanding multiplied by market price per Share, average 200-day daily trading volume level was 69,700 Shares traded, public float was 46% of the Shares outstanding and the market value of the public float was $57 million as of September 22, 1998. The Comparable Companies had a mean market capitalization, 200-day daily trading volume level, public float and market value of public float of $878 million,
267.3 thousand, 77% and $776 million, respectively, as of September 22, 1998.

     Comparable Transactions Analysis. Lehman Brothers compared the financial and operating performance of certain companies that had engaged in merger transactions since January 1990 with the historical financial and operating performance of the Company. Lehman Brothers analyzed the purchase prices and multiples paid or proposed to be paid in selected merger and acquisition transactions using publicly available information. The transactions that Lehman Brothers considered comparable to the Offer and the Merger included the transactions by Imetal SA with Copperweld Corp., by NKK Corp. with National Steel Corp., by Armco Inc. with Cyclops Industries Inc., by Lukens Inc. with Washington Steel Corp., by Kyoei Steel Ltd. with Florida Steel Corporation, by Allegheny Ludlum Corp. with Athlone Industries Inc., by Birmingham Steel Corp. with American Steel and Wire Corp., by an Investor Group with Gulf States Steel, Inc., by BRW Steel Corp. with Bliss and Laughlin Industries Inc., by Renco Group Inc. with WCI Steel Inc., by CPT Holdings, Inc. with Steel of West Virginia Inc., by Allegheny Teledyne Incorporated with Oregon Metallurgical Corporation, by Co-Steel, Inc. with New Jersey Steel Corporation, by Bethlehem Steel Corporation with Lukens Inc., by Allegheny Teledyne Incorporated with Bethlehem Steel Corporation, by Aluminum Company of America with Alumax Inc., by Ispat International with Inland Steel Company, by Blackstone Group/Veritas Capital Partners LP with Republic Engineered Steels, Inc. and by Universal Stainless and Alloy Products, Inc. with AL Tech Specialty Steel (the "Selected Acquisitions").

     Lehman Brothers calculated the purchase price as a multiple of sales for each acquired company for the four fiscal quarters immediately preceding the announcement of the transaction. This analysis indicated that the range of multiples of purchase price to net sales derived from the Selected Acquisitions was 0.22x to 4.04x. Based on the Offer price, the Company's multiple of net sales is 1.24x. Lehman Brothers then calculated the imputed valuation ranges of the Company by applying the results for the preceding four fiscal quarters of the Company to multiples derived from its analysis of the Selected Acquisitions. This analysis resulted in a range of values of the Company of $0.60 to $2.32 per Share.

     Lehman Brothers also analyzed the purchase prices paid in connection with selected minority squeeze-out transactions (i.e., transactions in which a majority owner bought out the minority stake held by the public) which had occurred or been announced since January 1990 (the "Squeeze-Out Transactions"). Lehman Brothers calculated the premium per share paid by the acquiror in each of the Squeeze-Out Transactions as a percentage of the stock price of the acquired company one day, one week, four weeks, eight weeks, at the 52-week high and the 52-week low prior to the original announcement of the Squeeze-Out Transactions. This analysis indicated that the relative ranges of premiums were (i) one day: (18)% to 77%; (ii) one week: (19)% to 90%; (iii) four weeks: (46)% to 88%; (iv) eight weeks: (48)% to 90% (v) at the 52-week high:
(53)% to 56%; and (vi) at the 52-week low: (16)% to 439%. Lehman Brothers calculated that the mean premium paid in the Squeeze-Out Transactions as a percentage of the stock price of the acquired company one day, one week, four weeks, eight weeks, at the 52-week high and at the 52-week low prior to the original announcement of the Squeeze-Out Transactions was 25%, 32%, 37%, 36%, 1% and 106%, respectively. Lehman Brothers compared the above-mentioned ranges and mean premiums of the Squeeze-Out Transactions to the premiums implied by the Offer price over the closing market price of the Shares one day, one week, four weeks, eight weeks, at the 52-week high and at the 52-week low prior to the announcement of the Proposal. The Offer price implied premiums of 100%, 117%, 26%, 5%, (54)% and 117%, respectively, over the closing market price of the Shares one day, one week, four weeks, eight weeks, at the 52-week high and at the 52-week low prior to the announcement of the Proposal. Lehman Brothers then calculated the imputed valuation range of the Company by applying the mean premiums derived from its analysis of the Squeeze-Out Transactions to the closing market price of the Shares on the appropriate date. This analysis resulted in a range of values of the Company of $3.87 to $14.01 per Share.

     Because the market conditions, rationale and circumstances surrounding each of the transactions analyzed were specific to each transaction and because of the inherent differences between the businesses, operations and prospects of the Company and the acquired businesses analyzed, Lehman Brothers believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the analysis and, accordingly, also made qualitative judgements concerning differences between the characteristics of these transactions and the Offer and the Merger that would affect the acquisition value of the Company and such acquired companies.

     Lehman Brothers is an internationally recognized investment banking firm and, as part of its investment banking activities, is regularly engaged in the evaluation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. The Special Committee selected Lehman Brothers because of its expertise, reputation and familiarity with the Company and because its investment banking professionals have substantial experience in transactions similar to the Merger.

     In the ordinary course of its business, Lehman Brothers may trade in the Shares for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in the Shares.

     Pursuant to the terms of a letter agreement dated October 1, 1998 (the "Engagement Letter"), the Special Committee retained Lehman Brothers as the Special Committee's exclusive financial advisor for the purpose of assisting the Special Committee in evaluating a transaction with Parent and to render an opinion with respect to the fairness, from a financial point of view, of the consideration to be offered to the Public Shareholders pursuant to the Offer and the Merger.

     Pursuant to the Engagement Letter, the Company paid Lehman Brothers an initial retainer fee of $200,000 and, upon delivery of the Lehman Opinion, an additional fee of $700,000. Upon consummation of the Offer, the Company has agreed to pay Lehman Brothers an additional fee of $850,000. The Company will reimburse Lehman Brothers for its reasonable expenses (including, without limitation, legal fees and disbursements) incurred in connection with Lehman Brothers' engagement by the Special Committee. The Company has agreed to indemnify Lehman Brothers and its controlling persons, affiliates, directors, officers, employees and agents for certain costs, expenses and liabilities to which Lehman Brothers or any other indemnified person may become subject arising out of or in connection with the rendering of services by Lehman Brothers pursuant to the Engagement Letter or upon the request of the Special Committee.

COMPANY BUDGET INFORMATION AND FINANCIAL PROJECTIONS

     The Company does not, as a matter of course, make public forecasts or projections as to future sales, earnings or other income statement data. However, in connection with Parent's position as a controlling shareholder of the Company, Parent has received and examined certain analyses prepared by the Company which include projections of future financial results. Such information has been set forth below for the limited purpose of giving the Company's shareholders access to financial projections by the Company's management that were available for review by Parent and Purchaser in connection with the Offer.

     Fourth Quarter Forecast. On October 24, 1998, the Company provided Parent with projections for the quarter ending December 31, 1998 and for the year ending December 31, 1998 (together, the "Fourth Quarter Forecast"). The Fourth Quarter Forecast assumes an inventory clean-up program. Selected information presented in the Fourth Quarter Forecast is set forth below:

                                                    THREE MONTHS ENDING          YEAR ENDING
                                                     DECEMBER 31, 1998        DECEMBER 31, 1998
                                                         (FORECAST)               (FORECAST)
                                                   ----------------------    --------------------
                                                   (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
Net sales........................................         $112,153                 $485,781
Gross profit.....................................          (12,760)                 (41,420)
Operating income (loss)..........................          (22,330)                 (70,962)
Net income (loss)................................          (18,247)                 (57,940)
Earnings (loss) per Share........................            (0.47)                   (1.50)

     1999 Budget. The Company's management provided projections for the year ended December 31, 1999 (the "1999 Budget") to Parent on October 15, 1998. On October 24, 1998, the Company provided Parent with revised assumptions for the 1999 Budget. The most significant change in the assumptions for the 1999 Budget is a large reduction in shipment volumes of cold rolled products. The Company did not provide Parent with net sales, gross profit, operating income, net income and earnings per Share projections taking into account the assumptions the Company sent Parent on October 24, 1998. Therefore, the selected information from the 1999 Budget set forth below does not take account of such changes.

                                                                 YEAR ENDING DECEMBER 31,
                                                               -----------------------------
                                                                        1999 BUDGET
                                                               -----------------------------
                                                               (DOLLARS IN THOUSANDS, EXCEPT
                                                                      PER SHARE DATA)
Net sales..................................................              $588,503
Gross profit...............................................                33,055
Operating income (loss)....................................                 5,615
Net income (loss)..........................................                (9,904)
Earnings (loss) per Share(1)...............................                  (.26)

---------------
(1) Assumes no change in the number of outstanding Shares.

     June Projections. In June 1998, the Company's management provided Parent with certain projections for the years ending December 31, 1998 through December 31, 2007 (the "June Projections"). These projections were delivered on August 14, 1998 by the Company's management to Morgan Stanley. These projections, which were updated by the Company on October 2, 1998 for the years 1998 and 1999, were forwarded by the Company to Lehman Brothers during the week of October 5, 1998. The June Projections assume a U.S. flat stainless steel market growing at 3.5% per year with the Company's shipments growing at a higher rate. Selected information presented in the June Projections (as updated by the Company on October 2, 1998) is set forth below:

                                                                                 FORECAST
                                           ACTUAL   -------------------------------------------------------------------
                                            1997
                                           ------   1998   1999   2000   2001   2002   2003   2004   2005   2006   2007
Sales..........................    $MM      599     486    589    718    757    811    839    830    824    837    850
Operating income...............    $MM      -38     -71    5.6     59     82    108    107     82     26     66    105
Net Income.....................    $MM      -41     -58    -10     23     40     59     62     49      4     30     57

           CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

     Certain matters discussed herein are forward-looking statements that involve risks and uncertainties. Forward-looking statements include the information set forth above concerning the Fourth Quarter Forecast, the 1999 Budget and the June Projections (together, the "Projections"). Such information has been included in this Offer to Purchase for the limited purpose of giving the Company's shareholders access to financial projections prepared by the Company's management that were made available to Parent and Purchaser. Such information was prepared by the Company's management for internal use and not with a view to publication. The Projections were based on assumptions concerning the Company's products and business prospects in 1998 through 2007, including the assumption that the Company would continue to operate under the same ownership structure as then existed. The Projections were also based on certain revenue and operating assumptions. Projected information of this type is based on estimates and assumptions that are inherently subject to significant economic and competitive uncertainties and contingencies, all of which are difficult to predict and many of which are beyond the Company's control. Accordingly, there can be no assurance that the projected results will be realized or that actual results will not be significantly higher or lower than those set forth above. In addition, the Projections were not prepared with a view to public disclosure or compliance with the published guidelines of the Commission or the guidelines established by the American Institute of Certified Public Accountants regarding projections and forecasts and are included in this Offer to Purchase only because such information was made available to Parent and Purchaser by the Company. Neither Parent's nor the Company's independent accountants have examined, compiled or applied any agreed upon procedures to this information and, accordingly, assume no responsibility for this information. None of Parent, Purchaser, the Company or any other party assumes any responsibility for the accuracy or validity of the foregoing Projections. Forward-looking statements also include those preceded by, followed by or that include the words "believes", "expects", "anticipates" or similar expressions. Such statements should be viewed with caution.

POSITION OF PARENT AND PURCHASER REGARDING FAIRNESS OF THE OFFER AND THE MERGER

     Parent and Purchaser believe that the consideration to be received by the Company's shareholders, other than Parent and Purchaser, pursuant to the Offer and the Merger is fair to the Company's shareholders other than Parent and Purchaser. Parent and Purchaser base their belief solely on (i) the fact that the Board and the Special Committee concluded that the Offer and the Merger are fair to, and in the best interests of, the Company, (ii) the fact that the Disinterested Directors of the Company unanimously approved the execution of the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, (iii) the fact that the Minimum Condition ensures that, in order for the Offer to be successful, more than a majority of the Shares not held by Parent or Purchaser will have to be tendered in the Offer, (iv) the historical and projected financial performance of the Company and its financial results,
(v) the fact that the consideration to be paid in the Offer and the Merger represents a premium in excess of 75% over the weighted average per Share closing price for the one-month period prior to the September 23, 1998 public announcement of Parent's original offer to acquire the outstanding Shares other than the Parent Shares and a premium in excess of 96% over the reported per Share closing price on the last trading day prior to September 23, 1998, (vi) the fact that the terms of the Merger Agreement were negotiated on an arm's-length basis, (vii) the fact that the Offer and the Merger will each provide consideration to the shareholders of the Company entirely in cash,
(viii) notwithstanding the fact that the Lehman Opinion was provided solely for the information and assistance of the Special Committee and that neither Parent nor Purchaser is entitled to rely on such opinion, the fact that the Special Committee received an opinion from Lehman Brothers that, as of November 5, 1998, from a financial point of view, the $6.375 per Share in cash to be offered to the holders of Shares other than Parent and its subsidiaries in the Offer and the Merger is fair to such holders and (ix) the presentation of Morgan Stanley regarding the Company described below. Parent and Purchaser have reviewed the factors considered by the Board in support of its decision, as described in the
Schedule 14D-9 and above, and had no basis to question their consideration of or reliance on those factors. Neither Parent nor Purchaser found it practicable to assign, nor did either of them assign, relative weights to the individual factors considered in reaching its conclusion as to fairness.

ANALYSIS OF FINANCIAL ADVISOR TO PARENT

     On October 29, 1998, representatives of Morgan Stanley discussed its written presentation regarding the Company (the "Morgan Stanley Presentation") with senior executives of Parent.

     The Morgan Stanley Presentation included a premium analysis, an historical and comparative market overview of the Company, an analysis of comparable companies, an analysis of precedent transactions involving minority buyout transactions and a discounted cash flow analysis of the Company, each of which is summarized below. Morgan Stanley was not requested to, and did not, render any opinion with respect to the fairness of the consideration to be paid pursuant to the Offer or the Merger.

     Premium Analysis. The Morgan Stanley Presentation included a premium analysis which indicated that the $6.25 per Share proposed on October 29, 1998 to be paid in the Offer and the Merger represented a 23% premium over the August 23, 1998 per Share closing price (the closing price 30 days prior to the public announcement of the Proposal), a 96% premium over the September 22, 1998 per Share closing price (the last full trading day prior to the public announcement of the Proposal), a 75% premium over the one-month weighted average per Share closing price prior to September 23, 1998 and a 22% premium over the three-month weighted average per Share closing price prior to September 23, 1998.

     Company Historical Common Stock Performance. Morgan Stanley's analysis of the Common Stock performance consisted of an historical analysis of: (i) the closing prices and trading volumes of the Shares from December 14, 1993 (the date of the initial public offering of the Company) to October 27, 1998 (the "Five-Year Analysis"), (ii) the closing prices and trading volumes of the Shares from October 27, 1997 to October 27, 1998 (the "One-Year Analysis"), (iii) the closing prices and trading volumes of the Shares from September 23, 1998 to October 27, 1998, (iv) the price performance of the Shares compared against the Steel Index (as defined below) and the Standard and Poor's 500 Index from December 14, 1993 to October 27, 1998, (v) the price performance of the Shares compared against the foregoing indices from October 27, 1997 to October 27, 1998 and (vi) the price performance of the Shares compared against the foregoing indices from September 23, 1998 to October 27, 1998. The Steel Index included the following publicly traded companies: Allegheny Teledyne Incorporated, The Timken Company, Armco Inc., Carpenter Technology Corporation, Quanex Corporation, Special Metals Corporation, Titanium Metals Corporation and RMI Titanium Company. Both the One-Year Analysis and the Five-Year Analysis indicated that, during the respective comparison periods, the price performance of each of the indices used for the comparative purposes was superior to the price performance of the Common Stock.

     Comparable Company Analysis. As part of its analysis, Morgan Stanley compared certain financial information of the Company with a group of public companies in the Steel Index (as defined above, now collectively the "Comparable Companies"). Such financial information included price to forecasted 1998 and forecasted 1999 earnings multiples. Earnings per share estimates for the Comparable Companies were based on IBES median estimates as of October 23, 1998 and market information was as of October 28, 1998.

     Using IBES median estimates as of October 23, 1998, the market price to estimated 1998 and 1999 earnings per share multiples for the Company were less than zero and 10.6x, respectively, as of September 22, 1998 and less than zero and 18.3x, respectively, as of October 28, 1998, compared to mean multiples of 7.9x and 6.6x, respectively, for the Comparable Companies as of October 28, 1998. The implied range of stand-alone values for the Company derived from the analysis of the Comparable Companies, based on a range of market price to 1998 earnings per share multiples of 12.0x to 14.0x, and market price to 1999 earnings per share multiples of 11.0x to 13.0x, was less than zero, given the Company's negative 1998 and 1999 earnings forecasts.

     Morgan Stanley also performed a forward looking Comparable Companies analysis by applying a range of market price to 2000 earnings per share multiples of 10.0x to 12.0x, market price to 2001 earnings per share multiples of 9.0x to 11.0x and market price to 2002 earnings per share multiples of 8.0x to 10.0x, and the equity values were then discounted to the present using a discount rate of 12% representing the weighted average cost of capital for the Company. Based on this analysis, Morgan Stanley calculated the mean per Share equity values for the Company ranging from $6.20 to $7.61.

     No company utilized in the Comparable Companies analysis as a comparison is identical to the Company. In evaluating the Comparable Companies, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of the Company, such as the impact of competition on the business of the Company and the industry generally, industry growth and the absence of any adverse material change in the financial condition and prospects of the Company or the industry or in the financial markets in general. Mathematical analysis (such as determining the average or median) is not in itself a meaningful method of using comparable company data.

     Precedent Transaction Analysis. Using publicly available information, Morgan Stanley reviewed selected minority squeeze-out transactions announced since 1992. The precedent transaction premium analysis indicated median premiums over the unaffected market price (the price 30 days in advance of the public announcement of the transaction) of 21% between 1994 and 1998 and 24% between 1997 and 1998. Based on this analysis, Morgan Stanley calculated per Share values for the Company ranging from $4.30 to $4.60.

     No transaction utilized in the precedent transaction analysis is identical to the Offer and the Merger. In evaluating the precedent transactions, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of the Company, such as the impact of competition on the business of the Company and the industry generally, industry growth and the absence of any adverse material change in the financial condition and prospects of the Company or the industry or in the financial markets in general. Mathematical analysis (such as determining the average or median) is not in itself a meaningful method of using comparable transaction data.

     Discounted Cash Flow Analysis. The Morgan Stanley Presentation included a discounted cash flow analysis to estimate the present value of the stand-alone unleveraged free cash flows that the Company may be expected to generate based upon estimates prepared by the Company's management. Morgan Stanley discounted the estimated unleveraged free cash flows over a ten-year period ending with the 2007 calendar year using discount rates of 11.0% to 13.0% and assuming a terminal value based on a range of earnings before interest, depreciation and taxes ("EBITDA") multiples of 5.0x to 6.0x. Unleveraged free cash flows were calculated as the after-tax operating earnings of the Company (excluding any interest income or expense) plus depreciation and amortization, plus (or minus) net changes in non-cash working capital, minus projected capital expenditures. Morgan Stanley added to the present value of the cash flows the derived terminal value for the Company in 2007 using the range of EBITDA multiples and discount rates described above. Assuming the range of discount rates and EBITDA multiples described above, the analysis implied equity values per Share ranging from $4.34 to $7.42.

     A copy of the Morgan Stanley Presentation has been filed as an Exhibit to the Transaction Statement on Schedule 13E-3 filed with the Commission in connection with the Offer and the Merger. Copies thereof will be made available for inspection and copying at the principal executive offices of the Company during regular business hours by any interested shareholder of the Company, or his representative who has been so designated in writing, and may also be obtained in the manner described under the "THE TENDER OFFER -- Section 7. Certain Information Concerning the Company" (except that copies are not available at the regional offices of the Commission).

     The summary set forth above does not purport to be a complete description of the Morgan Stanley Presentation.

     In performing its analyses, Morgan Stanley made numerous assumptions and may have deemed various assumptions more or less probable than others with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Parent or the Company. The analyses performed by Morgan Stanley are not necessarily indicative of actual values, which may be significantly more or less favorable than those suggested by such analyses. Such analyses do not purport to be appraisals or to reflect the prices at which the Company might actually be sold.

     In preparing its analyses, Morgan Stanley assumed and relied upon without independent verification the accuracy and completeness of the information reviewed for purposes of its presentation. With respect to the financial forecasts referred to above, Morgan Stanley assumed that they had been reasonably prepared on bases reflecting the best available estimates and judgments of the future financial performance of the Company at the time they were prepared. Morgan Stanley did not make any independent valuation or appraisal of the assets or liabilities of the Company, nor has it been furnished with any such appraisals. Morgan Stanley analyses were necessarily based on economic, market and other conditions on, and the information made available to Morgan Stanley as of the date of its presentation. As described above, the Morgan Stanley Presentation was one of many factors taken into consideration by Parent in making its determination to present the Offer. Consequently, the Morgan Stanley Presentation should not be viewed as determinative of Parent's decision to proceed with the Offer and the Merger.

     Morgan Stanley is an internationally recognized investment banking and financial advisory firm. Morgan Stanley, as part of its investment banking business, is continuously engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and for corporate and other purposes. Morgan Stanley was retained by Parent as financial advisor to evaluate a possible acquisition of the Company based upon its qualifications, expertise and reputation, as well as Morgan Stanley's prior investment banking relationship and familiarity with Parent.

     Morgan Stanley is a full service securities firm engaged in securities trading and brokerage activities, as well as providing investment banking and financial advisory services. In the ordinary course of its trading and brokerage activities, Morgan Stanley or its affiliates may at any time hold long or short positions, and may trade or otherwise effect transactions for its own account or the accounts of customers, in debt or equity securities of Parent, Parent's affiliates or the Company.

     Pursuant to a letter agreement, dated as of April 27, 1998 and amended on September 25, 1998, between Parent and Morgan Stanley, Parent has agreed to pay Morgan Stanley (i) a monthly advisory fee of $100,000, commencing April 27, 1998 and (ii) a transactional fee of $1.8 million upon Parent's acquisition of any or all of the outstanding Shares, against which any advisory fee previously paid pursuant to clause (i) of this sentence, up to $600,000, will be credited. Parent has also agreed to reimburse Morgan Stanley for all reasonable out-of-pocket expenses incurred by Morgan Stanley, including the reasonable fees and expenses of legal counsel, and to indemnify Morgan Stanley against certain liabilities and expenses in connection with its engagement, including certain liabilities under the federal securities laws.

PURPOSE AND STRUCTURE OF THE OFFER AND THE MERGER; REASONS OF PARENT AND PURCHASER FOR THE OFFER AND THE MERGER

     The purpose of the Offer and the Merger is for Parent to acquire the entire equity interest in the Company. The purpose of the Merger is for Parent to acquire all Shares not purchased pursuant to the Offer. Upon consummation of the Merger, the Company will become a direct wholly owned subsidiary of Parent. The acquisition of the Shares not owned by Parent or Purchaser has been structured as a cash tender offer followed by a cash merger in order to effect a prompt and orderly transfer of ownership of the Company from the public shareholders to Purchaser and to provide shareholders with cash for all of their Shares.

     Under the PBCL, the approval of the Board and, unless the conditions for effecting a Short-Form Merger are satisfied, the affirmative vote of a majority of the votes cast by all shareholders entitled to vote thereon are required to approve and adopt the Merger Agreement and the transactions contemplated thereby, including the Merger. The Board has approved and adopted the Merger Agreement and the transactions contemplated thereby, and, unless a Short-Form Merger is effected pursuant to the provisions under the PBCL described below, the only remaining required corporate action of the Company, Parent or Purchaser is the approval and adoption of the Merger Agreement and the transactions contemplated thereby by the shareholders of the Company. Parent already has sufficient voting power to cause the approval and adoption of the Merger Agreement and the transactions contemplated thereby without the affirmative vote of any other shareholder of the Company.

     In the Merger Agreement, the Company has agreed to take all actions necessary to convene a special meeting of its shareholders as soon as practicable after the consummation of the Offer for the purpose of considering and taking action on the Merger Agreement and the transactions contemplated thereby, if such action is required by the PBCL. Parent has agreed to cause all Shares owned by it and its subsidiaries to be voted in favor of the approval and adoption of the Merger Agreement and the transactions contemplated thereby.

     Under the PBCL, if Purchaser acquires, pursuant to the Offer or otherwise, at least 80% of the then outstanding Shares, Purchaser's Board of Directors will be able to effect a Short-Form Merger. Pursuant to the Merger Agreement, Purchaser may extend the Offer under certain circumstances in the event that the number of Shares validly tendered and not withdrawn, when taken together with the Parent Shares, does not constitute at least 80% of the then issued and outstanding Shares. If Purchaser does acquire sufficient Shares to effect a Short-Form Merger, Parent, Purchaser and the Company have agreed in the Merger Agreement to take all necessary and appropriate action to cause the Merger to become effective as promptly as practicable after such acquisition, without a meeting of the Company's shareholders. If Purchaser does not acquire at least 80% of the then issued and outstanding Shares pursuant to the Offer or otherwise, a vote of the Company's shareholders will be required under the PBCL to effect the Merger and a significantly longer period of time will be required to effect the Merger.

     Parent's principal strategic objectives have included expanding upon its commitment to the stainless steel industry, as well as reinforcing its commitment to the North American market, through its interest in the Company. In order to further these objectives, Parent has considered various means of strengthening both its investment in the Company and the Company's financial condition. Parent concluded that increasing its equity interest in the Company to 100% would best enable it to satisfy its strategic goals and to support the Company's financial recovery. Parent chose to undertake the transaction at this time because Parent wishes to begin managing the Company's financial recovery before its financial condition worsens, and because the transaction is consistent with Parent's strategic objectives of improving upon its position in the North American stainless steel market.

PLANS FOR THE COMPANY AFTER THE OFFER AND THE MERGER; CERTAIN EFFECTS OF THE
OFFER

     Upon consummation of the Offer, Parent and Purchaser intend to effect the Merger in accordance with the Merger Agreement. See "SPECIAL FACTORS -- The Merger Agreement".

     Except as otherwise described below or elsewhere in this Offer to Purchase, Parent has no current plans or proposals which relate to or would result in, other than by virtue of the Merger: (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (ii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iii) any material change in the Company's capitalization or dividend policy or indebtedness; (iv) any change in the management of the Company, the composition of the Board or any change in any material term of the employment contract of any executive officer; or (v) any other material change in the Company's corporate structure or business.

     Nevertheless, Parent's management has begun, and intends to continue, a review of the Company and its assets, corporate structure, capitalization, operations, properties, policies, management and personnel to determine what changes, if any, would be desirable following the Merger in order best to organize and integrate the activities of the Company and Parent. In particular, Parent may consider making material changes in the present dividend rate and policy, indebtedness and capitalization of the Company following the Merger. Parent and Purchaser expressly reserve the right to make any changes that they deem necessary or appropriate in light of their review or in light of future developments or that would be desirable to permit Parent more effectively to manage the Company and to enable the Company to function more efficiently.

     As a result of the Offer, the interest of Parent in the Company's net book value and net earnings will increase to the extent of the number of Shares acquired pursuant to the Offer. If the Merger is consummated, Parent's interest in such items will increase to 100%, and Parent and its subsidiaries will be entitled to all benefits resulting from that interest, including all income generated by the Company's operations and any future increase in the Company's value and the right to elect all members of the Board. Similarly, Parent will also bear the risk of any decrease in the value of the Company after the Merger, including the risk of losses generated by the Company's operations. Upon consummation of the Merger, the Company will become a privately held corporation. Accordingly, existing shareholders of the Company, other than Parent, will not have the opportunity to participate in the earnings and growth of the Surviving Corporation and will not have any right to vote on corporate matters. Similarly, existing shareholders of the Company, other than Parent, will not face the risk of losses generated by the Surviving Corporation's operations or decline in the value of the Surviving Corporation.

     Following the consummation of the Merger, the Shares will no longer be listed on the NYSE and the registration of the Shares under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), will be terminated. Accordingly, following the Merger there will be no publicly traded Common Stock of the Company outstanding and the Company will no longer be required to file periodic reports with the Commission. See "THE TENDER OFFER -- Section 11. Effect of the Offer on the Market for the Shares, the NYSE and Exchange Act Registration". It is expected that, if Shares are not accepted for payment by Purchaser pursuant to the Offer and the Merger is not consummated, the Company's current management, under the general direction of the Board, will continue to manage the Company as an ongoing business.

RIGHTS OF SHAREHOLDERS IN THE OFFER AND THE MERGER

  Dissenters Rights

     NO DISSENTERS RIGHTS ARE AVAILABLE IN CONNECTION WITH THE OFFER. However, if the Merger is consummated, shareholders who do not sell their Shares pursuant to the Offer and who fully comply with the statutory dissenters procedures set forth in the PBCL, the relevant portions of which are attached to this Offer to Purchase as Schedule III, will be entitled to receive, in lieu of the Merger Consideration, cash for the fair value of their Shares (which may be more than, equal to, or less than the Merger Consideration) as determined pursuant to the procedures prescribed by the PBCL. Merely voting against the Merger Agreement (if a vote of the Company's shareholders is required to effect the Merger under the PBCL) will not perfect a shareholder's dissenters rights. Shareholders are urged to review carefully the dissenting shareholders' rights provisions of the PBCL, a description of which is provided below and the full text of which is attached to this Offer to Purchase as Schedule III and incorporated herein by reference. SHAREHOLDERS WHO FAIL TO COMPLY STRICTLY WITH THE APPLICABLE PROCEDURES WILL FORFEIT THEIR DISSENTERS RIGHTS IN CONNECTION WITH THE MERGER. See Schedule III to this Offer to Purchase.

     Sections 1571-80 of the PBCL ("Subchapter D") and 1930(a) of the PBCL, copies of which are attached to this Offer to Purchase as Schedule III, entitle any holder of record of Shares who objects to the Merger, in lieu of receiving the consideration for such Shares provided under the Merger Agreement, to demand in writing that he be paid in cash the fair value of his Shares. Section 1572 of the PBCL defines "fair value" as: "The fair value of shares immediately before the effectuation of the corporate action to which the dissenter objects, taking into account all relevant factors, but excluding any appreciation or depreciation in anticipation of the corporate action".

     Any shareholder contemplating making a demand for fair value is urged to review carefully the provisions of Subchapter D, particularly the procedural steps required to perfect his dissenters rights thereunder. DISSENTERS RIGHTS WILL BE LOST IF THE PROCEDURAL REQUIREMENTS OF SUBCHAPTER D ARE NOT FULLY AND PRECISELY SATISFIED. The following summary does not purport to be a complete statement of the provisions of Subchapter D of the PBCL and is qualified in its entirety by reference to Schedule III to this Offer to Purchase and the PBCL.

     Filing Notice of Intention to Demand Fair Value. Before the vote of the shareholders is taken on the Merger (if a vote of the Company's shareholders is required to effect the Merger under the PBCL), the dissenting shareholder must deliver to the Company a written notice of intention to demand that he be paid the fair value of his Shares if the Merger is effected. Such written notice must be sent to the Secretary of the Company at One PPG Place, 18th Floor, P.O. Box 3373, Pittsburgh, PA 15230-3373. A VOTE AGAINST THE

MERGER IS NOT SUFFICIENT TO SATISFY THE REQUIREMENT OF DELIVERING A WRITTEN NOTICE TO THE COMPANY. In addition, the shareholder must not effect any change in the beneficial ownership of his Shares from the date of filing the notice with the Company through the consummation of the Merger, and Shares for which payment of fair value is sought must not be voted in favor of the Merger, and the shareholder must vote against, or abstain from voting in favor of, the Merger. Failure of a dissenting shareholder to comply with any of the foregoing will result in the forfeiture of any right to demand payment of fair value for his Shares.

     Record Owners and Beneficial Owners. A record holder of Shares held in whole or in part for the benefit of another person may assert dissenters rights as to fewer than all of the Shares registered in his name only if he dissents with respect to all the Shares beneficially owned by any one person and discloses the name and address of the person or persons on whose behalf he dissents. A beneficial owner of Shares who is not the record holder may assert dissenters rights with respect to Shares held on his behalf if he submits to the Company the written consent of the record holder not later than the time of assertion of dissenters rights. A beneficial owner may not dissent with respect to fewer than all of the Shares owned by him whether or not such Shares are registered in his name.

     Notice to Demand Payment. If the Merger is effected as a Short-Form Merger, without a vote of the Company's shareholders, the Company shall mail to all shareholders (other than Purchaser, Parent and their respective subsidiaries) a notice of the consummation of the Merger. The notice shall also state where and when a demand for payment must be sent and certificates for Shares deposited in order to obtain payment of fair value for the Shares (which may be more than, equal to, or less than the Merger Consideration) and must be accompanied by a copy of Subchapter D and a form for demanding payment. The time set for the receipt of demands and the deposit of certificates shall not be less than 30 days from the mailing of the notice. Failure by a shareholder to demand payment or deposit certificates pursuant to such notice will cause such shareholder to lose all right to the payment of the fair value of his Shares and reinstate such shareholder's right to receive the Merger Consideration. If the Merger has not been effected within 60 days after the date set for demanding payment and depositing certificates, the Company shall return any certificates that have been deposited. The Company, however, may at any later time send a new notice regarding demand for payment and deposit of certificates with like effect.

     In the event that Purchaser does not acquire at least 80% of the then outstanding Shares pursuant to the Offer or otherwise and the Merger is approved at a meeting of the Company's shareholders, the Company shall mail to all dissenters who gave due notice of their intention to demand payment of fair value and who refrained from voting in favor of the Merger a notice stating where and when a demand for payment must be sent and certificates for Shares deposited in order to obtain payment of fair value for the Shares (which may be more than, equal to, or less than the Merger Consideration). The notice shall be accompanied by a copy of Subchapter D and a form for demanding payment. The time set for the receipt of demands and the deposit of certificates shall not be less than 30 days from the mailing of the notice. Failure by a shareholder to demand payment or deposit certificates pursuant to such notice will cause such shareholder to lose all right to the payment of the fair value of his Shares and reinstate such shareholder's right to receive the Merger Consideration. If the Merger has not been effected within 60 days after the date set for demanding payment and depositing certificates, the Company shall return any certificates that have been deposited. The Company, however, may at any later time send a new notice regarding demand for payment and deposit of certificates with like effect.

     Payment of Fair Value of Shares. Promptly after the consummation of the Merger or upon timely receipt of demand for payment if the Merger has already been effected, the Company shall either (a) remit to dissenters who have made timely demand and deposited their certificates the amount the Company estimates to be the fair value of their Shares or (b) give written notice that no remittance will be made under Section 1577 of the PBCL. Such remittance or notice will be accompanied by (i) the closing balance sheet and statement of income of the Company for a fiscal year ending not more than 16 months prior to the date of remittance or notice together with the latest available interim financial statements, (ii) a statement of the Company's estimate of the fair value of the Shares, and (iii) a notice of the right of the dissenting shareholder to demand payment or supplemental payment, as the case may be, accompanied by a copy of Subchapter D. If the Company does not remit the amount of its estimate of the fair value of the Shares, it shall return all certificates that have been deposited and may make a notation thereon that a demand for payment has been made.

     If Shares with respect to which notation has been so made shall be transferred, each new certificate issued therefor shall bear a similar notation together with the name of the original dissenting holder or owner of such Shares. A transferee of such Shares shall not acquire by such transfer any rights in the Company other than those that the original dissenter had after making demand for payment of fair value for such Shares.

     Estimate by Dissenter of Fair Value of Shares. If a dissenting shareholder believes that the amount estimated or paid by the Company for his Shares is less than their fair value, the shareholder may send to the Company his own estimate of the fair value which shall be deemed a demand for payment of the amount or the deficiency. If the dissenter does not file his own estimate of fair value within 30 days after the mailing by the Company of its remittance or estimate of fair value, the dissenter shall be entitled to no more than the amount remitted to him or estimated by the Company.

     Valuation Proceedings. Within 60 days after the latest of (i) the consummation of the Merger, (ii) timely receipt of any demands for payment and
(iii) timely receipt of any shareholder estimates of fair value, if any demands for payment remain unsettled, the Company may file in court an application for relief requesting that the fair value of the Shares be determined by the court. Each dissenter whose demand has not been settled shall be made a party to the proceeding and shall be entitled to recover the amount by which the fair value of his Shares is found to exceed the amount, if any, previously remitted, plus interest. Such interest shall accrue on such amount from consummation of the Merger until the date of payment at such rate as is fair and equitable under the circumstances, taking into account all relevant factors including the average rate currently paid by the Company on its principal bank loans. If the Company fails to file an application within the 60-day period, any dissenter who has not settled his claim may do so in the name of the Company within 30 days after the expiration of this 60-day period. If no dissenter files an application within such 30-day period, each dissenter who has not settled his claim shall be paid no more than the Company's estimate of the fair value of his Shares and may bring an action to recover any amount not previously remitted.

     Costs and Expenses of Valuation Proceedings. The costs and expenses of any valuation proceedings, including the reasonable compensation and expenses of any appraiser appointed by the court, shall be determined by the court and assessed against the Company except that any part of such costs and expenses may be apportioned and assessed as the court deems appropriate against all or some of the dissenters whose action in demanding supplemental payment is found by the court to be dilatory, obdurate, arbitrary, vexatious or in bad faith. The court may also assess against the Company the fees and expenses of counsel and experts for any or all of the dissenters if the Company fails to comply substantially with Subchapter D or acts in bad faith or in a dilatory, obdurate, arbitrary or vexatious manner. The court can also assess any such fees or expenses incurred by the Company against a dissenter if such dissenter is found to have acted in bad faith or in a dilatory, obdurate, arbitrary or vexatious manner. If the court finds that the services of counsel for any dissenter were of substantial benefit to the other dissenters and should not be assessed against the Company, it may award to such counsel reasonable fees to be paid out of the amounts awarded to the dissenters who were benefitted.

  Other

     Section 1712 of the PBCL provides that a director of a Pennsylvania corporation stands in a fiduciary relation to such corporation and must perform his duties as a director in good faith, in a manner he reasonably believes to be in the best interests of the corporation and with such care, including reasonable inquiry, skill and diligence, as a person of ordinary prudence would use under similar circumstances. Section 1105 of the PBCL provides in substance that a shareholder of a Pennsylvania corporation shall not have any right to obtain, in the absence of fraud or fundamental unfairness, an injunction against any proposed merger, nor any right to claim the right to valuation and payment of the fair value of his Shares because of such merger, except that he may dissent and claim such payment if and to the extent provided in Subchapter D, described above. Absent fraud or fundamental unfairness, such dissenters rights are the exclusive remedy of such shareholders. However, the United States Court of Appeals, Third Circuit, interpreting the predecessor statute to Section 1105 of the

PBCL in Herskowitz v. NutriSystem, Inc., concluded that dissenters rights co-exist with common law causes of action, such as rescission or money damages, in the context of an action for breach of fiduciary duty or misrepresentation in a cash-out merger. Shareholders should be aware that due to the enactment of the PBCL in 1988 it is unclear whether the decision in Herskowitz remains applicable to dissenters rights. IN VIEW OF THE COMPLEXITIES OF THESE PROVISIONS OF PENNSYLVANIA LAW, SHAREHOLDERS WHO ARE CONSIDERING DISSENTING FROM THE MERGER SHOULD CONSULT THEIR OWN LEGAL COUNSEL.

     SEE SCHEDULE III ATTACHED HERETO FOR A REPRODUCTION OF THE TEXT OF THE RELEVANT SECTIONS OF THE PBCL.

THE MERGER AGREEMENT

     The following is a summary of the Merger Agreement, a copy of which is filed as an Exhibit to the Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1") filed by Purchaser and Parent with the Commission in connection with the Offer. Such summary is qualified in its entirety by reference to the Merger Agreement.

     The Offer. The Merger Agreement provides for the commencement of the Offer as promptly as reasonably practicable, but in no event later than five business days after the initial public announcement of Purchaser's intention to commence the Offer. Purchaser shall not, without the consent of the Special Committee, accept for payment any Shares tendered pursuant to the Offer unless at least a majority of the then issued and outstanding Shares, without regard to the Parent Shares, shall have been validly tendered and not withdrawn prior to the expiration of the Offer. The obligation of Purchaser to accept for payment and pay for Shares tendered pursuant to the Offer is subject to the satisfaction of certain other conditions that are described in "THE TENDER OFFER -- Section 12. Certain Conditions of the Offer" hereof. Purchaser expressly reserves the right to waive any such condition (except the Minimum Condition), to increase the amount per Share payable in the Offer and to make any other changes in the terms and conditions of the Offer; provided, however, that, without the prior written consent of the Special Committee and, to the extent required by the Company's Articles of Incorporation, the approval of a majority of the Disinterested Directors, Purchaser will not decrease the price per Share payable in the Offer, reduce the maximum number of Shares to be purchased in the Offer, change the form of consideration payable in the Offer, add to, modify or supplement the conditions to the Offer set forth in "THE TENDER OFFER -- Section 12. Certain Conditions of the Offer" hereof or make any other change in the terms or conditions of the Offer which is materially adverse to the holders of Shares. Pursuant to the Merger Agreement, in the event all conditions set forth in the Merger Agreement (including the Minimum Condition) shall have been satisfied or waived, but the number of Shares validly tendered and not withdrawn pursuant to the Offer, when taken together with the Parent Shares, does not constitute at least 80% of the then issued and outstanding Shares, Purchaser may extend the Offer for a period or periods aggregating not more than 20 business days after the later of (i) the initial expiration date of the Offer and (ii) the date on which all other conditions set forth in the Merger Agreement shall have been satisfied or waived. If, at the beginning of the first such extension period, all conditions set forth in "THE TENDER OFFER -- Section 12. Certain Conditions of the Offer", including the Minimum Condition, were satisfied or waived and, at the expiration of the last such extension period, the conditions set forth in paragraphs (a) and (b) of "THE TENDER OFFER -- Section 12. Certain Conditions of the Offer" and the Minimum Condition are satisfied or waived, then, regardless of whether the number of Shares validly tendered and not withdrawn pursuant to the Offer, when taken together with the Parent Shares, constitutes at least 80% of the then issued and outstanding Shares, or any of the other conditions set forth in paragraphs (c), (d), (e), (f), (g), (h) and (i) of "THE TENDER
OFFER -- Section 12. Certain Conditions of the Offer" are satisfied, Purchaser shall accept for payment and pay for all Shares validly tendered and not withdrawn prior to the expiration of the last such extension period. For purposes of the immediately preceding sentence, the conditions set forth in paragraph (a) of "THE TENDER OFFER -- Section 12. Certain Conditions of the Offer" shall be deemed satisfied or waived at the expiration of the last such extension period unless, after the beginning of the first such extension period, an action or proceeding of the type described in paragraph (a) of "THE TENDER OFFER -- Section 12. Certain Conditions of the Offer" shall have been instituted or the complaint in an action or proceeding of the type described in paragraph
(a) of "THE TENDER OFFER -- Section 12. Certain Conditions of the Offer" pending prior thereto shall have been amended, supplemented or modified after such beginning in a manner that, in the reasonable judgment of Parent, is reasonably likely to result, directly or indirectly, in any of the consequences referred to in such paragraph (a).

     The Merger. The Merger Agreement provides that, upon the terms and subject to the conditions thereof, and in accordance with the PBCL, at the Effective Time, Purchaser will be merged with and into the Company. As a result of the Merger, the separate corporate existence of Purchaser will cease and the Company will continue as the Surviving Corporation and will become a direct wholly owned subsidiary of Parent. At the Effective Time, each Share issued and outstanding immediately prior to the Effective Time (other than Shares held in the treasury of the Company and each Share owned by Purchaser, Parent or any direct or indirect wholly owned subsidiary of Parent or of the Company, which shall be canceled without any conversion thereof and with no payment being made with respect thereto) shall be canceled and, subject to dissenters rights under the PBCL, shall be converted automatically into the right to receive from the Company the Merger Consideration.

     Pursuant to the Merger Agreement, each share of common stock, par value $.01 per share, of Purchaser issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for 387,630 validly issued, fully paid and nonassessable shares of common stock, par value $.01 per share, of the Surviving Corporation.

     The Merger Agreement provides that the directors of the Company immediately prior to the Effective Time will be the initial directors of the Surviving Corporation and that the officers of the Company immediately prior to the Effective Time will be the initial officers of the Surviving Corporation. The Merger Agreement provides that the Articles of Incorporation and By-laws of the Company, each as in effect immediately prior to the Effective Time, will be the Articles of Incorporation and By-laws of the Surviving Corporation.

     The Surviving Corporation and the designated paying agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to the Merger Agreement to any holder of Shares any amounts that the Surviving Corporation or the paying agent is required to deduct and withhold with respect to the making of such payment under the Internal Revenue Code of 1986, as amended, the rules and regulations promulgated thereunder or any provision of state, local or foreign tax law.

     Agreements of Parent, Purchaser and the Company. Pursuant to the Merger Agreement, if required by applicable law in order to consummate the Merger, the Company, acting through the Board, will (i) duly call, give notice of, convene and hold a special meeting of its shareholders as soon as practicable following consummation of the Offer for the purpose of considering and taking action on the Merger Agreement and the transactions contemplated thereby (the "Shareholders' Meeting") and (ii) subject to its fiduciary obligations under applicable law as advised by independent counsel, include in the proxy statement for the Shareholders' Meeting the recommendations of the Board and the Special Committee that the shareholders of the Company approve and adopt the Merger Agreement and approve the Transactions. At the Shareholders' Meeting, Parent will cause all Shares then owned by it and its subsidiaries to be voted in favor of the approval and adoption of the Merger Agreement and the Transactions. The Merger Agreement provides that, in the event that Purchaser shall acquire such number of Shares that, when taken together with any Shares then owned by Parent or Purchaser, constitutes at least 80% of the then outstanding Shares, Parent, Purchaser and the Company will, subject to the satisfaction of the conditions to the Merger described under the subheading "Conditions to the Merger" below, take all necessary and appropriate action to cause the Merger to become effective in accordance with the PBCL, as promptly as practicable after such acquisition, without a meeting of the shareholders of the Company, including, without limitation, by adoption by the Board of Directors of Purchaser of a plan of merger providing for the Short-Form Merger.

     The Merger Agreement provides that the Company will, if required by applicable law, as soon as practicable following consummation of the Offer, file a proxy statement (the "Proxy Statement") with respect to the Shareholders' Meeting with the Commission under the Exchange Act, and use its reasonable best efforts to respond to and satisfactorily address any comments that the Commission may have on the Proxy Statement. Parent, Purchaser and the Company shall cooperate with each other in the preparation of the

Proxy Statement, and the Company shall notify Parent of the receipt of any comments from the Commission with respect to the Proxy Statement and of any requests by the Commission for any amendment or supplement thereto or for additional information and shall provide to Parent promptly copies of all correspondence between the Company or any representative of the Company and the Commission. The Company shall give Parent and its counsel the opportunity to review the Proxy Statement prior to its being filed with the Commission and shall give Parent and its counsel the opportunity to review all amendments and supplements to the Proxy Statement and all responses to requests for additional information from the Commission and replies to comments from the Commission prior to their being filed with, or sent to, the Commission. Each of the Company, Parent and Purchaser shall use its reasonable best efforts to cause the Proxy Statement and all required amendments and supplements thereto to be mailed to the holders of Shares entitled to vote at the Shareholders' Meeting at the earliest practicable time.

     The Company, the Special Committee and their respective counsel shall be given the opportunity to review and comment on the Offer documents and any amendments thereto prior to the filing thereof with the Commission. Parent and Purchaser shall provide the Company, the Special Committee and their respective counsel with a copy of any written comments or telephonic notification of any oral comments Parent or Purchaser may receive from the Commission or its staff with respect to the Offer documents promptly after the receipt thereof. Parent and its counsel shall provide the Company, the Special Committee and their respective counsel with a reasonable opportunity to participate in all communications with the Commission and its staff, including any meetings and telephone conferences, relating to the Offer documents, the Merger Agreement or the Transactions.

     Pursuant to the Merger Agreement, between the date of the Merger Agreement and the Effective Time, unless Parent shall otherwise agree in writing, the businesses of the Company and its subsidiaries (the "Subsidiaries" and, individually, a "Subsidiary") shall be conducted only in, and the Company and the Subsidiaries shall not take any action except in, the ordinary course of business and in a manner consistent with past practice, and the Company shall use its reasonable best efforts to preserve substantially intact the business organization of the Company and the Subsidiaries, to keep available the services of the current officers, employees and consultants of the Company and the Subsidiaries and to preserve the current relationships of the Company and the Subsidiaries with customers, suppliers and other persons with whom the Company or any Subsidiary has significant business relations, in a manner consistent with past practice. The Merger Agreement provides that by way of amplification and not limitation, and except as contemplated therein, neither the Company nor any Subsidiary shall, between the date of the Merger Agreement and the Effective Time, directly or indirectly, do, or propose to do, any of the following without the prior written consent of Parent: (i) acquire (including, without limitation, by merger, consolidation or acquisition of stock or assets) or dispose of any corporation, partnership, other business organization or any division thereof or any material amount of assets (other than dispositions of inventory in the ordinary course of business and in a manner consistent with past practice), (ii) assume, guarantee or endorse the obligations of any person or make any loans or advances, (iii) enter into any contract or agreement or authorize any significant capital expenditure(s) other than in the ordinary course of business and consistent with past practice or as authorized by resolution of the Board duly adopted on or prior to November 5, 1998 or (iv) enter into or amend any contract, agreement, commitment or arrangement with respect to the foregoing.

     Pursuant to the Merger Agreement, until the Effective Time, the Company shall, and shall cause the Subsidiaries and the officers, directors, employees, auditors and agents of the Company and the Subsidiaries to, afford the officers, employees and agents of Parent and Purchaser reasonable access during normal business hours to the officers, employees, agents, properties, offices, plants and other facilities, books and records of the Company and each Subsidiary, and shall furnish Parent and Purchaser with all financial, operating and other data and information as Parent or Purchaser, through its officers, employees or agents, may reasonably request and Parent and Purchaser have agreed to keep such information confidential, except in certain circumstances.

     The Merger Agreement further provides that the Articles of Incorporation and the By-laws of the Surviving Corporation shall contain provisions no less favorable with respect to indemnification and limitation on liability than those set forth in Articles VII and VIII of the Articles of Incorporation of the Company and in Sections 2.11 and 2.12 of the By-laws of the Company, which provisions shall not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would be reasonably likely to affect adversely the rights thereunder of individuals who at the Effective Time were directors, officers, employees, fiduciaries or agents of the Company, unless such modification shall be required by law.

     The Merger Agreement also provides that after the Effective Time, the Surviving Corporation shall, to the fullest extent permitted under applicable law, indemnify, defend and hold harmless each present and former director, officer, employee, fiduciary or agent of the Company and each Subsidiary (collectively, the "Indemnified Parties") against all costs and expenses (including attorneys' fees), judgments, fines, losses, claims, damages, liabilities and settlement amounts paid in connection with any claim, action, suit, proceeding or investigation (whether arising before or after the Effective
Time), whether civil, criminal, administrative or investigative, arising out of or pertaining to any action or omission in his or her capacity as an officer, director, employee, fiduciary or agent, whether occurring before or after the Effective Time, for a period of six years after the Effective Time. In the event of any such claim, action, suit, proceeding or investigation, the Merger Agreement provides that (i) the Surviving Corporation shall pay the reasonable fees and expenses of counsel selected by the Indemnified Parties, which counsel shall be reasonably satisfactory to the Surviving Corporation, promptly after statements therefor are received and (ii) the Surviving Corporation shall cooperate in the defense of any such matter; provided, however, that the Surviving Corporation shall not be liable for any settlement effected without its written consent (which consent may not be unreasonably withheld); and provided further that the Surviving Corporation shall not be obligated to pay the fees and expenses of more than one counsel for all Indemnified Parties in any single action except to the extent that two or more of such Indemnified Parties shall have conflicting interests with respect thereto; and provided further that, in the event that any claim for indemnification is asserted or made within such six-year period, all rights to indemnification in respect of such claim shall continue until the disposition of such claim. The Merger Agreement provides that, following the Effective Time, Parent will guarantee the obligations of the Surviving Corporation described in this paragraph.

     The Merger Agreement provides that the Surviving Corporation shall use its reasonable best efforts to maintain in effect for six years from the Effective Time, if available, the current directors' and officers' liability insurance policies maintained by the Company (provided that the Surviving Corporation may substitute therefor policies of at least the same coverage containing terms and conditions which are not in the aggregate less favorable) with respect to matters occurring prior to or at the Effective Time; provided, however, that in no event shall the Surviving Corporation be required to expend more than an amount per year equal to 200% of the current annual premiums paid by the Company for such insurance (which premiums the Company has represented to Parent and Purchaser to be approximately $336,800 in the aggregate).

     Parent, Purchaser and the Company have also agreed that in the event that Parent or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then, and in each such case, proper provision shall be made so that the successors and assigns, as applicable, of Parent or the Surviving Corporation or, at Parent's option, Parent, shall assume the foregoing indemnity obligations.

     The Merger Agreement provides that, subject to its terms and conditions, each of the parties thereto shall use its reasonable best efforts to take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the Transactions, including, without limitation, using its reasonable best efforts to obtain all licenses, permits, consents, approvals, authorizations, qualifications and orders of each U.S. federal, state or local or any foreign government or any court, administrative or regulatory agency or commission or other governmental authority or agency, domestic or foreign (a "Governmental Entity"), and party to a contract with the Company or any Subsidiary as are necessary for the consummation of the Transactions and to fulfill the conditions to the Offer and the Merger.

     Parent has agreed to review alternatives for the treatment of the Options following the Effective Time, and the Company has agreed to cooperate with Parent in conducting such review.

     The Merger Agreement provides that neither the Company nor any Subsidiary shall, directly or indirectly, through any officer, director, employee, counsel, investment banker, financial or other advisor or agent (the "Company Representatives"), (a) solicit, initiate or encourage the submission of any proposal or offer from any person relating to any acquisition or purchase of all or any portion of the assets of, or any equity interest in, the Company or any Subsidiary or any business combination with the Company or any Subsidiary (a "Competing Proposal"), (b) participate in any negotiations regarding, or furnish to any other person any information with respect to, or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any other person to do or seek to do any of the foregoing or (c) enter into any agreement with respect to any Competing Proposal. The Company shall notify Parent promptly if any Competing Proposal or any inquiry from, or contact with, any person with respect thereto, is made and shall, in any such notice to Parent, indicate in reasonable detail the identity of the person making such Competing Proposal, inquiry or contact and the terms and conditions of such Competing Proposal, inquiry or contact. Notwithstanding the foregoing, the Company, the Subsidiaries and the Company Representatives shall not be obligated to take or refrain from taking any action described in this paragraph if the Board is advised by independent counsel that to take or to refrain from taking any such action would result or would be reasonably likely to result in a violation of its fiduciary obligations under applicable United States federal, state or local or any foreign statute, law, rule, regulation, ordinance, code, order, judgment or decree (a "Law").

     In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of the Merger Agreement, the proper officers and directors of each party to the Merger Agreement and the Surviving Corporation are required to use their reasonable best efforts to take all such action.

     Representations and Warranties. The Merger Agreement contains various customary representations and warranties of the parties thereto including representations by the Company, Parent and Purchaser as to the enforceability of the Merger Agreement and by the Company as to the absence of certain changes or events concerning the Company's business, compliance with law, absence of litigation, corporate status, capitalization, the accuracy of financial statements and filings with the Commission, environmental matters and taxes.

     Conditions to the Merger. Under the Merger Agreement, the respective obligations of each party to effect the Merger are subject to the satisfaction at or prior to the Effective Time of the following conditions: (i) the Merger Agreement and the Transactions shall have been approved and adopted by the affirmative vote of the shareholders of the Company to the extent required by the PBCL and the Articles of Incorporation and the By-laws of the Company; (ii) no Governmental Entity shall have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) which is then in effect and has the effect of (a) making the acquisition of Shares by Parent or Purchaser or any affiliate of either of them illegal or otherwise restricting, preventing or prohibiting consummation of the Offer or the Merger or (b) prohibiting or limiting materially the ownership or operation by the Company, Parent or any of their subsidiaries of (x) all or any material portion of the business or assets of the Company or any of the Subsidiaries or (y) as a result of any Transaction, all or any material portion of the business or assets of Parent or any of its subsidiaries or compelling the Company, Parent or any of their subsidiaries to dispose of or hold separate (x) all or any material portion of the business or assets of the Company or any of the Subsidiaries or
(y) as a result of any Transaction, all or any material portion of the business or assets of Parent or any of its subsidiaries after the Effective Time; and
(iii) Purchaser or its permitted assignee shall have purchased all Shares validly tendered and not withdrawn pursuant to the Offer; provided, however, that this condition shall not be applicable to the obligations of Parent or Purchaser if, in breach of the Merger Agreement or the terms of the Offer, Purchaser fails to purchase any Shares validly tendered and not withdrawn pursuant to the Offer.

     Termination; Fees and Expenses. The Merger Agreement provides that it may be terminated and the Merger and the other Transactions may be abandoned at any time prior to the Effective Time, notwithstanding any requisite approval and adoption of the Merger Agreement and the Transactions by the shareholders of the
Company: (i) by mutual written consent duly authorized by the Board of Directors of Parent and the Special Committee and a majority of the Disinterested Directors on behalf of the Company; (ii) by either Parent, on the one hand, or the Special Committee and a majority of the Disinterested Directors on behalf of the Company, on the other hand, if (a) the Effective Time shall not have occurred on or before April 1, 1999;

provided, however, that the right to terminate the Merger Agreement under this clause (ii)(a) shall not be available to any party whose failure to fulfill any obligation under the Merger Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur on or before such date, or (b) any court of competent jurisdiction or other Governmental Entity shall have issued an order, decree, ruling or taken any other action restraining, enjoining or otherwise prohibiting the Merger and such order, decree, ruling or other action shall have become final and nonappealable; (iii) by Parent if (a) due to an occurrence or circumstance that would result in a failure to satisfy any condition set forth in "THE TENDER OFFER -- Section 12. Certain Conditions of the Offer" hereof, Purchaser shall have (1) failed to commence the Offer within 60 days following the date of the Merger Agreement, (2) terminated the Offer without having accepted any Shares for payment thereunder, or (3) failed to pay for the Shares validly tendered pursuant to the Offer within 90 days following the commencement of the Offer, unless such termination or failure to pay for Shares shall have been caused by or resulted from the failure of Parent or Purchaser to perform in any material respect any covenant or agreement of either of them contained in the Merger Agreement or the material breach by Parent or Purchaser of any representation or warranty of either of them contained in the Merger Agreement or (b) prior to the purchase of any Shares validly tendered pursuant to the Offer, the Special Committee shall have withdrawn or modified in a manner that is, in the reasonable judgment of Parent, materially adverse to Purchaser or Parent its approval or recommendation of the Merger Agreement, the Offer, the Merger or any other Transaction or shall have recommended another merger, consolidation or business combination involving, or acquisition of, the Company or its assets or another tender offer for Shares, or shall have resolved to do any of the foregoing; (iv) by the Company, upon approval of the Special Committee and a majority of the Disinterested Directors, if due to an occurrence or circumstance that would result in a failure to satisfy any condition set forth in "THE TENDER OFFER -- Section 12. Certain Conditions of the Offer" hereof, Purchaser shall have (a) failed to commence the Offer within 60 days following the date of the Merger Agreement, (b) terminated the Offer without having accepted any Shares for payment thereunder, or (c) failed to pay for the Shares validly tendered pursuant to the Offer within 90 days following the commencement of the Offer, unless such termination or failure to pay for Shares shall have been caused by or resulted from the failure of the Company to perform in any material respect any covenant or agreement of it contained in the Merger Agreement or the material breach by the Company of any representation or warranty of it contained in the Merger Agreement; or (v) by the Company, upon approval of the Special Committee and a majority of the Disinterested Directors, if any representation or warranty of Parent and Purchaser in the Merger Agreement which is qualified as to materiality shall not be true and correct in all respects or any such representation or warranty that is not so qualified shall not be true and correct in any material respect, in each case as if such representation or warranty was made as of such time on or after the date of the Merger Agreement, or Parent or Purchaser shall have failed to perform in any material respect any obligation or to comply in any material respect with any agreement or covenant of Parent or Purchaser to be performed or complied with by it under the Merger Agreement. In the event of the termination of the Merger Agreement, the Merger Agreement shall forthwith become void, except for certain provisions of the Merger Agreement (including those related to fees and expenses described below) that survive termination. The Merger Agreement also provides that no party shall be relieved from liability for any willful breach thereof.

     All fees and expenses incurred in connection with the Merger Agreement and the Transactions shall be paid by the party incurring such fees and expenses, whether or not any Transaction is consummated.

INTERESTS OF CERTAIN PERSONS IN THE OFFER AND THE MERGER

     In considering the recommendations of the Board and the Special Committee with respect to the Offer and the Merger and the fairness of the consideration to be received in the Offer and the Merger, shareholders should be aware that certain officers and directors of Parent, Purchaser and the Company have interests in the Offer and the Merger which are described below and which may present them with certain potential conflicts of interest. Currently, of the 13 directors of the Company, seven are officers of Parent or an affiliate of Parent, one was, until his retirement on December 31, 1997, a director and executive officer of a subsidiary of Parent, and one is a director of Parent. Mr. Jean-Didier Dujardin, a director of the Company, is Chief Financial Officer of Ugine; Mr. Michel Le Page, a director of the Company, is Vice President, Marketing Stainless Steel

Flat Products of Ugine; Mr. Gerard Martel, a director of the Company, is Executive Vice President of Ugine; Mr. Guy Dolle, Chairman of the Board of the Company, is Chief Executive Officer of Ugine; Mr. Gerard Picard, a director of the Company, is President of Francosteel Corporation, an indirect wholly owned subsidiary of Parent ("Francosteel"); Mr. Francis Mer, a director of the Company, is the Chairman and Chief Executive Officer of Parent; Mr. Robert Hudry, a director of the Company, is Executive Vice President of Parent; and Mr. Michel J. Longchampt, a director of the Company, was, until his retirement on December 31, 1997, Chairman and Chief Executive Officer of Francosteel. See "SPECIAL FACTORS -- Beneficial Ownership of Common Stock" for information regarding Shares and Options beneficially owned by certain of the Company's, Parent's and Purchaser's officers or directors. See also "Schedule
I -- Directors and Executive Officers of Parent, Purchaser and the Company".

     Shareholders also should be aware that Parent and Purchaser have certain interests that present actual or potential conflicts of interest in connection with the Offer and the Merger. As a result of Parent's current ownership of approximately 53.5% of the Shares and its officers and its affiliates' officers constituting seven of the Company's 13 directors, Parent may be deemed to control the Company.

     Pursuant to the Stock Incentive Plan, as a result of the Offer, all outstanding Options (with or without stock appreciation rights) will immediately become exercisable and the restrictions on all outstanding shares of restricted stock will immediately lapse. Each of the presently outstanding Options was issued at an exercise price greater than the per Share consideration to be paid in the Offer and the Merger. In addition, the employment agreements between the Company and each of Mr. Salvadore and Mr. Vincent provide for the future issuance of restricted stock under the Stock Incentive Plan (70,000 future restricted stock shares for Mr. Salvadore and 18,000 future restricted stock shares for Mr. Vincent). The terms of the Merger Agreement do not require cancellation of the outstanding Options or the rights to future issuance of restricted stock, and there is no right on the part of the Company or Parent otherwise to require such cancellation. The Company has retained Mercer to examine the Company's executive compensation arrangements, to advise the Company and the Board as to appropriate methods of executive motivation and compensation following the consummation of the Merger, and to evaluate the possible treatment of the Options and rights to restricted stock. See "SPECIAL
FACTORS -- Background of the Offer and the Merger" and "SPECIAL FACTORS -- The Merger Agreement".

     Messrs. Dietrich and Sheehan constitute the Special Committee. As compensation for service on the Special Committee, and in lieu of the compensation otherwise payable to a director for service on a committee of the Board, Mr. Dietrich (Chairman) will receive $55,000 and Mr. Sheehan will receive $40,000.

     The Special Committee and the Board were aware of these actual and potential conflicts of interest and considered them along with the other matters described under "SPECIAL FACTORS -- Recommendation of the Company's Board; Fairness of the Offer and the Merger".

     None of Parent, Purchaser or the Company has been advised by any executive officers, directors or affiliates of Parent, Purchaser or the Company whether any of such persons intends to tender Shares owned by them pursuant to the Offer.

BENEFICIAL OWNERSHIP OF COMMON STOCK

     The following table sets forth certain information, as of November 1, 1998, regarding the ownership of Common Stock by each person known by the Company to be the beneficial owner of more than 5% of the issued and outstanding Common Stock, and any director or officer of the Company, Parent or Purchaser who is the beneficial owner of Shares or Options issued by the Company:

                                                         NUMBER OF SHARES
                                                            SUBJECT TO          PERCENTAGE OF
                                     NUMBER OF SHARES    OPTIONS ISSUED BY       COMMON STOCK
NAME OF BENEFICIAL OWNER              OWNED DIRECTLY        THE COMPANY       BENEFICIALLY OWNED
------------------------             ----------------    -----------------    ------------------
Parent(1)..........................     20,730,000                  0                53.5%
KeyCorp............................      3,752,723                  0                 9.7%
Scudder, Stevens & Clark, Inc. ....      3,658,000                  0                 9.5%
Guy R. Dolle.......................              0                  0                   *
Pierre F. de Ravel d'Esclapon......          1,000                  0                   *
William S. Dietrich, II............          5,000                  0                   *
Jean-Didier Dujardin...............              0                  0                   *
Robert Hudry.......................              0                  0                   *
Michel Le Page.....................              0                  0                   *
Michel J. Longchampt...............              0                  0                   *
Gerard Martel......................              0                  0                   *
Francis Mer........................              0                  0                   *
Gerard Picard......................              0                  0                   *
Eugene A. Salvadore................         32,000             90,000                   *
John J. Sheehan....................              0                  0                   *
Daryl K. Fox.......................          5,000             65,000                   *
Paul J. Grandy.....................          5,000             30,000                   *
Gerald L. Kosko....................          6,000             65,000                   *
David G. Pudelsky..................              0                  0                   *
Kirk F. Vincent....................         21,000             80,000                   *
John A. Wallace....................         13,500             51,000                   *

---------------
 *  Less than 1% of Shares.

(1) The address of the principal executive offices of Parent is 11-13, cours Valmy, 92070 La Defense Cedex, France.

     No director or officer of Parent or Purchaser beneficially owns any Shares or Options.

RELATED PARTY TRANSACTIONS

     The Company entered into a Technology Agreement dated as of October 1, 1993 with Ugine. The Technology Agreement has a ten-year term and will provide the Company with a broad spectrum of patents, know-how and future research and development services concerning the manufacturing and processing of flat rolled stainless steel including, under certain circumstances, any commercially viable thin strip casting technology developed by Ugine. Ongoing fees to be paid to Ugine for research and development services are $5 million for 1997 and each year thereafter for the remaining term of the Technology Agreement. The Technology Agreement provides for a substantial reduction in these fees, and in certain cases a refund of part of these fees, if Ugine cannot transfer its thin strip casting technology to the Company. Upon the merger of Ugine into Parent in December 1995, Parent assumed the Technology Agreement.

     In the ordinary course of its business, the Company purchases stainless steel from and sells stainless steel to Ugine and certain affiliates of Parent. In 1997, the Company made no material purchases from Parent or its affiliates, including Ugine. In 1997, there were no sales to Ugine but there were $48.3 million of sales to its related parties. Included in such sales are sales to a principal customer of the Company in which an affiliate of Parent owns approximately 28% of the voting stock. The Company believes that the terms of such purchases and sales are no less favorable than the Company could obtain in transactions with unrelated parties purchasing or selling a similar volume of products.

     Mr. Dietrich, a director of the Company and the Chairman of the Special Committee, is a director of Worthington Industries, Inc. ("Worthington"), which owns 100% of the outstanding capital stock of Dietrich Industries, Inc. Mr. Dietrich owns 22,000 shares of the common stock of Worthington (which constitutes less than 1% of the outstanding shares of common stock of Worthington) and is the Chairman of Dietrich Industries, Inc. In fiscal 1997, Dietrich Industries, Inc. purchased approximately $7 million of products from the Company. The Company believes that the terms of such purchases are no less favorable to the Company than the Company could obtain in transactions with unrelated parties purchasing a similar volume of products.

     The Company currently participates in some of Parent's insurance programs for Parent's United States subsidiaries. The Company is also covered under certain other insurance policies maintained by Parent, underwritten on Parent and its affiliates as a group. The Company believes that the total premium it pays for its insurance coverage as described above is no less favorable than that which it could otherwise obtain.

     During the week of November 2, 1998, representatives of Parent and the Company met with representatives of the agent bank under the Credit Agreements to discuss a proposed amendment to the Credit Agreements that would include, among other changes, a guaranty by Parent of the Company's payment obligations under the Credit Agreements. It is contemplated that this amendment will be executed in the coming weeks, assuming agreement can be reached with the bank group. See "SPECIAL FACTORS -- Background of the Offer and the Merger".

FEES AND EXPENSES

     The following is an estimate of expenses to be incurred in connection with the Offer and Merger, other than: (i) the fees and expenses of Lehman Brothers (see "SPECIAL FACTORS -- Opinion of Lehman Brothers"); and (ii) the fees and expenses of Morgan Stanley (see "SPECIAL FACTORS -- Analysis of Financial Advisor to Parent" and "THE TENDER OFFER -- Section 14. Fees and Expenses"). The Merger Agreement provides that all costs and expenses incurred in connection with the Offer and the Merger will be paid by the party incurring such costs and expenses.

EXPENSES TO BE PAID BY PURCHASER AND ITS AFFILIATES:
  Legal Fees and Expenses...................................  $520,000
  Printing and Mailing......................................   195,000
  Filing Fees...............................................    23,000
  Advertising...............................................   150,000
  Depositary Fees...........................................    13,000
  Information Agent Fees....................................    10,000
                                                              --------
          Total.............................................  $911,000
                                                              ========
EXPENSES TO BE PAID BY THE COMPANY:
  Legal Fees and Expenses...................................  $225,000
  Printing and Mailing......................................    40,000
  Special Committee Director's Fees and Expenses............   125,000
  Miscellaneous.............................................     5,000
                                                              --------
          Total.............................................  $395,000
                                                              ========

                                THE TENDER OFFER

     1. TERMS OF THE OFFER; EXPIRATION DATE. Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), Purchaser will accept for payment, and will pay for, all Shares validly tendered prior to the Expiration Date (as defined below) and not withdrawn as permitted pursuant to "THE TENDER OFFER -- Section 4. Withdrawal Rights". The term "Expiration Date" means 12:00 midnight, New York City time, on Thursday, December 10, 1998, unless and until Purchaser shall have extended the period during which the Offer is open in accordance with the terms of the Merger Agreement, in which event the term "Expiration Date" shall mean the latest time and date at which the Offer, as so extended by Purchaser, shall expire.

     Purchaser expressly reserves the right, in its sole discretion (subject to the terms and conditions of the Merger Agreement), at any time and from time to time, to extend for any reason the period of time during which the Offer is open, including the occurrence of any of the conditions specified in "THE TENDER OFFER -- Section 12. Certain Conditions of the Offer", by giving oral or written notice of such extension to the Depositary. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer, subject to the right of a tendering shareholder to withdraw his Shares. See "THE TENDER OFFER -- Section 4. Withdrawal Rights".

     Subject to the applicable regulations of the Commission, Purchaser also expressly reserves the right, in its sole discretion (subject to the terms and conditions of the Merger Agreement), at any time and from time to time, (i) to delay acceptance for payment of, or, regardless of whether such Shares were theretofore accepted for payment, payment for, any Shares, pending receipt of any regulatory approval specified in "THE TENDER OFFER -- Section 13. Certain Legal Matters and Regulatory Approval", (ii) to terminate the Offer and not accept for payment any Shares upon the occurrence of any of the conditions specified in "THE TENDER OFFER -- Section 12. Certain Conditions of the Offer" and (iii) to waive any condition, except for the Minimum Condition, or otherwise amend the Offer in any respect, by giving oral or written notice of such delay, termination, waiver or amendment to the Depositary and by making a public announcement thereof. The Merger Agreement provides that, without the prior written consent of the Special Committee and, if required by the Company's Articles of Incorporation, the approval of a majority of the Disinterested Directors, Purchaser will not (i) decrease the price per Share payable pursuant to the Offer, (ii) reduce the maximum number of Shares to be purchased in the Offer, (iii) change the form of the consideration payable in the Offer, (iv) add to, modify or supplement the conditions to the Offer set forth in "THE TENDER OFFER -- Section 12. Certain Conditions of the Offer" or (v) make any other change in the terms or conditions of the Offer which is materially adverse to the holders of Shares. In the event all conditions set forth in "THE TENDER OFFER -- Section 12. Certain Conditions of the Offer" shall have been satisfied or waived, but the number of Shares validly tendered and not withdrawn pursuant to the Offer, when taken together with the Parent Shares, does not constitute at least 80% of the then issued and outstanding Shares, Purchaser may extend the Offer for a period or periods aggregating not more than 20 business days after the later of (i) the initial Expiration Date and (ii) the date on which all other conditions set forth in the Merger Agreement shall have been satisfied. If, at the beginning of the first such extension period, all conditions set forth in "THE TENDER OFFER -- Section 12. Certain Conditions of the Offer", including the Minimum Condition, were satisfied or waived and, at the expiration of the last such extension period, the conditions set forth in paragraphs (a) and (b) of "THE TENDER OFFER -- Section 12. Certain Conditions of the Offer" and the Minimum Condition are satisfied or waived, then, regardless of whether the number of Shares validly tendered and not withdrawn pursuant to the Offer, when taken together with the Parent Shares, constitutes at least 80% of the then issued and outstanding Shares, or any of the conditions set forth in paragraphs
(c), (d), (e), (f), (g), (h) and (i) of "THE TENDER OFFER -- Section 12. Certain Conditions of the Offer" are satisfied, Purchaser shall accept for payment and pay for all Shares validly tendered and not withdrawn prior to the expiration of the last such extension period. Purchaser acknowledges that (i) Rule 14e-1(c) under the Exchange Act requires Purchaser to pay the consideration offered or return Shares tendered promptly after the termination or withdrawal of the Offer and (ii) Purchaser may not delay acceptance for payment of, or payment for (except as provided in clause (i) of the first sentence of this paragraph), any Shares upon the occurrence of any of the conditions specified in "THE TENDER OFFER -- Section
12. Certain Conditions of the Offer" without extending the period of time during which the Offer is open.

     Any such extension, delay, termination, waiver or amendment will be followed as promptly as practicable by public announcement thereof, such announcement in the case of an extension to be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date. Subject to applicable law (including Rules 14d-4(c), 14d-6(d) and 14e-1 under the Exchange Act, which require that material changes be promptly disseminated to shareholders in a manner reasonably designed to inform them of such changes) and without limiting the manner in which Purchaser may choose to make any public announcement, Purchaser shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release to the Dow Jones News Service.

     If Purchaser makes a material change in the terms of the Offer or the information concerning the Offer, or if it waives a material condition of the Offer, Purchaser will extend the Offer to the extent required by Rules l4d-4(c), l4d-6(d) and 14e-1 under the Exchange Act.

     Subject to the terms of the Merger Agreement, if, prior to the Expiration Date, Purchaser should decide to decrease the number of Shares being sought or to increase or decrease the consideration being offered in the Offer, such decrease in the number of Shares being sought or such increase or decrease in the consideration being offered will be applicable to all shareholders whose Shares are accepted for payment pursuant to the Offer and, if at the time notice of any such decrease in the number of Shares being sought or such increase or decrease in the consideration being offered is first published, sent or given to holders of such Shares, the Offer is scheduled to expire at any time earlier than the period ending on the tenth business day from and including the date that such notice is first so published, sent or given, the Offer will be extended at least until the expiration of such ten-business day period. For purposes of the Offer, a "business day" means any day other than a Saturday, Sunday or federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

     The Company has provided Purchaser with the Company's shareholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares whose names appear on the Company's shareholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the shareholder list or, if applicable, who are listed as participants in a clearing agency's security position listing.

     2. ACCEPTANCE FOR PAYMENT AND PAYMENT FOR SHARES. Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Purchaser will accept for payment, and will pay for, all Shares validly tendered and not properly withdrawn prior to the Expiration Date, promptly after the later to occur of (i) the Expiration Date and (ii) the satisfaction or waiver of the conditions to the Offer set forth in "THE TENDER OFFER -- Section 12. Certain Conditions of the Offer". Subject to applicable rules of the Commission, Purchaser expressly reserves the right to delay acceptance for payment of, or payment for, Shares pending receipt of any regulatory approvals specified in "THE TENDER OFFER -- Section 13. Certain Legal Matters and Regulatory Approvals" or in order to comply in whole or in part with any other applicable law.

     In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (the "Share Certificates") or timely confirmation (a "Book-Entry Confirmation") of a book-entry transfer of such Shares into the Depositary's account at The Depository Trust Company (the "Book-Entry Transfer Facility") pursuant to the procedures set forth in "THE TENDER OFFER -- Section 3. Procedures for Accepting the Offer and Tendering Shares", (ii) the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent's Message (as defined below) in lieu of the Letter of Transmittal and (iii) any other documents required under the Letter of Transmittal. The term "Agent's Message" means a message transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of the Book-Entry Confirmation which states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares which are the subject of such Book-Entry Confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against such participant.

     For purposes of the Offer, Purchaser will be deemed to have accepted for payment (and thereby purchased) Shares validly tendered and not properly withdrawn as, if and when Purchaser gives oral or written notice to the Depositary of Purchaser's acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for tendering shareholders for the purpose of receiving payments from Purchaser and transmitting such payments to tendering shareholders whose Shares have been accepted for payment. Under no circumstances will interest on the purchase price for Shares be paid, regardless of any delay in making such payment.

     If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer, or if Share Certificates are submitted evidencing more Shares than are tendered, Share Certificates evidencing unpurchased Shares will be returned, without expense to the tendering shareholder (or, in the case of Shares tendered by book-entry transfer into the Depositary's account at the Book-Entry Transfer Facility pursuant to the procedure set forth in "THE TENDER OFFER -- Section 3. Procedures for Accepting the Offer and Tendering Shares", such Shares will be credited to an account maintained at the Book-Entry Transfer Facility), as promptly as practicable following the expiration or termination of the Offer.

     If, prior to the Expiration Date, Purchaser shall increase the consideration offered to any holders of Shares pursuant to the Offer, such increased consideration shall be paid to all holders of Shares that are purchased pursuant to the Offer, whether or not such Shares were tendered prior to such increase in consideration.

     Purchaser reserves the right to transfer or assign, in whole or from time to time in part, to one or more of its affiliates, the right to purchase all or any portion of the Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve Purchaser of its obligations under the Offer and will in no way prejudice the rights of tendering shareholders to receive payment for Shares validly tendered and accepted for payment pursuant to the Offer.

     3. PROCEDURES FOR ACCEPTING THE OFFER AND TENDERING SHARES. In order for a holder of Shares validly to tender Shares pursuant to the Offer, the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message in lieu of the Letter of Transmittal) and any other documents required by the Letter of Transmittal must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and either (i) the Share Certificates evidencing tendered Shares must be received by the Depositary at such address or such Shares must be tendered pursuant to the procedure for book-entry transfer described below and a Book-Entry Confirmation must be received by the Depositary (including an Agent's Message if the tendering shareholder has not delivered a Letter of Transmittal), in each case prior to the Expiration Date, or (ii) the tendering shareholder must comply with the guaranteed delivery procedures described below.

     THE METHOD OF DELIVERY OF SHARE CERTIFICATES AND ALL OTHER REQUIRED DOCUMENTS, INCLUDING DELIVERY THROUGH THE BOOK-ENTRY TRANSFER FACILITY, IS AT THE OPTION AND RISK OF THE TENDERING SHAREHOLDER, AND DELIVERY WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY THE DEPOSITARY. IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

     Book-Entry Transfer. The Depositary will establish accounts with respect to the Shares at the Book-Entry Transfer Facility for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may make a book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary's account at the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility's procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at the Book-Entry Transfer Facility, a Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent's Message in lieu of a Letter of Transmittal, and any other required documents, must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date, or the tendering shareholder must comply with the guaranteed delivery procedure described below. DELIVERY OF DOCUMENTS TO THE BOOK-ENTRY TRANSFER FACILITY DOES NOT CONSTITUTE DELIVERY TO THE DEPOSITARY.

     Signature Guarantees. Signatures on all Letters of Transmittal must be guaranteed by a firm which is a member in good standing in the Security Transfer Agent Medallion Signature Program or by any other "eligible guarantor institution", as such term is defined in Rule 17Ad-15 under the Exchange Act (each of the foregoing being referred to as an "Eligible Institution"), except in cases where Shares are tendered (i) by a registered holder of Shares who has not completed either the box entitled "Special Payment Instructions" or the box entitled "Special Delivery Instructions" on the Letter of Transmittal or (ii) for the account of an Eligible Institution. If a Share Certificate is registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made, or a Share Certificate not accepted for payment or not tendered is to be returned, to a person other than the registered holder(s), then the Share Certificate must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name(s) of the registered holder(s) appears on the Share Certificate, with the signature(s) on such Share Certificate or stock powers guaranteed by an Eligible Institution. See Instructions 1 and 5 of the Letter of Transmittal.

     Guaranteed Delivery. If a shareholder desires to tender Shares pursuant to the Offer and such shareholder's Share Certificates evidencing such Shares are not immediately available or such shareholder cannot deliver the Share Certificates and all other required documents to the Depositary prior to the Expiration Date or such shareholder cannot complete the procedure for delivery by book-entry transfer on a timely basis, such Shares may nevertheless be tendered if all the following conditions are satisfied:

          (i) such tender is made by or through an Eligible Institution;

          (ii) a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form made available by Purchaser, is received prior to the Expiration Date by the Depositary as provided below; and

          (iii) the Share Certificates (or a Book-Entry Confirmation) evidencing all tendered Shares, in proper form for transfer, in each case together with the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message), and any other documents required by the Letter of Transmittal are received by the Depositary within three NYSE trading days after the date of execution of such Notice of Guaranteed Delivery.

     The Notice of Guaranteed Delivery may be delivered by hand or mail or transmitted by telegram or facsimile transmission to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the form of Notice of Guaranteed Delivery made available by Purchaser.

     In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of the Share Certificates evidencing such Shares, or a Book-Entry Confirmation of the delivery of such Shares, and the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message), and any other documents required by the Letter of Transmittal.

     Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by Purchaser in its sole discretion, which determination shall be final and binding on all parties. Purchaser reserves the absolute right to reject any and all tenders determined by it not to be in proper form or the acceptance for payment of which may, in the opinion of its counsel, be unlawful. Purchaser also reserves the absolute right to waive any condition of the Offer (other than the Minimum Condition) or any defect or irregularity in the tender of any Shares of any particular shareholder, whether or not similar defects or irregularities are waived in the case of other shareholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived. None of Purchaser, Parent, the Dealer Manager, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Purchaser's interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding.

     Other Requirements. By executing the Letter of Transmittal as set forth above, a tendering shareholder irrevocably appoints designees of Purchaser as such shareholder's proxies, each with full power of substitution, in the manner set forth in the Letter of Transmittal, to the full extent of such shareholder's rights with respect to the Shares tendered by such shareholder and accepted for payment by Purchaser (and with respect to any and all other Shares or other securities issued or issuable in respect of such Shares on or after November 5,
1998). All such proxies shall be considered coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, Purchaser accepts such Shares for payment. Upon such acceptance for payment, all prior proxies given by such shareholder with respect to such Shares (and such other Shares and securities) will be revoked without further action, and no subsequent proxies may be given nor any subsequent written consent executed by such shareholder (and, if given or executed, will not be deemed to be effective) with respect thereto. The designees of Purchaser will, with respect to the Shares for which the appointment is effective, be empowered to exercise all voting and other rights of such shareholder as they in their sole discretion may deem proper at any annual or special meeting of the Company's shareholders or any adjournment or postponement thereof, or to act by written consent in lieu of any such meeting or otherwise. Purchaser reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon Purchaser's payment for such Shares, Purchaser must be able to exercise full voting rights with respect to such Shares.

     The acceptance for payment by Purchaser of Shares pursuant to any of the procedures described above will constitute a binding agreement between the tendering shareholder and Purchaser upon the terms and subject to the conditions of the Offer.

     TO PREVENT BACKUP FEDERAL INCOME TAX WITHHOLDING WITH RESPECT TO PAYMENT TO CERTAIN SHAREHOLDERS OF THE PURCHASE PRICE OF SHARES PURCHASED PURSUANT TO THE OFFER, EACH SHAREHOLDER WHO IS NOT OTHERWISE EXEMPT MUST PROVIDE THE DEPOSITARY WITH SUCH SHAREHOLDER'S CORRECT TAXPAYER IDENTIFICATION NUMBER AND CERTIFY THAT SUCH SHAREHOLDER IS NOT SUBJECT TO BACKUP FEDERAL INCOME TAX WITHHOLDING BY COMPLETING THE SUBSTITUTE FORM W-9 IN THE LETTER OF TRANSMITTAL. IF BACKUP WITHHOLDING APPLIES WITH RESPECT TO A SHAREHOLDER, THE DEPOSITARY IS REQUIRED TO WITHHOLD 31% OF ANY PAYMENTS MADE TO SUCH SHAREHOLDER. SEE INSTRUCTION 9 OF THE LETTER OF TRANSMITTAL.

     4. WITHDRAWAL RIGHTS. Tenders of Shares made pursuant to the Offer are irrevocable except that such Shares may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment by Purchaser pursuant to the Offer, may also be withdrawn at any time after January 10, 1999. If Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to Purchaser's rights under the Offer, the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering shareholders are entitled to withdrawal rights as described in this Section 4.

     For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses or its facsimile number set forth on the back cover page of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an

Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in "THE TENDER OFFER -- Section 3. Procedures for Accepting the Offer and Tendering Shares", any notice of withdrawal must specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares.

     All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Purchaser, in its sole discretion, whose determination will be final and binding. None of Purchaser, Parent, the Dealer Manager, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

     Any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered at any time prior to the Expiration Date by following one of the procedures described in "THE TENDER OFFER -- Section 3. Procedures for Accepting the Offer and Tendering Shares".

     5. CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES. The receipt of cash for Shares pursuant to the Offer or in the Merger will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign tax laws. In general, a shareholder will recognize gain or loss for U.S. federal income tax purposes equal to the difference between the amount of cash received in exchange for Shares sold and such U.S. holder's adjusted tax basis in such Shares. Assuming those Shares constitute capital assets in the hands of that U.S. holder, such gain or loss will be capital gain or loss and, in the case of an individual shareholder, will be taxable at a maximum rate of 20% if the Shares tendered pursuant to the Offer or converted pursuant to the Merger were held in excess of 12 months. Gain or loss will be calculated separately for each "block" of Shares tendered pursuant to the Offer or converted pursuant to the Merger. The deduction of capital losses is subject to certain limitations. Shareholders should consult their own tax advisors in this regard.

     In general, in order to prevent backup federal income tax withholding at a rate of 31% on the cash consideration to be received in the Offer or pursuant to the Merger, each shareholder who is not otherwise exempt from such requirements must provide such shareholder's correct taxpayer identification number (and certain other information) by completing the Substitute Form W-9 in the Letter of Transmittal.

     THE FOREGOING DISCUSSION MAY NOT BE APPLICABLE TO CERTAIN TYPES OF SHAREHOLDERS, INCLUDING BROKER-DEALERS, SHAREHOLDERS WHO ACQUIRED SHARES PURSUANT TO THE EXERCISE OF EMPLOYEE STOCK OPTIONS OR OTHERWISE AS COMPENSATION, INDIVIDUALS WHO ARE NOT CITIZENS OR RESIDENTS OF THE UNITED STATES AND FOREIGN CORPORATIONS.

     THE U.S. FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY AND IS BASED UPON PRESENT LAW, WHICH IS SUBJECT TO CHANGE POSSIBLY WITH RETROACTIVE EFFECT. SHAREHOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES OF THE OFFER AND THE MERGER TO THEM, INCLUDING THE APPLICATION AND EFFECT OF THE ALTERNATIVE MINIMUM TAX, AND STATE, LOCAL AND FOREIGN TAX LAWS.

     6. PRICE RANGE OF SHARES; DIVIDENDS. The Shares are listed and principally traded on the NYSE under the symbol "JL". The following table sets forth, for the quarters indicated, the high and low sales prices per Share on the NYSE as reported by the Dow Jones News Service and the amount of cash dividends paid per Share according to published financial sources.

                                                              HIGH        LOW        DIVIDENDS
                                                              ----        ---        ---------
1996:
  First Quarter.............................................  $ 18 3/4    $15 5/8     $0.090
  Second Quarter............................................    19 1/4     14 3/8      0.100
  Third Quarter.............................................    15 3/8     13 1/8      0.100
  Fourth Quarter............................................    14         10 3/4      0.100

                                                              HIGH        LOW        DIVIDENDS
                                                              ----        ---        ---------
1997:
  First Quarter.............................................  $ 14 3/8    $11 1/4     $0.100
  Second Quarter............................................    13 3/8     11 3/8      0.100
  Third Quarter.............................................    13 15/16   11 1/2      0.100
  Fourth Quarter............................................    14 3/16     8          0.100
1998:
  First Quarter.............................................  $ 10 1/4    $ 8         $0.100
  Second Quarter............................................     9 15/16    5 11/16    0.100
  Third Quarter.............................................     6 9/16     2 1/2      0.025
  Fourth Quarter (through November 11, 1998)................     6 5/16     4 9/16     0.025

     On September 22, 1998, the last full trading day prior to the public announcement of the Proposal, the closing price per Share as reported on the NYSE was $3.19. On November 5, 1998, the last full trading day prior to the public announcement of the execution of the Merger Agreement and of Purchaser's intention to commence the Offer, the closing price per Share as reported on the NYSE was $5.75. On November 11, 1998, the last full trading day prior to the commencement of the Offer, the closing price per Share as reported on the NYSE was $6.25.

     SHAREHOLDERS ARE URGED TO OBTAIN A CURRENT MARKET QUOTATION FOR THE SHARES.

     7. CERTAIN INFORMATION CONCERNING THE COMPANY. Except as otherwise set forth herein, the information concerning the Company contained in this Offer to Purchase, including financial information, has been furnished by the Company or has been taken from or is based upon publicly available documents and records on file with the Commission and other public sources. Neither Purchaser nor Parent assumes any responsibility for the accuracy or completeness of the information concerning the Company furnished by the Company or contained in such documents and records or for any failure by the Company to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to Purchaser or Parent.

     General. The Company is a Pennsylvania corporation with its principal executive offices located at One PPG Place, 18th Floor, Pittsburgh, PA 15230-3373. The Company is a manufacturer of flat rolled stainless steel. The Company produces both austenitic and ferritic flat rolled stainless steels and manufactures various grades of stainless steel in the form of cold rolled stainless steel sheet and strip, hot rolled stainless steel sheet and strip, and continuous millplate, as well as semifinished stainless steel slabs and coils.

     The name, citizenship, business address, principal occupation or employment, and five-year employment history for each of the directors and executive officers of the Company and certain other information are set forth in
Section 3 of Schedule I hereto.

     Except as described in this Offer to Purchase, (i) to the best knowledge of the Company, none of the persons listed in Section 3 of Schedule I to this Offer to Purchase or any associate or majority-owned subsidiary of the Company or any of the persons so listed, beneficially owns or has any right to acquire, directly or indirectly, any Shares and (ii) to the best knowledge of the Company, none of the persons or entities referred to above nor any director, executive officer or subsidiary of any of the foregoing has effected any transaction in the Shares during the past 60 days.

     Except for the Merger Agreement or as otherwise described in this Offer to Purchase, to the best knowledge of the Company, none of the persons listed in
Section 3 of Schedule I to this Offer to Purchase has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations. Except as set forth in this Offer to Purchase, since January 1, 1995, to the best knowledge of the Company, none of the persons listed on Section 3 of Schedule I hereto has had any business relationship or transaction with the Company or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the Commission applicable to the Offer. Except as set forth in this Offer to Purchase, since January 1, 1995, there have been no contacts, negotiations or transactions between any of the Company's subsidiaries or, to the best knowledge of the Company, any of the persons listed in Section 3 of Schedule I to this Offer to Purchase, on the one hand, and the Company or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

     Financial Information. Set forth below is certain selected consolidated financial information relating to the Company and its subsidiaries which has been excerpted or derived from the audited financial statements contained in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1997 (the "Form 10-K") and the unaudited financial statements contained in the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1998 (the "Form 10-Q"). More comprehensive financial information is included in the Form 10-K, the Form 10-Q and other documents filed by the Company with the Commission. The financial information that follows is qualified in its entirety by reference to such reports and other documents, including the financial statements and related notes contained therein. Such reports and other documents may be examined and copies may be obtained from the offices of the Commission in the manner set forth below. In addition, Schedules IV and V hereto set forth the Company's most recent audited financial statements and the Company's unaudited financial statements for the three- and six-month periods ended June 30, 1998 and June 30, 1997, respectively.

                           J&L SPECIALTY STEEL, INC.

                  SELECTED CONSOLIDATED FINANCIAL INFORMATION
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                SIX MONTHS ENDED
                                                                    JUNE 30,
                                                              --------------------
                                                                1998        1997
                                                              --------    --------
                                                                  (UNAUDITED)
Trade sales, net............................................  $263,455    $326,391
Cost of products sold.......................................   266,473     298,969
Depreciation and amortization expenses......................    17,389      12,126
Selling, general and administrative expenses................     9,885      10,305
Research and technology expense.............................     2,923       3,068
Unusual item................................................        --      (5,907)
                                                              --------    --------
  Operating income (loss)...................................   (33,215)      7,830
Interest expense............................................     8,580       2,027
Interest income.............................................       (56)        (71)
Other (income) expense, net.................................      (163)        (61)
                                                              --------    --------
  Income (loss) before income taxes.........................   (41,576)      5,935
Income tax expense (benefit)................................   (13,277)      4,280
                                                              --------    --------
Net income (loss)...........................................  $(28,299)   $  1,655
                                                              ========    ========
Earnings (loss) per Share:
  Basic.....................................................  $   (.73)   $    .04
                                                              ========    ========
  Diluted...................................................  $   (.73)   $    .04
                                                              ========    ========

                                                                   YEAR ENDED
                                                                  DECEMBER 31,
                                                              --------------------
                                                                1997        1996
                                                              --------    --------
INCOME STATEMENT DATA:
Total sales, net............................................  $598,931    $628,022
Operating income (loss)(1)(2)...............................   (38,117)     51,035
Income before extraordinary item and cumulative effect of
  accounting change.........................................  $(40,516)   $ 24,265
                                                              --------    --------
Net income (loss)...........................................  $(40,516)   $ 24,265
                                                              ========    ========
EARNINGS (LOSS) PER DILUTED SHARE DATA:
Income before extraordinary item and cumulative effect of
  accounting change.........................................  $  (1.05)   $    .63
                                                              --------    --------
Net income (loss)...........................................  $  (1.05)   $    .63
                                                              ========    ========
Dividends declared on common stock..........................  $ 15,468    $ 15,468

---------------
(1) Includes DRAP Line commissioning costs incurred throughout 1997 and the commencement of depreciation during the fourth quarter of 1997, totaling $31.1 million.

(2) Included in 1997 is a $37.1 million restructuring charge for the Detroit plant and unusual gains from vendor settlements of $15.9 million.

                                                           AT JUNE 30,        AT DECEMBER 31,
                                                          --------------    --------------------
                                                               1998           1997        1996
                                                          --------------    --------    --------
                                                           (UNAUDITED)
BALANCE SHEET DATA:
Working capital.........................................     $ 93,492       $ 67,613    $ 68,758
Property, plant and equipment, net......................      325,782        338,062     304,721
Total assets............................................      784,337        792,391     771,928
Total debt..............................................      279,931        245,902     176,657
Shareholders' equity....................................      306,939        336,506     390,738

     Set forth below is certain selected consolidated financial information relating to the Company and its Subsidiaries which has been excerpted from a press release issued by the Company on October 26, 1998:

                             CONDENSED CONSOLIDATED
                              STATEMENTS OF INCOME
                                  (UNAUDITED)

                                                   THREE MONTHS ENDED      NINE MONTHS ENDED
                                                     SEPTEMBER 30,           SEPTEMBER 30,
                                                  --------------------    --------------------
                                                    1998        1997        1998        1997
                                                  --------    --------    --------    --------
Net sales.......................................  $110,172    $142,561    $373,627    $468,952
Cost of products sold...........................   109,763     136,562     376,236     435,531
Depreciation and amortization expenses..........     8,665       6,066      26,054      18,192
Selling, general and administrative expenses....     5,709       4,824      15,594      15,129
Research and technology expense.................     1,453       1,463       4,376       4,531
Unusual item....................................        --     (10,000)         --     (15,907)
     Operating income (loss)....................   (15,418)      3,646     (48,633)     11,476
Interest expense................................     4,714       1,043      13,294       3,070
Interest income.................................       (27)        (22)        (83)        (93)
Other (income) expense, net.....................       197         (68)         34        (129)
  Income (loss) before income taxes.............   (20,302)      2,693     (61,878)      8,628
Income tax expense (benefit)....................    (8,907)      2,038     (22,184)      6,318
  Net income (loss).............................  $(11,395)   $    655    $(39,694)   $  2,310
Earnings (loss) per common share:
  Basic.........................................  $   (.29)   $    .02    $  (1.02)   $    .06
  Diluted.......................................  $   (.29)   $    .02    $  (1.02)   $    .06
Dividends declared per share....................  $   .025    $    .10    $    .15    $    .30
Tons shipped....................................    71,299      78,403     235,792     257,102

                               BALANCE SHEET DATA

                                                               SEPT. 30,     DECEMBER 31,
                                                                 1998            1997
                                                              -----------    ------------
                                                              (UNAUDITED)
Cash and cash equivalents...................................   $  1,137        $  1,186
Accounts receivable, net....................................     54,673          61,392
Inventories.................................................    152,781         151,115
Income tax receivable.......................................     20,711           3,743
Property, plant and equipment, net..........................    319,974         338,062
Total assets................................................   $782,460        $792,391

Current liabilities.........................................   $143,374        $160,282
Long-term debt..............................................    266,906         222,583
Total liabilities...........................................    487,356         455,885
Shareholders' equity........................................   $295,104        $336,506

     Ratio of Earnings to Fixed Charges; Book Value Per Share. The ratio of earnings to fixed charges for the fiscal year ended December 31, 1996 is 5.09x and the ratio of earnings to fixed charges for the six-month period ended June 30, 1997 is 1.17x. The ratios of earnings to fixed charges for the fiscal year ended December 31, 1997 and for the six-month period ended June 30, 1998 are not relevant for the Company, given that the Company has had losses in 1997 and for the six-month period ended June 30, 1998.

     The net book value per share was $8.68 at December 31, 1997 and $7.92 per share at June 30, 1998.

     The Company is subject to the informational filing requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the Commission relating to its business, financial condition and other matters. Information as of particular dates concerning the Company's directors and officers, their remuneration, stock options granted to them, the principal holders of the Company's securities and any material interest of such persons in transactions with the Company is required to be disclosed in proxy statements distributed to the Company's shareholders and filed with the Commission. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the Commission's regional offices located at Seven World Trade Center, Suite 1300, New York, New York 10048 and the Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Information regarding the public reference facilities may be obtained from the Commission by telephoning 1-800-SEC-0330. The Company's filings are also available to the public on the SEC Internet site (http://www.sec.gov). Copies of such materials may also be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Certain reports and other information concerning the Company may also be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

     8. CERTAIN INFORMATION CONCERNING PURCHASER AND PARENT. Parent is a societe anonyme organized under the laws of the Republic of France. Its principal offices are located at 11-13, cours Valmy, 92070 La Defense Cedex, France. Parent and its consolidated subsidiaries produce, process and distribute a wide range of steel products for a variety of applications. Parent's principal activities are divided into Flat Carbon Steels, Stainless Steel and Alloys and Special Steels.

     Purchaser is a newly incorporated Pennsylvania corporation organized in connection with the Offer and the Merger and has not carried on any activities other than in connection with the Offer and the Merger. The principal offices of Purchaser are located at 11-13, cours Valmy, 92070 La Defense Cedex, France. Purchaser is a wholly owned subsidiary of Parent.

     Parent publishes its financial statements in French francs ("FRF"), and such financial statements are prepared on the basis of French generally accepted accounting principles and accounting standards prescribed by the International Accounting Standards Committee, which differ in certain material respects from U.S. generally accepted accounting principles. Based upon the consolidated financial statements of Parent for the fiscal year ended December 31, 1997 contained in Parent's Annual Report on Form 20-F for the fiscal year then ended (the "Form 20-F") and the consolidated financial statements of Parent for the first half of 1998 contained in Parent's Report on Form 6-K for the month of September 1998 (the "September Form 6-K"), Parent had (i) at December 31, 1997, consolidated total assets of FRF 65.392 billion, consolidated total liabilities of FRF 38.433 billion and consolidated total shareholders' equity of FRF 26.959 billion, (ii) for the fiscal year ended December 31, 1997, consolidated net sales of FRF 72.001 billion and consolidated net income of FRF 2.055 billion, and (iii) for the first half of 1998, consolidated net sales of FRF 38.162 billion and consolidated net income of FRF 2.035 billion. In a press release issued by Parent on November 10, 1998, Parent reported that it had consolidated net sales of FRF 16.7 billion for the third quarter of 1998. More comprehensive financial information is included in the Form 20-F, the September Form 6-K, and the other documents filed by Parent with the Commission. The summary financial information included above is qualified in its entirety by reference to such reports and other documents, including the financial statements and related notes contained therein. Such reports and other documents may be examined and copies may be obtained from the offices of the Commission in the manner set forth below.

     Parent is subject to the informational filing requirements of the Exchange Act applicable to foreign private issuers and, in accordance therewith, files reports, including annual reports on Form 20-F, and other information with the Commission. Such reports and other information can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 and at the Commission's regional offices located at Seven World Trade Center, Suite 1300, New York, New York 10048, and the Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Information regarding the public reference facilities may be obtained from the Commission by telephoning 1-800-SEC-0330. Copies of such materials may also be obtained by mail from the Public

Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Certain reports and other information concerning Parent may also be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

     Until immediately prior to the time that Purchaser will purchase Shares pursuant to the Offer, it is not anticipated that Purchaser will have any significant assets or liabilities or engage in activities other than those incident to its formation and capitalization and the transactions contemplated by the Offer and the Merger. Because Purchaser is newly formed and has minimal assets and capitalization, no meaningful financial information regarding Purchaser is available.

     The name, citizenship, business address, principal occupation or employment, and five-year employment history for each of the directors and executive officers of Purchaser and Parent and certain other information are set forth in Sections 1 and 2 of Schedule I hereto.

     Parent owns 20,730,000 Shares, representing approximately 53.5% percent of the 38,758,000 Shares outstanding at November 5, 1998.

     Except as described in this Offer to Purchase, (i) none of Purchaser, Parent nor, to the best knowledge of Purchaser and Parent, any of the persons listed in Sections 1 and 2 of Schedule I to this Offer to Purchase or any associate or majority-owned subsidiary of Purchaser, Parent or any of the persons so listed, beneficially owns or has any right to acquire, directly or indirectly, any Shares and (ii) none of Purchaser, Parent nor, to the best knowledge of Purchaser and Parent, any of the persons or entities referred to above nor any director, executive officer or subsidiary of any of the foregoing has effected any transaction in the Shares during the past 60 days.

     Except for the Merger Agreement or as otherwise described in this Offer to Purchase, none of Purchaser, Parent nor, to the best knowledge of Purchaser and Parent, any of the persons listed in Sections 1 and 2 of Schedule I to this Offer to Purchase has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations. Except as set forth in this Offer to Purchase, since January 1, 1995, neither Purchaser nor Parent nor, to the best knowledge of Purchaser and Parent, any of the persons listed on Sections 1 and 2 of Schedule I hereto, has had any business relationship or transaction with the Company or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the Commission applicable to the Offer. Except as set forth in this Offer to Purchase, since January 1, 1995, there have been no contacts, negotiations or transactions between any of Purchaser, Parent, or any of their respective subsidiaries or, to the best knowledge of Purchaser and Parent, any of the persons listed in Sections 1 and 2 of Schedule I to this Offer to Purchase, on the one hand, and the Company or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

     9. FINANCING OF THE OFFER AND THE MERGER. The total amount of funds required by Purchaser to consummate the Offer and the Merger and to pay related fees and expenses is estimated to be approximately $118 million. Parent will ensure that Purchaser has sufficient funds to acquire all the outstanding Shares pursuant to the Offer and the Merger. Parent will provide such funds from its working capital or its affiliates' working capital or from existing credit facilities or new credit facilities established for this purpose or from a combination of the foregoing. No decision has been made concerning which of the foregoing sources Parent will utilize. Such decision will be made based on Parent's review from time to time of the advisability of particular actions, as well as on prevailing interest rates and financial and other economic conditions and such other factors as Parent may deem appropriate.

     Parent anticipates that any indebtedness incurred through borrowings under credit facilities will be repaid from a variety of sources, which may include, but may not be limited to, funds generated internally by Parent and its affiliates (including, following the Merger, funds generated by the Surviving Corporation), bank refinancing, and the public or private sale of debt or equity securities. No decision has been made concerning the method Parent will employ to repay such indebtedness. Such decision will be made based on Parent's review from time to time of the advisability of particular actions, as well as on prevailing interest rates and financial and other economic conditions and such other factors as Parent may deem appropriate.

     10. DIVIDENDS AND DISTRIBUTIONS. If, on or after November 5, 1998, the Company should declare or pay any dividend on the Shares or make any other distribution (including the issuance of additional shares of capital stock pursuant to a stock dividend or stock split, the issuance of other securities or the issuance of rights for the purchase of any securities) with respect to the Shares that is payable or distributable to shareholders of record on a date prior to the transfer to the name of Purchaser or its nominee or transferee on the Company's stock transfer records of the Shares purchased pursuant to the Offer other than regular quarterly dividends on the Shares declared and paid at times consistent with past practice and in an amount not in excess of $0.025 per Share, then, without prejudice to Purchaser's rights under "THE TENDER
OFFER -- Section 12. Certain Conditions of the Offer", (i) the purchase price per Share payable by Purchaser pursuant to the Offer will be reduced (subject to the Merger Agreement) to the extent any such dividend or distribution is payable in cash and (ii) any non-cash dividend, distribution or right shall be received and held by the tendering shareholder for the account of Purchaser and will be required to be promptly remitted and transferred by each tendering shareholder to the Depositary for the account of Purchaser, accompanied by appropriate documentation of transfer. Pending such remittance and subject to applicable law, Purchaser will be entitled to all the rights and privileges as owner of any such non-cash dividend, distribution or right and may withhold the entire purchase price or deduct from the purchase price the amount or value thereof, as determined by Purchaser in its sole discretion.

     11. EFFECT OF THE OFFER ON THE MARKET FOR THE SHARES, THE NYSE AND EXCHANGE ACT REGISTRATION. The purchase of Shares by Purchaser pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and will reduce the number of holders of Shares, which could adversely affect the liquidity and market value of the remaining Shares held by the public.

     Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the requirements of the NYSE for continued listing and may be delisted from the NYSE. Parent intends to cause the delisting of the Shares by the NYSE following consummation of the Offer.

     According to the NYSE's published guidelines, the NYSE would consider delisting the Shares if, among other things, the number of record holders of at least 100 Shares should fall below 1,200, the number of publicly held Shares (exclusive of holdings of officers, directors and their families and other concentrated holdings of 10% or more ("NYSE Excluded Holdings")) should fall below 600,000 or the aggregate market value of publicly held Shares (exclusive of NYSE Excluded Holdings) should fall below $5,000,000. The Company has advised Purchaser that, as of November 6, 1998, there were 38,758,000 Shares outstanding, held by approximately 295 holders of record. If, as a result of the purchase of Shares pursuant to the Offer or otherwise, the Shares no longer meet the requirements of the NYSE for continued listing and the listing of the Shares is discontinued, the market for the Shares could be adversely affected.

     If the NYSE were to delist the Shares, it is possible that the Shares would continue to trade on another securities exchange or in the over-the-counter market and that price or other quotations would be reported by such exchange or through the National Association of Securities Dealers Automated Quotation System or other sources. The extent of the public market therefor and the availability of such quotations would depend, however, upon such factors as the number of shareholders and/or the aggregate market value of such securities remaining at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration under the Exchange Act as described below, and other factors. Purchaser cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for or marketability of the Shares or whether it would cause future market prices to be greater or less than the Merger Consideration.

     The Shares are currently "margin securities", as such term is defined under the rules of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"), which has the effect, among other things, of allowing brokers to extend credit on the collateral of such securities. Depending upon factors similar to those described above regarding listing and market quotations, following the Offer it is possible that the

Shares might no longer constitute "margin securities" for purposes of the margin regulations of the Federal Reserve Board, in which event such Shares could no longer be used as collateral for loans made by brokers.

     The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application by the Company to the Commission if the Shares are not listed on a national securities exchange and there are fewer than 300 record holders. The termination of the registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by the Company to holders of Shares and to the Commission and would make certain provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b), the requirement of furnishing a proxy statement in connection with shareholders' meetings and the requirements of Rule 13e-3 under the Exchange Act with respect to "going private" transactions, no longer applicable to the Shares. In addition, "affiliates" of the Company and persons holding "restricted securities" of the Company may be deprived of the ability to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be "margin securities" or be eligible for NYSE reporting. Purchaser currently intends to seek to cause the Company to terminate the registration of the Shares under the Exchange Act as soon after consummation of the Offer as the requirements for termination of registration are met.

     12. CERTAIN CONDITIONS OF THE OFFER. Purchaser shall not, without the consent of the Special Committee, accept for payment any Shares tendered pursuant to the Offer unless at least a majority of the then issued and outstanding Shares, without regard to the Parent Shares, shall have been validly tendered and not withdrawn prior to the expiration of the Offer. Notwithstanding any other provision of the Offer, Purchaser shall not be required to accept for payment or, subject to the applicable rules and regulations of the Commission, including Rule 14e-1(c) under the Exchange Act, pay for any Shares tendered pursuant to the Offer, and may terminate or amend the Offer and may postpone the acceptance for payment of or the payment for any Shares tendered, if (i) the Minimum Condition shall not have been satisfied or (ii) at any time on or after November 5, 1998, and prior to the acceptance for payment of any Shares, any of the following conditions shall exist:

          (a) there shall have been instituted or be pending any action or proceeding before any Governmental Entity (i) challenging or seeking to make illegal, materially delay or otherwise directly or indirectly restrain or prohibit or make materially more costly the making of the Offer, the acceptance for payment of, or the payment for, any Shares by Parent, Purchaser or any other affiliate of Parent or the consummation of any other transaction contemplated by the Merger Agreement or seeking to obtain material damages in connection with any transaction contemplated by the Merger Agreement; (ii) seeking to prohibit or limit materially the ownership or operation by the Company, Parent or any of their subsidiaries of all or any material portion of the business or assets of the Company, Parent or any of their subsidiaries, or to compel the Company, Parent or any of their subsidiaries to dispose of or hold separate all or any material portion of the business or assets of the Company, Parent or any of their subsidiaries, as a result of the transactions contemplated by the Merger Agreement; (iii) seeking to impose or confirm limitations on the ability of Parent, Purchaser or any other affiliate of Parent to exercise effectively full rights of ownership of any Shares, including, without limitation, the right to vote any Shares acquired by Purchaser pursuant to the Offer or otherwise on all matters properly presented to the Company's shareholders, including, without limitation, the approval and adoption of the Merger Agreement and the transactions contemplated thereby; or (iv) seeking to require divestiture by Parent, Purchaser or any other affiliate of Parent of any Shares;

          (b) there shall have been any action taken, or any statute, rule, regulation, legislation, interpretation, judgment, order or injunction or other Law enacted, entered, enforced, promulgated, amended, issued or deemed applicable to (i) Parent, the Company or any subsidiary or affiliate of Parent or the Company or (ii) any transaction contemplated by the Merger Agreement, by any Governmental Entity which has resulted, or is reasonably likely to result, directly or indirectly, in any of the consequences referred to in clauses (i) through (iv) of paragraph (a) above;

          (c) there shall have occurred any changes, conditions, events or developments that, individually or in the aggregate, have a Material Adverse Effect (as defined in the Merger Agreement);

          (d) there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities listed on the NYSE, (ii) any decline in excess of 30%, measured from November 5, 1998, in the Standard & Poor's 500 Index, (iii) any material adverse change in United States currency exchange rates, (iv) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States or the Republic of France (whether or not mandatory), (v) any limitation (whether or not mandatory) by any Governmental Entity on, or other event that in the reasonable judgment of Parent might affect, the extension of credit by banks or other lending institutions, (vi) a commencement of war or armed hostilities or other national or international calamity directly or indirectly involving the United States or the Republic of France, or (vii) in the case of any of the foregoing, other than clause (ii), existing on November 5, 1998, a material acceleration or worsening thereof;

          (e) (i) the Special Committee shall have withdrawn or modified in a manner that is, in the reasonable judgment of Parent, materially adverse to Parent or Purchaser (including by way of any amendment to the Schedule 14D-9) its recommendation of the Offer, the Merger or the Merger Agreement or (ii) the Special Committee shall have resolved to do any of the foregoing;

          (f) any representation or warranty of the Company in the Merger Agreement which is qualified as to materiality shall not be true and correct in all respects or any such representation or warranty that is not so qualified shall not be true and correct in any material respect, in each case as if such representation or warranty was made as of such time on or after the date of the Merger Agreement;

          (g) the Company shall have breached or failed to perform in any material respect any obligation or to comply in any material respect with any agreement or covenant of the Company to be performed or complied with by it under the Merger Agreement;

          (h) the Merger Agreement shall have been terminated in accordance with its terms; or

          (i) Parent, Purchaser and the Company (with the approval of the Special Committee) shall have agreed that Purchaser shall terminate the Offer or postpone the acceptance for payment of or the payment for Shares thereunder;

which, in the sole judgment of Purchaser in any such case, and regardless of the circumstances (excluding, for purposes of paragraphs (c), (f) and (g) above, any action or inaction by Parent or any of its affiliates) giving rise to any such condition, makes it inadvisable to proceed with such acceptance for payment or payment.

     The foregoing conditions are for the sole benefit of Parent and Purchaser and may be asserted by Parent and Purchaser regardless of the circumstances giving rise to any such condition or, other than the Minimum Condition, may be waived by Parent and Purchaser in whole or in part at any time and from time to time in their sole discretion. The failure by Parent or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right; the waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances; and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

     13.  CERTAIN LEGAL MATTERS AND REGULATORY APPROVALS.

     General. Based upon its examination of publicly available information with respect to the Company and the review of certain information furnished by the Company to Parent and discussions of representatives of Parent with representatives of the Company during Parent's investigation of the Company (see "SPECIAL FACTORS -- Background of the Offer and the Merger"), neither Purchaser nor Parent is aware of any license or other regulatory permit that appears to be material to the business of the Company and the Subsidiaries, taken as a whole, which might be adversely affected by the acquisition of Shares by Purchaser pursuant to the Offer or, except as set forth below, of any approval or other action by any domestic (federal or state) or foreign governmental, administrative or regulatory authority or agency which would be required prior to the acquisition of Shares by Purchaser pursuant to the Offer. Should any such approval or other action be required, it is Purchaser's present intention to seek such approval or action. Purchaser does not currently intend, however, to delay the purchase of Shares tendered pursuant to the Offer pending the outcome of any such action or the receipt of any such approval (subject to Purchaser's right to decline to purchase Shares if any of the conditions in "THE TENDER OFFER -- Section 12. Certain Conditions of the Offer" shall have occurred). There can be no assurance that any such approval or other action, if needed, would be obtained without substantial conditions or that adverse consequences might not result to the business of the Company, Purchaser or Parent or that certain parts of the businesses of the Company, Purchaser or Parent might not have to be disposed of or held separate or other substantial conditions complied with in order to obtain such approval or other action or in the event that such approval was not obtained or such other action was not taken. Purchaser's obligation under the Offer to accept for payment and pay for Shares is subject to certain conditions, including conditions relating to the legal matters discussed in this Section 13. See "THE TENDER OFFER -- Section 12. Certain Conditions of the Offer".

     State Anti-Takeover Laws. The Company is incorporated under the laws of the Commonwealth of Pennsylvania. The Pennsylvania legislature has enacted a number of anti-takeover statutes designed to make corporate takeovers more difficult under certain circumstances. The Company has opted out of the application of the Control Transactions Statute, the Business Combination Statute, the Control Share Acquisition Statute and the Disgorgement Statute (Subchapters E, F, G and H, respectively, of Chapter 25 of the PBCL). Opting out of the Control Share Acquisition Statute also has the effect of making Subchapters I and J of the PBCL, which relate to certain labor matters, inapplicable. Accordingly, there are no statutorily-imposed supermajority shareholder voting requirements applicable to the Merger.

     In addition, Pennsylvania has adopted a Takeover Disclosure Law which purports to regulate attempts to acquire a corporation which (i) is incorporated in Pennsylvania or (ii) has its principal place of business and substantial assets located in Pennsylvania. Because the Board has recommended acceptance of the Offer, the Offer is exempt from the registration requirements of such law, provided that certain information is filed with the Pennsylvania Securities Commission and Purchaser undertakes to notify the Company's shareholders that such filing must be made with the Pennsylvania Securities Commission, must include substantial additional information about the Offer and must be available for inspection at the offices of the Pennsylvania Securities Commission, 1010 N. 7th Street, 2nd Floor, Harrisburg, Pennsylvania 17102, during normal business hours. Purchaser intends to make such filing, and the distribution of this Offer to the Company's shareholders constitutes the required notification to them.

     A number of other states have adopted laws and regulations applicable to attempts to acquire securities of corporations which are incorporated, or have substantial assets, shareholders, principal executive offices or principal places of business, or whose business operations otherwise have substantial economic effects, in such states. In Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute, which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987 in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana may, as a matter of corporate law and, in particular, with respect to those aspects of corporate law concerning corporate governance, constitutionally disqualify a potential acquiror from voting on the affairs of a target corporation without the prior approval of the remaining shareholders. The state law before the Supreme Court was by its terms applicable only to corporations that had a substantial number of shareholders in the state and were incorporated there.

     The Company, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted anti-takeover laws. Purchaser does not know whether any of these laws will, by their terms, apply to the Offer or the Merger and has not complied with any such laws. Should any person seek to apply any state anti-takeover law, Purchaser will take such action as then appears desirable, which may include challenging the validity or applicability of any such statute in appropriate court proceedings. In the event it is asserted that one or more state anti-takeover laws are applicable to the Offer or the Merger, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer, Purchaser might be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, Purchaser might be unable to accept for payment any Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer and the Merger. In such case, Purchaser may not be obligated to accept for payment any Shares tendered. See "THE TENDER OFFER -- Section 12. Certain Conditions of the Offer".

     Antitrust. Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules that have been promulgated thereunder by the Federal Trade Commission (the "FTC"), certain transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the "Antitrust Division") and the FTC and certain waiting period requirements have been satisfied. The acquisition of Shares by Purchaser pursuant to the Offer, however, is not subject to such requirements because Parent currently owns in excess of 50% of the issued and outstanding Shares. See "THE TENDER OFFER -- Section 2. Acceptance for Payment and Payment for Shares".

     The FTC and the Antitrust Division frequently scrutinize the legality under the antitrust laws of transactions such as the proposed acquisition of Shares by Purchaser pursuant to the Offer. At any time before or after the purchase of Shares pursuant to the Offer by Purchaser, the FTC or the Antitrust Division could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking the divestiture of Shares purchased by Purchaser or the divestiture of substantial assets of Parent, the Company or their respective subsidiaries. Private parties and state attorneys general may also bring legal action under federal or state antitrust laws under certain circumstances. Based upon an examination of information available to Parent relating to the businesses in which Parent, the Company and their respective subsidiaries are engaged, Parent and Purchaser believe that the Offer will not violate the antitrust laws. Nevertheless, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if such a challenge is made, what the result would be. See "THE TENDER OFFER -- Section
12. Certain Conditions of the Offer".

     14. FEES AND EXPENSES. Except as set forth below, Purchaser will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of Shares pursuant to the Offer.

     Morgan Stanley is acting as Dealer Manager in connection with the Offer and has provided certain financial advisory services in connection with the acquisition of the Shares. See "SPECIAL FACTORS -- Analysis of Financial Advisor to Parent."

     Purchaser and Parent have retained Innisfree M&A Incorporated as the Information Agent and Harris Trust Company of New York as the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telecopy, telegraph and personal interview and may request banks, brokers, dealers and other nominee shareholders to forward materials relating to the Offer to beneficial owners.

     As compensation for acting as Information Agent in connection with the Offer, Innisfree M&A Incorporated will be paid a fee of $10,000 and will also be reimbursed for certain out-of-pocket expenses and may be indemnified against certain liabilities and expenses in connection with the Offer, including certain liabilities under the federal securities laws. Purchaser will pay the Depositary reasonable and customary compensation for its services in connection with the Offer, plus reimbursement for out-of-pocket expenses, and will indemnify the Depositary against certain liabilities and expenses in connection therewith, including certain liabilities under federal securities laws. Brokers, dealers, commercial banks and trust companies will be reimbursed by Purchaser for customary handling and mailing expenses incurred by them in forwarding material to their customers.

     15. MISCELLANEOUS. Purchaser is not aware of any jurisdiction where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If Purchaser becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of Shares pursuant thereto, Purchaser will make a good faith effort to comply with any such state statute. If, after such good faith effort, Purchaser cannot comply with any such state statute, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares in such state. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by the Dealer Manager or by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION ON BEHALF OF PURCHASER, PARENT OR THE COMPANY NOT CONTAINED IN THIS OFFER TO PURCHASE OR IN THE LETTER OF TRANSMITTAL, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED.

     Pursuant to Rule 14d-3 under the Exchange Act, Parent and Purchaser have filed with the Commission the Schedule 14D-1, together with exhibits, furnishing certain additional information with respect to the Offer. Pursuant to Rule 14d-9 under the Exchange Act, the Company has filed with the Commission the Schedule 14D-9 with respect to the Offer, and may file amendments thereto. Parent, Purchaser and the Company have filed a statement on Schedule 13E-3 with respect to the Offer, and may file amendments thereto. Such statements, including exhibits and any amendments thereto, which furnish certain additional information with respect to the Offer, may be inspected at, and copies may be obtained from, the same places and in the same manner as set forth in "THE TENDER OFFER -- Section 7. Certain Information Concerning the Company" (except that they will not be available at the regional offices of the Commission).

                                          ICE ACQUISITION CORP.

November 12, 1998

                                                                      SCHEDULE I

                      DIRECTORS AND EXECUTIVE OFFICERS OF
                       PARENT, PURCHASER AND THE COMPANY

     1. Directors and Executive Officers of Parent. The following table sets forth the name, current business address, citizenship and present principal occupation or employment, and material occupations, positions, offices or employments and business addresses thereof for the past five years of each director and executive officer of Parent. Unless otherwise indicated, the current business address of each person is 11-13, cours Valmy, 92070 La Defense Cedex, France. Unless otherwise indicated, each such person is a citizen of the Republic of France.

A.  DIRECTORS

                                        PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT;
      NAME, CITIZENSHIP                   MATERIAL POSITIONS HELD DURING THE PAST
 AND CURRENT BUSINESS ADDRESS            FIVE YEARS AND BUSINESS ADDRESSES THEREOF
 ----------------------------           -------------------------------------------
Francis Mer...................  Director, Chairman of the Board and Chief Executive Officer
                                of Parent (since 1987); Director of the Company (U.S.A.);
                                Director of Credit Lyonnais (France); President of Eurofer,
                                the European steel industry trade association (1990 to
                                1997); President of the French Steel Federation.
Gerard Beranger...............  Director of Parent (since 1986); Professor, Compiegne
c/o Universite de Technologie   University of Technology; Director of EDP Sciences S.A.
de Compiegne                    (France); Director of Societe Francaise de Metallurgie et de
Departement de Genie Mecanique  Materiaux.
B.P. 20529
60205 Compiegne Cedex (France)
Serge Boidevaix...............  Director of Parent (since 1995); Ambassador of France;
c/o S.B. Consultant             General Manager of S.B. Consultant (France); Director of
8, rue des Eaux                 Bureau Veritas (1995-1998)(France); Member of the
75016 Paris, France             International Committee of Banque Paribas (1996-1998)
                                (France); Member of French Conseil d'Etat (1993-1997);
                                President of the Atlas Tiger Fund (Atlas Finance Group) in
                                Paris.
Jean Brunner..................  Director of Parent (since 1995), representing employee
c/o SOLLAC Florange             shareholders; Employee of the Usinor group.
(Usinor group)
B.P. 70011
57191 Florange Cedex, France
Viviane Claux.................  Director of Parent (since 1995); Employee of the Usinor
c/o Sollac (Usinor group)       group.
Route de Saint Leu
60160 Montataire, France

                                        PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT;
      NAME, CITIZENSHIP                   MATERIAL POSITIONS HELD DURING THE PAST
 AND CURRENT BUSINESS ADDRESS            FIVE YEARS AND BUSINESS ADDRESSES THEREOF
 ----------------------------           -------------------------------------------
Compagnie Generale de           COGEMA: Director of Parent (since 1995); Director of:
  Matieres....................  Compagnie Europeenne du Zirconium (CEZUS); Compagnie
Nucleaires (COGEMA),            Francaise de Mokta; Compagnie Miniere d'Akouta; Compagnie
represented by                  des Mines d'Uranium de Franceville; Compagnie Nucleaire de
Jean Syrota                     Services CNS; Societe de la Conversion de l'Uranium en Metal
c/o COGEMA                      et Hexafluorure (COMURHEX); Societe Generale pour les
2, rue Paul Dautier             Techniques Nouvelles; Societe Industrielle de Combustible
78140 Velizy-Villacoublay,      Nucleaire; Codem (GIE); Societe de Financement de la Route
France                          Tahoua-Arlit (SFRTA); Societe Concessionnaire de la Route
                                Tahoua-Arlit (CONCERTA); Societe Industrielle des Minerais
                                de l'Ouest; Societe des Mines de l'Air, Transnucleaire;
                                Melox; Cerca; Societe Franco-Iranienne pour l'enrichissement de l'Uranium par Diffusion Gazeuse (SOFIDIF); Societe pour le Conditionnement des Dechets et Effluents Industriels,
                                Member of Supervisory Board of Eurodif; Manager of: Cogema
                                et Framatome; Societe Franco-Belge de Fabrication de
                                Combustibles; Zircotube.
                                Jean Syrota: COGEMA's representative on the board of Parent
                                (since 1995); Director of Total (since 1993)(France), CEA
                                (since 1993) (France), SAGEM (since 1996)(France) and ERAP
                                (since 1998) (France); Director and member of the Management
                                Committee of Framatome S.A. (since 1989)(France).
Pierre Coletti................  Director of Parent (since 1995); Employee of the Usinor
c/o Unimetal Gandrange          group.
(Usinor group)
25, rue de l'Usine
57120 Rombas, France
Credit Lyonnais, represented    Credit Lyonnais: Director of Parent (since 1995); Director
  by..........................  and Member of the Supervisory Board of a large number of
Jean-Yves Durance               companies. Jean-Yves Durance: Representative of Credit
c/o Credit Lyonnais             Lyonnais on the Board of Parent; Deputy General Manager of
Tour Ariane                     Credit Lyonnais; Chairman of Slivarente; Director of Marceau
5, place de la Pyramide         Investissements; Director of Sopartech; Representative of
92088 Paris La Defense Cedex,   Credit Lyonnais on the board of Finalion; Member of the
France                          Supervisory Board of Clinvest and Pinault-Printemps-Redoute.
Electricite de France           EDF: Director of Parent (since 1995); Director of Centrale
  (EDF),......................  de Richemont; Codem; Compagnie d'Applications et de
represented by Francois         Realisations Thermiques et Hydrauliques; Compagnie Nationale
Roussely                        du Rhone; EDF International; H4Holding; Institut Electricite
c/o EDF                         Sante; Member of the Supervisory Board of Air Services;
32, rue Monceau                 Immocec.
75008 Paris, France             Francois Roussely: Representative of EDF on the board of
                                Parent (since 1998); Chairman of EDF; Secretary General of the Administration at the Ministry of Defense (1991-1997);
                                Secretary General of SNCF (1997); Chief of Staff of Ministry
                                of Defense (1997-1998).
Alain Etchegoyen..............  Director of Parent (since 1995); Professor of Philosophy
9, avenue Franklin Roosevelt    (since 1981); Professional consultant; Member of the Ethics
75008 Paris, France             Committee of the French Republic (since July 1998); Advisor to the Minister of Education (May 1997-February 1998);
                                Professor of Business Ethics (1993-1995).

                                        PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT;
      NAME, CITIZENSHIP                   MATERIAL POSITIONS HELD DURING THE PAST
 AND CURRENT BUSINESS ADDRESS            FIVE YEARS AND BUSINESS ADDRESSES THEREOF
 ----------------------------           -------------------------------------------
Roger Fauroux.................  Director of Parent (since 1995); Honorary President of Saint
c/o Saint Gobain                Gobain (France); Director of Commercial Union (1992-1996)
Les Miroirs                     (United Kingdom), Siemens AG (1993-1997) (Germany), Saint
92096 Le Defense Cedex, France  Gobain Corp. (since 1992) (U.S.A.) and Commercial Union
                                France (since 1994) (France).
Arnaud Leenhard...............  Director of Parent (since 1995); President of the Union des
c/o Union des Industries        Industries Metallurgiques et Minieres (France); President of
Metallurgiques et Minieres      the Supervisory Board of Vallourec (since 1994) (France);
56, avenue de Wagram            Vice-President of MEDEF (since 1988).
75017 Paris, France
Lucchini International S.A.,    Lucchini International S.A.; Director of Parent (since
  an..........................  1995).
Italian corporation,            Giuseppe Lucchini; Representative of Lucchini International
represented                     S.A. on the Board of Parent; President of Lucchini
by Giuseppe Lucchini, an        International S.A. (Italy); Vice-President of Lucchini
Italian individual              S.p.A. (Italy); Director of Credito Agrario Bresciano S.p.A.
c/o Lucchini International      (Italy).
S.A.
Via Oberdan n. l/A
25128 Brescia, Italy
Robert W. Murdoch, a            Director of Parent (since 1995); Professional consultant;
  Canadian....................  Director of Lafarge S.A. (since 1993)(France) and Lafarge
individual                      Corporation (since 1987) (U.S.A.).
706, South Union Street
Alexandria, Virginia 22314,
U.S.A.
Simon Murray, an English......  Director of Parent (since 1995); Chairman of General
individual                      Enterprise Management Services (HK) Ltd.; Chairman of
Room 2901                       Deutsche Bank Group for the Asian Pacific Region (until May
Sino Plaza 255-257 Gloucester   1998); Deputy Chairman of the Board of Directors of China
Road                            North Industries Investment Ltd.; Member of the
Causeway Bay, Hong Kong         International Advisory Board of General Electric
                                Corporation.
Rene Thomas...................  Director of Parent (since 1995); Honorary President of
c/o Banque Nationale de Paris   Banque Nationale de Paris (France); Director of Essilor
16, boulevard des Italiens      (since 1997) (France), Saint Gobain (1987-1997) (France),
75009 Paris, France             Banque Nationale de Paris (1982-1993) (France) and Vivendi
                                (since 1984) (France).
Alain Zochowski...............  Director of Parent (since 1995); Employee of the Usinor
c/o Unimetal Gandrange          group.
(Usinor group)
BP3
57360 Amneville, France

B.  EXECUTIVE OFFICERS

                                        PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT;
      NAME, CITIZENSHIP                   MATERIAL POSITIONS HELD DURING THE PAST
 AND CURRENT BUSINESS ADDRESS            FIVE YEARS AND BUSINESS ADDRESSES THEREOF
 ----------------------------           -------------------------------------------
Francis Mer...................  Director, Chairman of the Board and Chief Executive Officer
                                of Parent (since 1987); Director of the Company (U.S.A.);
                                Director of Credit Lyonnais (France); President of Eurofer,
                                the European steel industry trade association (1990 to
                                1997); President of the French Steel Federation.

                                        PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT;
      NAME, CITIZENSHIP                   MATERIAL POSITIONS HELD DURING THE PAST
 AND CURRENT BUSINESS ADDRESS            FIVE YEARS AND BUSINESS ADDRESSES THEREOF
 ----------------------------           -------------------------------------------
Guy Dolle.....................  Member of the Executive Committee of Parent; Deputy General
                                Manager of Parent in charge of the Ugine division; Chairman and Chief Executive Officer of Unimetal, a subsidiary of
                                Parent (1993-1995); Deputy General Manager of Parent in
                                charge of Strategy and Planning (1995-1997); Responsible for the Stainless Steel and Alloys business of Parent since
                                September 1997; Chairman of the Company since September
                                1997.
Jean-Claude
  Georges-Francois............  Member of the Executive Committee of Parent; Deputy General
                                Manager of Parent in charge of Human Resources, Regional
                                Industrial Development and Corporate Communication; Delegate
                                General of the French Steel Federation (1993-1998).
Robert Hudry..................  Member of the Executive Committee of Parent; Deputy General
                                Manager of Parent in charge of Finance, Legal Affairs and
                                Information Systems; Director of the Company (since 1990).
Francois Labadens.............  Member of the Executive Committee of Parent; Corporate
                                Secretary of Parent and Secretary of the Board of Parent;
                                Director of Corporate Communications of Parent (1986-1996).
Edmond Pachura................  Member of the Executive Committee of Parent, in charge of the Flat Carbon Steels business; Chairman and Chief
                                Executive Officer of Sollac (since 1985).
Bernard Rogy..................  Member of the Executive Committee of Parent in charge of
                                Specialty Steels; Chairman of Aster (since 1995); Chairman of Ascometal (since 1988); Chairman of Unimetal (since
                                1995); Chairman of Creusot Loire Industrie (since 1993).

     2. Directors and Executive Officers of Purchaser. The following table sets forth the name, current business address, citizenship and present principal occupation or employment, and material occupations, positions, offices or employments and business addresses thereof for the past five years of each director and executive officer of Purchaser. Unless otherwise indicated, the current business address of each person is 11-13, cours Valmy, 92070 La Defense Cedex, France. Unless otherwise indicated, each such person is a citizen of the Republic of France.

A.  DIRECTORS

                                        PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT;
      NAME, CITIZENSHIP                   MATERIAL POSITIONS HELD DURING THE PAST
 AND CURRENT BUSINESS ADDRESS            FIVE YEARS AND BUSINESS ADDRESSES THEREOF
 ----------------------------           -------------------------------------------
Guy Dolle.....................  Director of Purchaser; Member of the Executive Committee of
                                Parent; Deputy General Manager of Parent in charge of the
                                Ugine division; Chairman and Chief Executive Officer of
                                Unimetal, a subsidiary of Parent (1993-1995); Deputy General
                                Manager of Parent in charge of Strategy and Planning
                                (1995-1997); Responsible for the Stainless Steel and Alloys
                                business of Usinor since September 1997; Chairman of the
                                Company since September 1997.
Robert Hudry..................  Director of Purchaser; Member of the Executive Committee of
                                Parent; Deputy General Manager of Parent in charge of
                                Finance, Legal Affairs and Information Systems (since 1995);
                                Director of the Company (since 1990); Chief Financial
                                Officer of Parent (1987-1995).

                                        PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT;
      NAME, CITIZENSHIP                   MATERIAL POSITIONS HELD DURING THE PAST
 AND CURRENT BUSINESS ADDRESS            FIVE YEARS AND BUSINESS ADDRESSES THEREOF
 ----------------------------           -------------------------------------------
Jean-Didier Dujardin..........  Director of Purchaser; Chief Financial Officer of Ugine
                                (since December 1993); Director of Societe Meusienne de
                                Construction Mecanique (since February 1996) (France);
                                Director of Ugine Savoie (since October 1996) (France);
                                Director of the Company (since 1995).

B.  EXECUTIVE OFFICERS

                                        PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT;
      NAME, CITIZENSHIP                   MATERIAL POSITIONS HELD DURING THE PAST
 AND CURRENT BUSINESS ADDRESS            FIVE YEARS AND BUSINESS ADDRESSES THEREOF
 ----------------------------           -------------------------------------------
Guy Dolle.....................  President of Purchaser; Member of the Executive Committee of
                                Parent; Deputy General Manager of Parent in charge of the
                                Ugine division; Chairman and Chief Executive Officer of
                                Unimetal, a subsidiary of Parent (1993-1995); Deputy General
                                Manager of Parent in charge of Strategy and Planning
                                (1995-1997); Responsible for the Stainless Steel and Alloys
                                business of Parent since September 1997; Chairman of the
                                Company since September 1997.
Robert Hudry..................  Vice-President of Purchaser; Member of the Executive
                                Committee of Parent; Deputy General Manager of Parent in
                                charge of Finance, Legal Affairs and Information Systems;
                                Director of the Company (since 1990).
Jean-Didier Dujardin..........  Treasurer of Purchaser; Chief Financial Officer of Ugine
                                (since December 1993); Director of Societe Meusienne de
                                Construction Mecanique (since February 1996) (France);
                                Director of Ugine Savoie (since October 1996) (France);
                                Director of the Company (since 1995).
Guillaume Vercaemer...........  Secretary of Purchaser; Legal Counsel of Parent; Legal
                                Counsel, Schlumberger (1993-1996) (France).

     3. Directors and Executive Officers of the Company. The following table sets forth the name, current business address, citizenship and present principal occupation or employment, and material occupations, positions, offices or employments and business addresses thereof for the past five years of each director and executive officer of the Company. Unless otherwise indicated, the current business address of each person is One PPG Place, Box 3373, Pittsburgh, PA 15230-3373. Unless otherwise indicated, each such person is a citizen of the United States of America.

A.  DIRECTORS

                                        PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT;
      NAME, CITIZENSHIP                   MATERIAL POSITIONS HELD DURING THE PAST
 AND CURRENT BUSINESS ADDRESS            FIVE YEARS AND BUSINESS ADDRESSES THEREOF
 ----------------------------           -------------------------------------------
Pierre F. de Ravel              Director of the Company (since 1990); Partner in the law
  d'Esclapon..................  firm of LeBoeuf, Lamb, Greene & MacRae (since 1992).
William S. Dietrich, II.......  Director of the Company (since 1998); President and Chief
c/o Dietrich Industries, Inc.   Executive Officer of Dietrich Industries, Inc. (1967-1997);
  One Mellon Bank Center        Director of Worthington Industries, Inc. and Carpenter
  Suite 2226                    Technology Corporation.
  500 Grant Street
  Pittsburgh, PA 15219
Guy R. Dolle*.................  Chairman of the Board (since 1997); Member of the Executive
11-13, cours Valmy              Committee of Parent; Deputy General Manager of Parent in
92070 La Defense Cedex          charge of the Ugine division; Chairman and Chief Executive
France                          Officer of Unimetal, a subsidiary of Parent (1993-1995);
                                Deputy General Manager of Parent in charge of Strategy and
                                Planning (1995-1997); Responsible for the Stainless Steel
                                and Alloys business of Parent since September 1997.
Jean-Didier Dujardin*.........  Director of the Company (since 1995); Chief Financial
11-13, cours Valmy              Officer of Ugine (since December 1993); Director of Societe
92070 La Defense Cedex          Meusienne de Construction Mecanique (since February 1996);
France                          Director of Ugine Savoie (since October 1996).
Robert Hudry*.................  Director of the Company (since 1990); Vice President of
11-13, cours Valmy              Purchaser; Member of the Executive Committee of Parent;
92070 La Defense Cedex          Deputy General Manager of Parent in charge of Finance, Legal
France                          Affairs and Information Systems since 1995; Chief Financial
                                Officer of Parent from 1987 to 1995.
Michel Le Page*...............  Director of the Company (since 1996); Vice President,
11-13, cours Valmy              Marketing Stainless Steel Flat Products of Ugine (since
92070 La Defense Cedex          1989).
France
Michel J. Longchampt*.........  Director of the Company (since 1990); Retired President and
11-13, cours Valmy              Chief Executive Officer of Francosteel Company (1976-1997);
92070 La Defense Cedex          Chairman and Chief Executive Officer of Francosteel Company
France                          (1997); Director of The France Growth Fund, a closed-end
                                mutual fund.
Gerard Martel*................  Director of the Company (since 1996); Executive Vice
11-13, cours Valmy              President of Ugine (since 1996); Chairman and Chief
92070 La Defense Cedex          Executive Officer of La Meusienne, a wholly-owned subsidiary
France                          of Parent (1988-1996).
Francis Mer*..................  Director of the Company (since 1990); Director, Chairman of
11-13, cours Valmy              the Board and Chief Executive Officer of Parent (since
92070 La Defense Cedex          1987); Director of Credit Lyonnais (France); President of
France                          Eurofer, the European steel industry trade association (1990 to 1997); President of the French Steel Federation.
Gerard Picard*................  Director of the Company (since 1998); President of
11-13, cours Valmy              Francosteel Corporation (since January 1998); Executive
92070 La Defense Cedex          Director -- Commercial Department of Sollac (1997); Deputy
France                          Managing Director of Arus, a Parent sales joint venture
                                (1993-1996); Director of Financial Services of Parent
                                (1989-1993).

                                        PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT;
      NAME, CITIZENSHIP                   MATERIAL POSITIONS HELD DURING THE PAST
 AND CURRENT BUSINESS ADDRESS            FIVE YEARS AND BUSINESS ADDRESSES THEREOF
 ----------------------------           -------------------------------------------
Eugene A. Salvadore...........  Director of the Company (since 1996); President and Chief
                                Executive Officer of the Company (since January 1, 1998);
                                President and Chief Operating Officer (1995-1997); Vice
                                President -- Operations (1993-1995); General
                                Manager -- Operations of the Company (1992-1993).
John J. Sheehan...............  Director of the Company (since 1996); Legislative Director and Assistant to the President of the United Steelworkers of
                                America until his retirement in 1996.
*Citizen of the Republic of
  France.

B.  EXECUTIVE OFFICERS

                                        PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT;
      NAME, CITIZENSHIP                   MATERIAL POSITIONS HELD DURING THE PAST
 AND CURRENT BUSINESS ADDRESS            FIVE YEARS AND BUSINESS ADDRESSES THEREOF
 ----------------------------           -------------------------------------------
Daryl K. Fox..................  Vice President -- Human Resources of the Company since June
                                1993. From June 1991 to May 1993, Mr. Fox was General
                                Manager, Industrial Relations at LTV Steel Railroads, a
                                division of LTV Steel.
Paul J. Grandy................  Vice President -- Engineering of the Company since June
                                1996. Prior thereto, Mr. Grandy was Vice
                                President -- Engineering at Lukens, Inc. Mr. Grandy was
                                Director -- Engineering of the Company from 1986 to 1992,
                                when he left to join Lukens.
Gerald L. Kosko...............  Vice President -- Purchasing and Traffic of the Company
                                since 1986.
David G. Pudelsky.............  Vice President -- Commercial of the Company since October
                                19, 1998. From 1993 until his employment by the Company, Mr.
                                Pudelsky was Director of Marketing-Sheet of Allegheny
                                Teledyne, Inc.
Eugene A. Salvadore...........  President and Chief Executive Officer of the Company since
                                January 1, 1998. Prior thereto, Mr. Salvadore served as
                                President and Chief Operating Officer from July 1, 1995
                                until December 31, 1997. From April 1993 through June 1995,
                                Mr. Salvadore served as Vice President -- Operations. From
                                June 1992 to April 1993, Mr. Salvadore was General
                                Manager -- Operations of the Company.
Kirk F. Vincent...............  Executive Vice President, Finance and Administration and
                                Chief Financial Officer of the Company since January 1,
                                1998. From December 1991 through December 31, 1997, Mr.
                                Vincent was Vice-President -- Finance and Law of the
                                Company.
John A. Wallace...............  Vice President -- Operations of the Company since 1995. From
                                1986 through 1995, Mr. Wallace was Plant Manager of the
                                Company's Midland Plant.

                                                                    SCHEDULE II

                            [LEHMAN BROTHERS LETTERHEAD]



                                                               November 5, 1998



Special Committee of the Board of Directors
J&L Specialty Steel, Inc.
One PPG Place, 18th Floor
P.O. Box 3373
Pittsburgh, PA 15230-3373


Members of the Special Committee of the Board of Directors:

     We understand that Usinor, a societe anonyme organized under the laws of the Republic of France ("Usinor"), Ice Acquisition Corp., a direct wholly owned subsidiary of Usinor ("Purchaser"), and J&L Specialty Steel, Inc. ("J&L" or the "Company") intend to enter into an Agreement and Plan of Merger (the "Agreement") pursuant to which Purchaser will commence a cash tender offer (the "Offer") to purchase all of the issued and outstanding shares of the Company's common stock not owned by Usinor or any of its subsidiaries at $6.375 per share in cash (the "Offer Price"). Pursuant to the terms and subject to the conditions of the Agreement, after consummation of the Offer, Purchaser will merge with and into the Company (the "Merger" and, together with the Offer, the "Proposed Transaction"). Upon effectiveness of the Merger, each issued and outstanding share of the Company's common stock (other than (i) shares held in the Company's treasury, (ii) shares held by Usinor or any of its subsidiaries, and (iii) shares as to which dissenters' rights have been perfected) will be converted into the right to receive an amount of cash equal to the Offer Price. The terms and conditions of the Proposed Transaction are set forth in more detail in the Agreement.

     We have been requested by the Special Committee of the Board of Directors of the Company (the "Special Committee") to render our opinion with respect to the fairness, from a financial point of view, to the stockholders of the Company other than Usinor and its subsidiaries (the "Public Stockholders") of the consideration to be offered to such stockholders in the Proposed Transaction. We have not been requested to opine as to, and our opinion does not in any manner address, the Company's underlying business decision to proceed with or effect the Proposed Transaction.

     In arriving at our opinion, we reviewed and analyzed: (1) the Agreement and the specific terms of the Proposed Transaction, (2) the annual report of the Company for the fiscal year ended December 31, 1997 filed on Form 10-K, the quarterly report of the Company for the fiscal

November 5, 1998
Page 2



quarter ended June 30, 1998 filed on Form 10-Q, and such other publicly available information concerning the Company as we believe to be relevant to our analysis, (3) financial and operating information with respect to the business, operations and prospects of the Company furnished to us by the Company, (4) a trading history of the Company's common stock from December 14, 1993 (the date of the Company's initial public offering) to the present and a comparison of that trading history with those of other companies that we deemed relevant, (5) a comparison of the historical financial results and present financial condition of the Company with those of other companies that we deemed relevant, (6) a comparison of the financial terms of the Proposed Transaction with the financial terms of certain other transactions that we deemed relevant, (7) current conditions of and forecasts for the industry in which the Company operates, and
(8) the Company's current cash flow forecast and limited cash position, its ability to meet short-term liquidity requirements and to make longer-term capital expenditures and the potential alternatives available to the Company to fund such requirements and expenditures. In addition, we have had discussions with the management of the Company concerning its industry, business, operations, assets, liabilities, financial condition, liquidity and prospects and have undertaken such other studies, analyses and investigations as we deemed appropriate.

     In arriving at our opinion, we have assumed and relied upon the accuracy and completeness of the financial and other information used by us without assuming any responsibility for independent verification of such information and have further relied upon the assurances of management of the Company that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the financial projections of the Company, upon advice of the Company, we have assumed that such projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company and that the Company will perform substantially in accordance with such projections. In arriving at our opinion, we have conducted only a limited physical inspection of the properties and facilities of the Company and have not made or obtained any evaluations or appraisals of the assets or liabilities of the Company. In addition, you have not authorized us to solicit, and we have not solicited any indications of interest from any third party with respect to the purchase of all or a part of the Company's business. Our opinion necessarily is based upon the market, economic and other conditions as they exist on, and can be evaluated as of, the date of this letter.

     Based upon and subject to the foregoing, we are of the opinion as of the date hereof that, from a financial point of view, the consideration to be offered to the Public Stockholders in the Proposed Transaction is fair to the Public Stockholders.

     We have acted as financial advisor to the Special Committee in connection with the Proposed Transaction and will receive a fee for our services which is contingent in part upon the consummation of the Proposed Transaction. In addition, the Company has agreed to indemnify us for certain liabilities that may arise out of the rendering of this opinion. In the ordinary course of our business, we may trade in the equity securities of the Company for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

     This opinion is for the use and benefit of the Special Committee and is rendered to the Special Committee in connection with its consideration of the Proposed Transaction. This opinion is not intended to be and does not constitute a recommendation to any stockholder of the Company as to whether to accept the consideration to be offered to such stockholder in connection with the Proposed Transaction.

                                        Very truly yours,


                                        /s/ Lehman Brothers
                                        -----------------------
                                        LEHMAN BROTHERS

                                                                    SCHEDULE III

                          SECTIONS 1930(a) AND 1571-80
                          (SUBCHAPTER D OF CHAPTER 15)
                  OF THE PENNSYLVANIA BUSINESS CORPORATION LAW

SECTION 1930.  DISSENTERS RIGHTS

     (a) GENERAL RULE. -- If any shareholder of a domestic business corporation that is to be a party to a merger or consolidation pursuant to a plan of merger or consolidation objects to the plan of merger or consolidation and complies with the provisions of Subchapter D of Chapter 15 (relating to dissenters rights), the shareholder shall be entitled to the rights and remedies of dissenting shareholders therein provided, if any. See also section 1906(c) (relating to dissenters rights upon special treatment).

                                   CHAPTER 15
                       SUBCHAPTER D. -- DISSENTERS RIGHTS

SECTION 1571.  APPLICATION AND EFFECT OF SUBCHAPTER

     (a) GENERAL RULE. -- Except as otherwise provided in subsection (b), any shareholder of a business corporation shall have the right to dissent from, and to obtain payment of the fair value of his shares in the event of, any corporate action, or to otherwise obtain fair value for his shares, where this part expressly provides that a shareholder shall have the rights and remedies provided in this subchapter. See:

     Section 1906(c) (relating to dissenters rights upon special treatment).

     Section 1930 (relating to dissenters rights).

     Section 1931(d) (relating to dissenters rights in share exchanges).

     Section 1932(c) (relating to dissenters rights in asset transfers).

     Section 1952(d) (relating to dissenters rights in division).

     Section 1962(c) (relating to dissenters rights in conversion).

     Section 2104(b) (relating to procedure).

     Section 2324 (relating to corporation option where a restriction on transfer of a security is held invalid).

     Section 2325(b) (relating to minimum vote requirement).

     Section 2704(c) (relating to dissenters rights upon election).

     Section 2705(d) (relating to dissenters rights upon renewal of election).

     Section 2907(a) (relating to proceedings to terminate breach of qualifying conditions).

     Section 7104(b)(3) (relating to procedure).

     (b) EXCEPTIONS. --

          (1) Except as otherwise provided in paragraph (2), the holders of the shares of any class or series of shares that, at the record date fixed to determine the shareholders entitled to notice of and to vote at the meeting at which a plan specified in any of section 1930, 1931(d), 1932(c) or 1952(d) is to be voted on, are either:

             (I) listed on a national securities exchange; or

             (II) held of record by more than 2,000 shareholders; shall not have the right to obtain payment of the fair value of any such shares under this subchapter.

                                      III-1

          (2) Paragraph (1) shall not apply to and dissenters rights shall be available without regard to the exception provided in that paragraph in the case of:

             (i) Shares converted by a plan if the shares are not converted solely into shares of the acquiring, surviving, new or other corporation or solely into such shares and money in lieu of fractional shares.

             (ii) Shares of any preferred or special class unless the articles, the plan or the terms of the transaction entitle all shareholders of the class to vote thereon and require for the adoption of the plan or the effectuation of the transaction the affirmative vote of a majority of the votes cast by all shareholders of the class.

             (iii) Shares entitled to dissenters rights under section 1906(c) (relating to dissenters rights upon special treatment).

          (3) The shareholders of a corporation that acquires by purchase, lease, exchange or other disposition all or substantially all of the shares, property or assets of another corporation by the issuance of shares, obligations or otherwise, with or without assuming the liabilities of the other corporation and with or without the intervention of another corporation or other person, shall not be entitled to the rights and remedies of dissenting shareholders provided in this subchapter regardless of the fact, if it be the case, that the acquisition was accomplished by the issuance of voting shares of the corporation to be outstanding immediately after the acquisition sufficient to elect a majority or more of the directors of the corporation.

     (c) GRANT OF OPTIONAL DISSENTERS RIGHTS. -- The bylaws or a resolution of the board of directors may direct that all or a part of the shareholders shall have dissenters rights in connection with any corporate action or other transaction that would otherwise not entitle such shareholders to dissenters rights.

     (d) NOTICE OF DISSENTERS RIGHTS. -- Unless otherwise provided by statute, if a proposed corporate action that would give rise to dissenters rights under this subpart is submitted to a vote at a meeting of shareholders, there shall be included in or enclosed with the notice of meeting:

          (1) a statement of the proposed action and a statement that the shareholders have a right to dissent and obtain payment of the fair value of their shares by complying with the terms of this subchapter; and

          (2) a copy of this subchapter.

     (e) OTHER STATUTES. -- The procedures of this subchapter shall also be applicable to any transaction described in any statute other than this part that makes reference to this subchapter for the purpose of granting dissenters rights.

     (f) CERTAIN PROVISIONS OF ARTICLES INEFFECTIVE. -- This subchapter may not be relaxed by any provision of the articles.

     (g) CROSS REFERENCES. -- See sections 1105 (relating to restriction on equitable relief), 1904 (relating to a de facto transaction doctrine abolished) and 2512 (relating to dissenters rights procedure).

SECTION 1572.  DEFINITIONS

     The following words and phrases when used in this subchapter shall have the meanings given to them in this section unless the context clearly indicates otherwise:

     "CORPORATION." The issuer of the shares held or owned by the dissenter before the corporate action or the successor by merger, consolidation, division, conversion or otherwise of that issuer. A plan of division may designate which of the resulting corporations is the successor corporation for the purposes of this subchapter. The successor corporation in a division shall have sole responsibility for payments to dissenters and other liabilities under this subchapter except as otherwise provided in the plan of division.

                                      III-2

     "FAIR VALUE." The fair value of shares immediately before the effectuation of the corporate action to which the dissenter objects, taking into account all relevant factors, but excluding any appreciation or depreciation in anticipation of the corporate action.

     "INTEREST." Interest from the effective date of the corporate action until the date of payment at such rate as is fair and equitable under all the circumstances, taking into account all relevant factors, including the average rate currently paid by the corporation on its principal bank loans.

SECTION 1573.  RECORD AND BENEFICIAL HOLDERS AND OWNERS

     (a) RECORD HOLDERS OF SHARES. -- A record holder of shares of a business corporation may assert dissenters rights as to fewer than all of the shares registered in his name only if he dissents with respect to all the shares of the same class or series beneficially owned by any one person and discloses the name and address of the person or persons on whose behalf he dissents. In that event, his rights shall be determined as if the shares as to which he has dissented and his other shares were registered in the names of different shareholders.

     (b) BENEFICIAL OWNERS OF SHARES. -- A beneficial owner of shares of a business corporation who is not the record holder may assert dissenters rights with respect to shares held on his behalf and shall be treated as a dissenting shareholder under the terms of this subchapter if he submits to the corporation not later than the time of the assertion of dissenters rights a written consent of the record holder. A beneficial owner may not dissent with respect to some but less than all shares of the same class or series owned by the owner, whether or not the shares so owned by him are registered in his name.

SECTION 1574.  NOTICE OF INTENTION TO DISSENT

     If the proposed corporate action is submitted to a vote at a meeting of shareholders of a business corporation, any person who wishes to dissent and obtain payment of the fair value of his shares must file with the corporation, prior to the vote, a written notice of intention to demand that he be paid the fair value for his shares if the proposed action is effectuated, must effect no change in the beneficial ownership of his shares from the date of such filing continuously through the effective date of the proposed action and must refrain from voting his shares in approval of such action. A dissenter who fails in any respect shall not acquire any right to payment of the fair value of his shares under this subchapter. Neither a proxy nor a vote against the proposed corporate action shall constitute the written notice required by this section.

SECTION 1575.  NOTICE TO DEMAND PAYMENT

     (a) GENERAL RULE. -- If the proposed corporate action is approved by the required vote at a meeting of shareholders of a business corporation, the corporation shall mail a further notice to all dissenters who gave due notice of intention to demand payment of the fair value of their shares and who refrained from voting in favor of the proposed action. If the proposed corporate action is to be taken without a vote of shareholders, the corporation shall send to all shareholders who are entitled to dissent and demand payment of the fair value of their shares a notice of the adoption of the plan or other corporate action. In either case, the notice shall:

          (1) State where and when a demand for payment must be sent and certificates for certificated shares must be deposited in order to obtain payment.

          (2) Inform holders of uncertificated shares to what extent transfer of shares will be restricted from the time that demand for payment is received.

          (3) Supply a form for demanding payment that includes a request for certification of the date on which the shareholder, or the person on whose behalf the shareholder dissents, acquired beneficial ownership of the shares.

          (4) Be accompanied by a copy of this subchapter.

     (b) TIME FOR RECEIPT OF DEMAND FOR PAYMENT. -- The time set for receipt of the demand and deposit of certificated shares shall be not less than 30 days from the mailing of the notice.

                                      III-3

SECTION 1576.  FAILURE TO COMPLY WITH NOTICE TO DEMAND PAYMENT, ETC.

     (a) EFFECT OF FAILURE OF SHAREHOLDER TO ACT. -- A shareholder who fails to timely demand payment, or fails (in the case of certificated shares) to timely deposit certificates, as required by a notice pursuant to section 1575 (relating to notice to demand payment) shall not have any right under this subchapter to receive payment of the fair value of his shares.

     (b) RESTRICTION ON UNCERTIFICATED SHARES. -- If the shares are not represented by certificates, the business corporation may restrict their transfer from the time of receipt of demand for payment until effectuation of the proposed corporate action or the release of restrictions under the terms of section 1577(a) (relating to failure to effectuate corporate action).

     (c) RIGHTS RETAINED BY SHAREHOLDER. -- The dissenter shall retain all other rights of a shareholder until those rights are modified by effectuation of the proposed corporate action.

SECTION 1577.  RELEASE OF RESTRICTIONS OR PAYMENT FOR SHARES

     (a) FAILURE TO EFFECTUATE CORPORATE ACTION. -- Within 60 days after the date set for demanding payment and depositing certificates, if the business corporation has not effectuated the proposed corporate action, it shall return any certificates that have been deposited and release uncertificated shares from any transfer restrictions imposed by reason of the demand for payment.

     (b) RENEWAL OF NOTICE TO DEMAND PAYMENT. -- When the uncertificated shares have been released from transfer restrictions and deposited certificates have been returned, the corporation may at any later time send a new notice conforming to the requirements of section 1575 (relating to notice to demand payment), with like effect.

     (c) PAYMENT OF FAIR VALUE OF SHARES. -- Promptly after effectuation of the proposed corporate action, or upon timely receipt of demand for payment if the corporate action has already been effectuated, the corporation shall either remit to dissenters who have made demand and (if their shares are certificated) have deposited their certificates the amount that the corporation estimates to be the fair value of the shares, or give written notice that no remittance under this section will be made. The remittance or notice shall be accompanied by:

          (1) The closing balance sheet and statement of income of the issuer of the shares held or owned by the dissenter for a fiscal year ending not more than 16 months before the date of remittance or notice together with the latest available interim financial statements.

          (2) A statement of the corporation's estimate of the fair value of the shares.

          (3) A notice of the right of the dissenter to demand payment or supplemental payment, as the case may be, accompanied by a copy of this subchapter.

     (d) FAILURE TO MAKE PAYMENT. -- If the corporation does not remit the amount of its estimate of the fair value of the shares as provided by subsection
(c), it shall return any certificates that have been deposited and release uncertificated shares from any transfer restrictions imposed by reason of the demand for payment. The corporation may make a notation on any such certificate or on the records of the corporation relating to any such uncertificated shares that such demand has been made. If shares with respect to which notation has been so made shall be transferred, each new certificate issued therefor or the records relating to any transferred uncertificated shares shall bear a similar notation, together with the name of the original dissenting holder or owner of such shares. A transferee of such shares shall not acquire by such transfer any rights in the corporation other than those that the original dissenter had after making demand for payment of their fair value.

SECTION 1578.  ESTIMATE BY DISSENTER OF FAIR VALUE OF SHARES

     (a) GENERAL RULE. -- If the business corporation gives notice of its estimate of the fair value of the shares, without remitting such amount, or remits payment of its estimate of the fair value of a dissenter's shares as

                                      III-4
permitted by section 1577(c) (relating to payment of fair value of shares) and the dissenter believes that the amount stated or remitted is less than the fair value of his shares, he may send to the corporation his own estimate of the fair value of the shares, which shall be deemed a demand for payment of the amount or the deficiency.

     (b) EFFECT OF FAILURE TO FILE ESTIMATE. -- Where the dissenter does not file his own estimate under subsection (a) within 30 days after the mailing by the corporation of its remittance or notice, the dissenter shall be entitled to no more than the amount stated in the notice or remitted to him by the corporation.

SECTION 1579.  VALUATION PROCEEDINGS GENERALLY

     (a) GENERAL RULE. -- Within 60 days after the latest of:

          (1) Effectuation of the proposed corporate action;

          (2) Timely receipt of any demands for payment under section 1575 (relating to notice to demand payment); or

          (3) Timely receipt of any estimates pursuant to section 1578 (relating to estimate by dissenter of fair value of shares);

if any demands for payment remain unsettled, the business corporation may file in court an application for relief requesting that the fair value of the shares be determined by the court.

     (b) MANDATORY JOINDER OF DISSENTERS. -- All dissenters, wherever residing, whose demands have not been settled shall be made parties to the proceeding as in an action against their shares. A copy of the application shall be served on each such dissenter. If a dissenter is a nonresident, the copy may be served on him in the manner provided or prescribed by or pursuant to 42 Pa.C.S. Ch. 53 (relating to bases of jurisdiction and interstate and international procedure).

     (c) JURISDICTION OF THE COURT. -- The jurisdiction of the court shall be plenary and exclusive. The court may appoint an appraiser to receive evidence and recommend a decision on the issue of fair value. The appraiser shall have such power and authority as may be specified in the order of appointment or in any amendment thereof.

     (d) MEASURE OF RECOVERY. -- Each dissenter who is made a party shall be entitled to recover the amount by which the fair value of his shares is found to exceed the amount, if any, previously remitted, plus interest.

     (e) EFFECT OF CORPORATION'S FAILURE TO FILE APPLICATION. -- If the corporation fails to file an application as provided in subsection (a), any dissenter who made a demand and who has not already settled his claim against the corporation may do so in the name of the corporation at any time within 30 days after the expiration of the 60-day period. If a dissenter does not file an application within the 30-day period, each dissenter entitled to file an application shall be paid the corporation's estimate of the fair value of the shares and no more, and may bring an action to recover any amount not previously remitted.

SECTION 1580.  COSTS AND EXPENSES OF VALUATION PROCEEDINGS

     (a) GENERAL RULE. -- The costs and expenses of any proceeding under section 1579 (relating to valuation proceedings generally), including the reasonable compensation and expenses of the appraiser appointed by the court, shall be determined by the court and assessed against the business corporation except that any part of the costs and expenses may be apportioned and assessed as the court deems appropriate against all or some of the dissenters who are parties and whose action in demanding supplemental payment under section 1578 (relating to estimate by dissenter of fair value of shares) the court finds to be dilatory, obdurate, vexatious or in bad faith.

     (b) ASSESSMENT OF COUNSEL FEES AND EXPERT FEES WHERE LACK OF GOOD FAITH APPEARS. -- Fees and expenses of counsel and of experts for the respective parties may be assessed as the court deems appropriate against the corporation and in favor of any or all dissenters if the corporation failed to comply substantially with the requirements of this subchapter and may be assessed against either the corporation or a dissenter, in favor of
                                      III-5
any other party, if the court finds that the party against whom the fees and expenses are assessed acted in bad faith or in a dilatory, obdurate, arbitrary or vexatious manner in respect to the rights provided by this subchapter.

     (c) AWARD OF FEES FOR BENEFITS TO OTHER DISSENTERS. -- If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated and should not be assessed against the corporation, it may award to those counsel reasonable fees to be paid out of the amounts awarded to the dissenters who were benefitted.

                                      III-6

                                                                     SCHEDULE IV

                          AUDITED FINANCIAL STATEMENTS
                      (AND RELATED NOTES) FOR THE COMPANY
              FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors,
J&L Specialty Steel, Inc.:

     We have audited the accompanying consolidated balance sheets of J&L Specialty Steel, Inc., a Pennsylvania corporation, and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of J&L Specialty Steel, Inc. and subsidiaries as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

                                                /s/ ARTHUR ANDERSEN LLP
                                          --------------------------------------
                                                   Arthur Andersen LLP

Pittsburgh, Pennsylvania,
January 21, 1998

                           J&L SPECIALTY STEEL, INC.

                          CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 1997 AND 1996
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                1997        1996
                                                              --------    --------
ASSETS
Current assets:
  Cash and cash equivalents.................................  $  1,186    $    499
  Trade receivables, less allowances of $3,883 and $3,869,
     respectively...........................................    54,250      55,153
  Trade receivables from affiliates.........................     7,142       6,191
  Inventories...............................................   151,115     143,576
  Income taxes receivable...................................     3,743          --
  Deferred income taxes.....................................     9,366       7,172
  Prepaid expenses and other current assets.................     1,093         605
                                                              --------    --------
          Total current assets..............................   227,895     213,196
                                                              --------    --------
Property, plant and equipment, net..........................   338,062     304,721
Goodwill, net of accumulated amortization of $69,082 and
  $68,194, respectively.....................................   211,932     238,209
Deferred income taxes.......................................     4,569       3,587
Other noncurrent assets.....................................     9,933      12,215
                                                              --------    --------
          Total assets......................................  $792,391    $771,928
                                                              ========    ========

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Trade accounts payable....................................  $ 76,679    $ 72,621
  Construction accounts payable.............................    15,288      22,914
  Accrued employee compensation and benefits................    21,136      19,571
  Other accrued liabilities.................................    23,860      23,127
  Short-term debt...........................................    23,319       6,205
                                                              --------    --------
          Total current liabilities.........................   160,282     144,438
                                                              --------    --------
Long-term debt..............................................   222,583     170,452
Postretirement benefits liability...........................    53,473      48,729
Other noncurrent liabilities................................    19,547      17,571
Shareholders' equity:
  Preferred stock (par value $.01 per share; 2,000,000
     shares authorized, no shares issued and outstanding)...        --          --
  Common stock (par value $.01 per share; 100,000,000 shares authorized, 38,763,000 and 38,670,000 shares issued and
     outstanding)...........................................       388         387
  Additional paid-in capital................................   311,823     308,378
  Retained earnings.........................................    25,989      81,973
  Unearned compensation.....................................    (1,694)         --
                                                              --------    --------
          Total shareholders' equity........................   336,506     390,738
                                                              --------    --------
          Total liabilities and shareholders' equity........  $792,391    $771,928
                                                              ========    ========

   The accompanying notes are an integral part of these financial statements.

                           J&L SPECIALTY STEEL, INC.

                       CONSOLIDATED STATEMENTS OF INCOME
              FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                               1997        1996        1995
                                                             --------    --------    --------
Trade sales, net...........................................  $550,615    $579,500    $797,044
Sales to affiliates, net...................................    48,316      48,522      69,978
                                                             --------    --------    --------
  Total sales, net.........................................   598,931     628,022     867,022

Cost of products sold......................................   561,992     527,805     665,040
Depreciation and amortization expenses.....................    26,968      23,031      22,797
Selling, general and administrative expenses...............    20,915      20,102      19,739
Research and technology expense............................     5,980       6,049       4,033
Unusual items..............................................   (15,907)         --          --
Restructuring charge.......................................    37,100          --          --
                                                             --------    --------    --------
  Operating income (loss)..................................   (38,117)     51,035     155,413

Interest expense...........................................     6,859       3,909       8,758
Interest income............................................      (120)       (262)     (2,954)
Other (income) expense, net................................      (245)        378       2,682
                                                             --------    --------    --------
  Income (loss) before income taxes........................   (44,611)     47,010     146,927
Income tax expense (benefit)...............................    (4,095)     22,745      62,525
                                                             --------    --------    --------
  Net income (loss)........................................  $(40,516)   $ 24,265    $ 84,402
                                                             ========    ========    ========
Earnings (loss) per common share:
  Basic....................................................  $  (1.05)   $    .63    $   2.18
                                                             ========    ========    ========
  Diluted..................................................  $  (1.05)   $    .63    $   2.17
                                                             ========    ========    ========

   The accompanying notes are an integral part of these financial statements.

                           J&L SPECIALTY STEEL, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995
                INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS
                             (DOLLARS IN THOUSANDS)

                                                             1997        1996         1995
                                                           --------    ---------    ---------
Cash flows from operating activities:
  Net income (loss)......................................  $(40,516)   $  24,265    $  84,402
  Adjustments to reconcile net income (loss) to net cash
     provided by operating activities:
     Amortization of intangibles and depreciation........    26,968       23,031       22,797
     Deferred income taxes...............................    (3,176)      (1,735)      (3,891)
     Restructuring charge................................    37,100           --           --
     Amortization of unearned compensation...............        36           --           --
  Changes in certain assets and liabilities:
     Trade receivables...................................       (48)      10,754       25,695
     Inventories.........................................    (7,539)      18,211      (25,309)
     Other current assets................................    (4,231)         587         (418)
     Trade accounts payable..............................     4,058      (14,355)       2,537
     Construction accounts payable.......................    (7,626)      (1,332)      23,789
     Accrued employee compensation and benefits..........    (4,955)      (9,570)        (265)
     Other current liabilities...........................     2,449           14       (3,755)
     Postretirement benefits liability...................     5,044        2,143        3,747
     Other, net..........................................    (1,961)       2,820        3,447
                                                           --------    ---------    ---------
       Net cash provided by operating activities.........     5,603       54,833      132,776
                                                           --------    ---------    ---------
Cash flows from investing activities:
  Capital expenditures...................................   (58,693)    (103,316)     (94,060)
                                                           --------    ---------    ---------
       Net cash used by investing activities.............   (58,693)    (103,316)     (94,060)
                                                           --------    ---------    ---------
Cash flows from financing activities:
  Borrowings on lines of credit, net.....................    66,500       25,600           --
  Refinancing of long-term bank loan.....................   125,000           --      125,000
  Repayment of long-term bank loan.......................  (125,000)          --     (145,000)
  Borrowings of industrial development notes, net........     2,745        3,035        2,414
  Common stock dividends paid............................   (15,468)     (15,081)     (13,921)
                                                           --------    ---------    ---------
       Net cash provided (used) by financing
          activities.....................................    53,777       13,554      (31,507)
                                                           --------    ---------    ---------
Net increase (decrease) in cash and cash equivalents.....       687      (34,929)       7,209
Cash and cash equivalents at beginning of year...........       499       35,428       28,219
                                                           --------    ---------    ---------
Cash and cash equivalents at end of year.................  $  1,186    $     499    $  35,428
                                                           ========    =========    =========

   The accompanying notes are an integral part of these financial statements.

                           J&L SPECIALTY STEEL, INC.

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                        ADDITIONAL   RETAINED
                               COMMON    PAID-IN     EARNINGS/     UNEARNED
                               STOCK     CAPITAL     (DEFICIT)   COMPENSATION    TOTAL
                               ------   ----------   ---------   ------------   --------
Balance at December 31,
  1994.......................   $387     $304,946    $  2,695      $    --      $308,028
  Net income.................     --           --      84,402           --        84,402
  Common stock dividends paid
     ($.27 per share)........     --           --     (10,441)          --       (10,441)
  Common stock dividends
     payable ($.09 per
     share)..................     --           --      (3,480)          --        (3,480)
  Income tax benefit from
     exercised stock
     warrant.................     --        1,716          --           --         1,716
                                ----     --------    --------      -------      --------
Balance at December 31,
  1995.......................    387      306,662      73,176           --       380,225
  Net income.................     --           --      24,265           --        24,265
  Common stock dividends paid
     ($.30 per share)........     --           --     (11,601)          --       (11,601)
  Common stock dividends
     payable ($.10 per
     share)..................     --           --      (3,867)          --        (3,867)
  Income tax benefit from
     exercised stock
     warrant.................     --        1,716          --           --         1,716
                                ----     --------    --------      -------      --------
Balance at December 31,
  1996.......................    387      308,378      81,973           --       390,738
  Net loss...................     --           --     (40,516)          --       (40,516)
  Common stock dividends paid
     ($.30 per share)........     --           --     (11,601)          --       (11,601)
  Common stock dividends
     payable ($.10 per
     share)..................     --           --      (3,867)          --        (3,867)
  Issuance of restricted
     stock, net of
     amortization............      1        1,729          --       (1,694)           36
  Income tax benefit from
     exercised stock
     warrant.................     --        1,716          --           --         1,716
                                ----     --------    --------      -------      --------
Balance at December 31,
  1997.......................   $388     $311,823    $ 25,989      $(1,694)     $336,506
                                ====     ========    ========      =======      ========

   The accompanying notes are an integral part of these financial statements.

                           J&L SPECIALTY STEEL, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

NOTE 1  ORGANIZATION AND NATURE OF OPERATIONS

     J&L Specialty Steel, Inc. (the "Company") is a leading manufacturer of flat rolled stainless steel. On June 14, 1990, Ugine s.a. ("Ugine"), a French corporation, became the sole shareholder of a predecessor to the Company. On December 6, 1993, two predecessors to the Company were merged with and into a newly formed corporation, J&L Specialty Steel, Inc., with the Company being the surviving entity. On December 15, 1993, the Company completed an initial public offering of common stock. At December 31, 1997 and 1996, Usinor, successor by merger to Ugine, owned 53.5% and 53.6%, respectively, of the Company's issued and outstanding shares of common stock.

     Flat rolled stainless steel is the Company's only product line. The Company produces both austenitic and ferritic flat rolled stainless steels; austenitic stainless steel represents the largest part of the domestic stainless steel market. The Company manufactures various grades of stainless steel in the form of cold rolled stainless steel sheet and strip, hot rolled stainless steel sheet and strip and continuous mill plate, as well as stainless steel slabs. The Company operates within a single business segment, stainless steel, and predominantly within a single geographic area, the continental United States.

     The principal raw materials used to produce stainless steel are stainless steel scrap, nickel, ferrochromium, carbon steel scrap, molybdenum, ferrosilicon, manganese and manganese alloys. Certain of these raw materials, including the key raw materials nickel and chromite ore (which is the source of ferrochromium), can be acquired by the Company and its competitors only from foreign sources, some of which are located in countries which may be subject to unstable political and economic conditions. These conditions might disrupt supplies or affect the prices of these raw materials. In addition, the prices of many of the Company's raw materials are cyclical as a result of being dependent on international supply and demand relationships. A substantial increase in raw material prices or a continued interruption in supply could have a material adverse effect on the Company's financial condition and results of operations.

     At present, an integral part of the Company's stainless steel production process involves the use of a hot strip mill. The Company does not operate a hot strip mill and maintains tolling arrangements with two other companies for the use of their hot strip mills. The Company's dependence on these arrangements could subject it to interruption in service due to strikes and other production disruptions at the providers' facilities, which are not within the Company's control. Should this interruption occur, it could have a material adverse effect on the Company's financial condition and results of operations. The current labor contract at the primary provider of such tolling services expires on August 1, 1999.

     Virtually all of the Company's hourly labor force is represented by the United Steelworkers of America, AFL-CIO ("USWA"). The USWA workers located at the Company's three manufacturing facilities are covered by separate collective bargaining agreements. These three agreements expire on July 1, 1999.

     The Company's stainless steel is used in a wide variety of industrial, commercial and consumer products, including pressure vessels, chemical and refinery equipment, environmental control equipment, cargo containers, sinks, transportation equipment, beer kegs, fast food equipment, automated bank teller machines, automobile trim, exhaust systems, and kitchen appliances and utensils. Approximately 50% of the Company's products are sold to steel service centers. The remainder of the Company's products are sold to stainless steel converters, manufacturers of finished industrial and consumer products and exporters. The Company's customer base has been relatively stable.

                           J&L SPECIALTY STEEL, INC.

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

NOTE 2  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Basis of Consolidation and Presentation

     The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Cash Equivalents

     Cash equivalents, consisting primarily of commercial paper and money market funds, are stated at cost which approximates fair market value. For purposes of the statements of cash flows, the Company considers all highly liquid investments with a maturity of three months or less at acquisition to be cash equivalents.

  Inventories

     Inventories are stated at the lower of cost or market. The cost of raw materials, including raw materials in work-in-process and finished goods steel inventories, is determined by the last-in, first-out ("LIFO") method. The remaining cost of work-in-process and finished goods inventories are determined by the specific identification cost method. Inventories include material, labor and overhead costs.

  Property, Plant and Equipment

     Property, plant and equipment are stated at cost. Expenditures for additions and betterments are capitalized, while those for maintenance, repairs and minor renewals are expensed as incurred. For financial reporting purposes, the Company provides for depreciation on the straight-line method over the estimated useful lives of the related assets. Accelerated depreciation methods are utilized for federal income tax purposes. In 1997, $6,900 of equipment was written down. See Note 12.

  Intangible Assets

     Goodwill is being amortized on a straight-line basis over 40 years. Other noncurrent assets include patents and manufacturing know-how that are valued on a continued-use basis with lives not exceeding 15 years.

     The Company evaluates the recoverability of intangible assets, including goodwill, at each balance sheet date based on forecasted future operations and undiscounted cash flows and other subjective criteria. Based upon historical data, management believes that the carrying amount of these intangible assets will be realizable over their respective amortization periods. In 1997, $19,300 of goodwill, related to the partial closure of the Company's Detroit plant, was written down. See Note 12.

  Financial Instruments

     The Company enters into nonleveraged interest rate swap agreements to manage interest rate exposure. The differential to be paid or received is accrued as interest rates change and is recognized as interest expense or income in the current period.

                           J&L SPECIALTY STEEL, INC.

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

  Stock-Based Compensation

     The Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," ("SFAS No. 123") in October 1995. This statement establishes a fair value based method of financial accounting and related reporting standards for stock-based employee compensation plans, such as the Company's 1993 Stock Incentive Plan. SFAS No. 123 became effective for calendar year 1996 and provides for adoption in the income statement or through footnote disclosure only. The Company has continued to account for its 1993 Stock Incentive Plan under APB Opinion No. 25, "Accounting for Stock Issued to Employees," ("APB No. 25") as permitted by SFAS No. 123, and has provided the new disclosure in Note 17.

NOTE 3  INVENTORIES

     The Company values costs of raw materials in all levels of inventory using the LIFO method in order to match current costs with current revenues.

     Inventory balances as of December 31 consisted of the following:

                                                           1997        1996
                                                         --------    --------
Raw materials..........................................  $ 18,621    $ 14,567
Work-in-process........................................   107,572     104,512
Finished goods.........................................    40,270      39,448
                                                         --------    --------
Total inventories at current cost......................   166,463     158,527
Less allowance to reduce current cost values to LIFO
  basis................................................   (15,348)    (14,951)
                                                         --------    --------
Total inventories......................................  $151,115    $143,576
                                                         ========    ========

     At December 31, 1997 and 1996, inventories not valued on the LIFO method were $74,750 and $72,452, respectively. Cost of products sold was increased by approximately $1,433 in 1996 as a result of the liquidation of LIFO inventories.

     The Company enters into fixed price raw material contracts to hedge its exposure to price fluctuations. Currently, none of these contracts are for more than one year. The Company's requirement for raw materials is expected to significantly exceed the amounts under contract.

NOTE 4  PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment and their related allowances for depreciation as of December 31 were:

                                                          1997         1996
                                                        ---------    --------
Land..................................................  $   4,802    $  3,325
Buildings.............................................     41,592      21,242
Machinery and equipment...............................    394,393     191,165
Construction-in-progress..............................      2,412     183,158
                                                        ---------    --------
Total property, plant and equipment...................    443,199     398,890
Less allowance for depreciation.......................   (105,137)    (94,169)
                                                        ---------    --------
Property, plant and equipment, net....................  $ 338,062    $304,721
                                                        =========    ========

     During 1997, the Company incurred $28.7 million of commissioning costs related to its new Direct Roll Anneal and Pickle ("DRAP") Line at its Midland, Pa. plant. The line was placed into service in

                           J&L SPECIALTY STEEL, INC.

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

September 1997. Interest capitalized during 1997, 1996 and 1995 was $7,409, $6,097 and $1,996, respectively. As of December 31, 1997 and 1996, purchase commitments for capital expenditures were approximately $700 and $18,000, respectively.

NOTE 5  SHORT-TERM BORROWING FACILITIES

     The Company has $54,400 of uncommitted, short-term lines of credit with various banks. Borrowings under these unsecured lines of credit are used to finance the Company's working capital requirements and for other general corporate purposes. Interest rates are quoted by each bank on an "as offered" basis depending on the terms of the borrowing (from one day to six months). The Company had outstanding borrowings of $22,100 and $5,600 under these lines of credit as of December 31, 1997 and 1996, respectively. The maximum outstanding borrowing was $30,800 and $20,600 in 1997 and 1996, respectively. The average amount outstanding during 1997 and 1996 was $18,014 and $10,190, respectively. The weighted daily average interest rate was 5.9% in 1997 and 5.7% in 1996. The maximum borrowing available under these lines of credit at December 31, 1997, after considering the short-term borrowing limitations provided in the revolving credit facility, was $17,900.

NOTE 6  LONG-TERM DEBT

     Long-term debt as of December 31 consisted of the following:

                                                           1997        1996
                                                         --------    --------
Term loan..............................................  $125,000    $125,000
Revolving credit facility..............................    70,000      20,000
7% pollution control revenue bonds due June 1, 1998
  through June 1, 2008.................................    11,975      11,975
6.6% pollution control revenue refunding bonds due
  September 1, 2006 through September 1, 2010..........     8,000       8,000
2%-4% industrial development notes.....................     8,827       6,082
                                                         --------    --------
                                                          223,802     171,057
Current maturities.....................................    (1,219)       (605)
                                                         --------    --------
Total long-term debt...................................  $222,583    $170,452
                                                         ========    ========

     On June 30, 1997, the Company replaced its existing $125,000 term loan with a new seven-year term loan. The new $125,000 term loan agreement matures on June 30, 2004. The term loan agreement requires eight semi-annual principal payments of $15,600 beginning December 31, 2000. Borrowings under the term loan agreement are at either the bank's base rate or the Euro-Rate (deposits in U.S. dollars offered to major money center banks in the London interbank market) plus a variable margin based upon the Company's financial performance. The weighted average interest rate was 6.1% in 1997 and 6.0% in 1996.

     On June 30, 1997, the Company replaced its existing $100,000 revolving credit facility with a new five-year $125,000 revolving credit agreement. The credit agreement provides for borrowings at either the bank's base rate or Euro-Rate plus a variable margin based upon the Company's financial performance. The Company is obligated to pay a commitment fee on the unused portion of the loan commitment. The Company had outstanding borrowings of $70,000 and $20,000 under the revolving credit facility as of December 31, 1997 and December 31, 1996, respectively. The maximum outstanding borrowing in 1997 and 1996 was $70,000 and $20,000, respectively. The average amount outstanding during 1997 and 1996 was $51,517 and $9,745, respectively. The weighted daily average interest rate was 6.1% in 1997 and 5.9% in 1996. The

                           J&L SPECIALTY STEEL, INC.

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

available portion of this line was $55,000 at December 31, 1997. Borrowings under the revolving credit facility are available to finance the Company's working capital requirements and for other general corporate purposes.

     Both the term loan and the revolving credit agreement are unsecured but contain certain financial covenants that the Company is required to meet, including a minimum adjusted consolidated tangible net worth covenant and a consolidated leverage ratio covenant. The agreements also contain a put event based on the continued ownership of a majority of the issued and outstanding shares of common stock of the Company by Usinor or Ugine and an event of default in certain situations if Usinor or Ugine become involved in bankruptcy or insolvency proceedings. Neither agreement contains any limitations on the Company's ability to pay dividends unless there is a covenant violation or default of the agreement. The Company is in compliance with all applicable covenants. Currently, the most restrictive provision of the agreements is the minimum adjusted consolidated tangible net worth covenant. As of December 31, 1997, the Company's adjusted consolidated tangible net worth, as defined in the agreement, was approximately $136,878, and the minimum required amount was $90,000.

     An $8,300 stand-by letter of credit is outstanding to secure the 6.6% pollution control revenue refunding bonds. An additional $5,868 in letters of credit are outstanding with several banks in support of certain other Company obligations.

     During 1997, the Company entered into two separate industrial development loans totaling $3,500 with maturities of ten and fifteen years, respectively. The industrial development notes are secured by certain related facilities or equipment.

     Maturities of long-term debt in each of the next five years are as follows:
1998--$1,219; 1999--$1,258; 2000--$16,940; 2001--$32,614; and 2002--$102,626.

     Cash paid for interest was $13,916, $8,869, and $11,162 for the years ended December 31, 1997, 1996, and 1995, respectively. Included in interest paid in 1995 is a loan guarantee fee of $604 paid to Usinor on a former term loan.

NOTE 7  FINANCIAL INSTRUMENTS

     The Company's usage of derivative financial instruments has been limited to nonleveraged interest rate swaps to manage well-defined interest rate risk.

     The following table provides information on the interest rate swaps:

                                                                           WEIGHTED AVERAGE
                                                             NOTIONAL       INTEREST RATE
                                                NOTIONAL      AMOUNT       ----------------
CLASSIFICATION                                   AMOUNT     OUTSTANDING    RECEIVED    PAID
--------------                                  --------    -----------    --------    ----
YEAR ENDED DECEMBER 31, 1997
SWAP..........................................  $11,975       $11,975        7.0%      5.7%
SWAP..........................................   62,375            --        5.7       6.2
YEAR ENDED DECEMBER 31, 1996
SWAP..........................................  $11,975       $11,975        7.0%      5.6%
SWAP..........................................   62,375        62,375        5.7       6.2

     The Company entered into forward start interest rate swap agreements in October 1997 that had the effect of converting $100,000 of variable rate debt into a fixed rate obligation. The start date of the interest rate swap agreements is January 1998, and the expiration date is July 1998. The cash settlement of the transactions occurs on a quarterly basis, with the Company either paying or receiving the difference between the fixed rate of interest and three-month LIBOR.

                           J&L SPECIALTY STEEL, INC.

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

     The Company entered into interest rate swap agreements in July 1996 that had the effect of converting $62,375 of variable rate debt into a fixed rate obligation. The expiration date of the interest rate swap agreements was October 1997. The cash settlement of the transactions occurred on a quarterly basis, with the Company either paying or receiving the difference between the fixed rate of interest and three-month LIBOR.

     An interest rate swap agreement was entered into in June 1992 that has the effect of converting $11,975 of fixed rate borrowings into a variable rate obligation. The expiration date of the interest rate swap agreement is June 1999. The cash settlement of the transaction occurs on a quarterly and semiannual basis, with the Company either paying or receiving the difference between the fixed rate of interest and the three-month LIBOR.

     The effect of the interest rate swaps was to increase interest expense by $73 in 1997 and decrease interest expense by $14 in 1996.

NOTE 8  PENSION BENEFITS

     The Company provides retirement benefits under a variety of employee benefit plans. Virtually all hourly employees are covered by a defined benefit plan and all salaried employees, and certain hourly employees, are covered by a defined contribution plan. A group of salaried employees also has benefits under the qualified defined benefit plan which was frozen as of January 1, 1993. Certain key management employees are also covered by a nonqualified, unfunded supplemental defined benefit plan.

     Periodic pension expense for the defined benefit plan is actuarially determined utilizing the projected unit credit method. The Company funds pension costs for the defined benefit plan in accordance with the funding requirements of the Employee Retirement Income Security Act of 1974. Pension costs for the salaried and hourly defined contribution plans are based upon a percentage of compensation for salaried employees or a multiple of hours worked for hourly employees, respectively, and are funded monthly.

     The following table summarizes total pension expense for the years ended December 31:

PLAN TYPE                                           1997      1996      1995
---------                                          ------    ------    ------
Defined benefit..................................  $3,696    $4,171    $4,445
Defined contribution.............................   1,670     1,602     1,478
                                                   ------    ------    ------
          Total..................................  $5,366    $5,773    $5,923
                                                   ======    ======    ======

     Net periodic pension expense for the defined benefit plans in 1997, 1996, and 1995 was determined assuming discount rates of 7.25%, 7.0%, and 8.0%, respectively, and an expected rate of return on plan assets of 9.0% for 1997, 1996, and 1995. Components of net periodic pension expense are as follows:

                                                 1997       1996       1995
                                               --------    ------    --------
Service cost.................................  $  2,935    $2,930    $  2,391
Interest cost on projected benefit
  obligation.................................     6,073     5,533       5,745
Actual return on assets......................  (14,945)    (8,005)   (14,678)
Net amortization and deferral................     9,633     3,713      10,987
                                               --------    ------    --------
Net periodic pension expense.................  $  3,696    $4,171    $  4,445
                                               ========    ======    ========

     In addition to the 1997 net periodic pension expense above, additional expense of $4,800 was recorded in the 1997 restructuring charge for plan termination benefits and plan curtailment. See Note 12.

     The Company's projected, accumulated and vested defined benefit pension obligations as of December 31, 1997 and 1996, were determined assuming discount rates of 7.0% and 7.25%, respectively. The

                           J&L SPECIALTY STEEL, INC.

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

assumed rate of salary increase was 4.0% as of December 31, 1997 and 1996. Plan assets consist primarily of professionally-managed common stocks, fixed income securities and short-term investments.

BENEFITS                                                       1997       1996
--------                                                      -------    -------
Actuarial present value of:
  Vested benefit obligation.................................  $75,470    $61,491
  Nonvested benefit obligation..............................   11,076     10,299
                                                              -------    -------
Accumulated benefit obligation..............................   86,546     71,790
Additional obligation for projected compensation
  increases.................................................   14,197     11,914
                                                              -------    -------
Projected benefit obligation................................  100,743     83,704
Plan assets at market value.................................   78,832     67,588
                                                              -------    -------
Projected benefit obligation in excess of plan assets.......   21,911     16,116
Unrecognized prior service cost.............................   (6,862)    (6,857)
Unrecognized net actuarial gain.............................    8,994      6,521
                                                              -------    -------
Accrued pension cost........................................  $24,043    $15,780
                                                              =======    =======

NOTE 9  RETIREMENT BENEFITS OTHER THAN PENSIONS

     The Company maintains unfunded postretirement health care and life insurance benefit plans covering most hourly and salaried employees. Substantially all of the Company's employees may become eligible for these benefits if they retire while working for the Company. The basic hourly health care and life insurance benefit plans are noncontributory, while the major medical options of the health care plan are contributory. Generally, the postretirement salaried benefit plans are contributory. In 1995, the Company agreed to establish a Voluntary Employee Beneficiary Association Trust ("VEBA") to prefund a portion of health care and life insurance benefits for retirees covered under the USWA union agreement. The Company funded the VEBA with cash contributions of $1,800 for the years ended December 31, 1997 and 1996, respectively. Additionally, the Company is required to make minimum cash contributions of $1,800 in each succeeding contract year of the USWA union agreement.

     Postretirement benefit expenses for 1997, 1996, and 1995 were determined assuming discount rates of 7.25%, 7.0%, and 8.0%, respectively. Components of postretirement benefit expense are as follows:

                                                    1997      1996      1995
                                                   ------    ------    ------
Cost of benefits earned during the year..........  $1,849    $1,865    $1,670
Interest on APBO.................................   3,480     3,344     3,249
Actual return on assets..........................    (607)       --        --
Net amortization.................................     359         2       (54)
                                                   ------    ------    ------
          Total postretirement benefit expense...  $5,081    $5,211    $4,865
                                                   ======    ======    ======

     In addition to the postretirement benefit expense above, an additional expense of $3,100 was recorded in the 1997 restructuring charge for plan termination benefits and plan curtailment. See Note 12.

                           J&L SPECIALTY STEEL, INC.

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

     The accumulated postretirement benefit obligation ("APBO") as of December 31 was:

                                                            1997       1996
                                                           -------    -------
Retirees.................................................  $17,031    $15,653
Fully eligible plan participants.........................   10,819      7,599
Other active plan participants...........................   30,250     27,168
                                                           -------    -------
          Total APBO.....................................   58,100     50,420
Plan assets at market value..............................    4,207      1,800
                                                           -------    -------
APBO in excess of plan assets............................   53,893     48,620
Unrecognized prior service cost..........................      (36)       (42)
Unrecognized net actuarial gain..........................    3,216      3,451
                                                           -------    -------
Accrued postretirement benefit cost......................  $57,073    $52,029
                                                           =======    =======

     Postretirement benefit liabilities as of December 31 are reported on the balance sheets as follows:

                                                            1997       1996
                                                           -------    -------
Accrued compensation and benefits........................  $ 3,600    $ 3,300
Postretirement benefits liability........................   53,473     48,729
                                                           -------    -------
          Total postretirement benefits liability........  $57,073    $52,029
                                                           =======    =======

     The discount rate used to determine the APBO was 7.0% at December 31, 1997 and 7.25% at December 31, 1996. The assumed medical cost trend rate at December 31, 1997, was 9.0%, grading down to an ultimate rate of 5.0% in 2007 and remaining at that level thereafter. The assumed medical cost trend rate at December 31, 1996, was 10.0%, grading down to an ultimate rate of 5.0% in 2007 and remaining at that level thereafter. A one percentage point increase in the assumed health care cost trend rates for each future year increases annual postretirement benefit expense by $1,171 and the APBO by $10,093.

     Payments of postretirement benefits were $1,366, $1,271, and $1,118 in 1997, 1996 and 1995, respectively.

NOTE 10  SHAREHOLDERS' EQUITY

     In 1988, The LTV Corporation ("LTV"), a former shareholder, exercised its warrant to purchase 200,000 shares of common stock of J&L Specialty Products Corporation, predecessor to the Company. A condition to the exercise of the warrant was an extension of the Tolling Agreement between a subsidiary of LTV and the Company pursuant to which LTV agreed to convert the Company's steel slabs into hot bands. For income tax purposes, the difference between the exercise price plus the amount paid for the warrant and the fair value of the common stock on the date of exercise is deductible by the Company over the term of the Tolling Agreement. Accordingly, the Company has increased additional paid-in capital by $1,716 in 1997, 1996 and 1995 to reflect the income tax benefit recognized for this amortization.

NOTE 11  UNUSUAL ITEMS

     In the first and third quarters of 1997, the Company reached settlements with two unrelated, third-party vendors concerning commercial disputes relating to the quality of certain material purchased by the Company. As a result of these settlements, the Company recorded pretax gains totalling $15,907 in 1997.

                           J&L SPECIALTY STEEL, INC.

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

NOTE 12  RESTRUCTURING CHARGE

     As a result of the difficult market conditions and the upcoming ability to move production to the new more cost effective DRAP Line, the need for certain production facilities at the Detroit plant was reduced. Accordingly, in October 1997 the Company announced that it intended to close certain production facilities at its Detroit Plant during the fourth quarter of 1997 and layoff approximately 150 hourly and salary employees. A $37,100 restructuring charge was recorded in the fourth quarter. Included in the charge was a $26,200 write-down of goodwill and equipment, $7,900 for early retirement benefits and $3,000 for severance benefits and other exiting costs. The layoffs and shutdowns of affected equipment are expected to occur gradually during the first half of 1998 as the DRAP Line's production capabilities increase.

NOTE 13  INCOME TAXES

     The consolidated provision for income tax expense (benefit) includes current and deferred taxes as follows for the years ended December 31:

                                                 1997       1996       1995
                                                -------    -------    -------
Current Taxes:
  Federal.....................................  $  (186)   $21,237    $54,862
  State and local.............................     (733)     3,243     11,554
                                                -------    -------    -------
     Total....................................     (919)    24,480     66,416
                                                -------    -------    -------
Deferred Taxes:
  Federal.....................................   (3,016)    (1,452)    (3,196)
  State and local.............................     (160)      (283)      (695)
                                                -------    -------    -------
     Total....................................   (3,176)    (1,735)    (3,891)
                                                -------    -------    -------
Total current and deferred taxes..............  $(4,095)   $22,745    $62,525
                                                =======    =======    =======

     Income tax expense (benefit) varies from the amount that would be provided by applying the federal statutory income tax rate to earnings before income taxes as reflected below:

                                                     1997     1996    1995
                                                     -----    ----    ----
Federal statutory income tax rate..................  (35.0)%  35.0%   35.0%
State and local income taxes, net of federal income
  tax benefit......................................   (3.4)    2.9     4.3
Amortization of purchase accounting adjustment.....   10.1    10.5     3.3
Restructuring charge...............................   19.1      --      --
                                                     -----    ----    ----
Effective income tax rate..........................   (9.2)%  48.4%   42.6%
                                                     =====    ====    ====

     Net deferred income tax assets (liabilities) are composed of the following as of December 31:

                                                        1997       1996
                                                       -------    -------
Deferred income tax -- current.......................  $ 9,366    $ 7,172
Deferred income tax -- long-term.....................    4,569      3,587
                                                       -------    -------
Net deferred income tax assets.......................  $13,935    $10,759
                                                       =======    =======

                           J&L SPECIALTY STEEL, INC.

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

Consisting of:

                                                       1997        1996
                                                     --------    --------
Financial reserves not yet deductible..............  $ 16,367    $ 13,563
Postretirement benefits other than pensions........    21,257      19,116
Depreciation.......................................   (26,700)    (20,161)
Other, net.........................................     1,727      (1,759)
Alternative minimum tax credit.....................     1,284          --
                                                     --------    --------
                                                     $ 13,935    $ 10,759
                                                     ========    ========

     Cash paid for income taxes for 1997, 1996 and 1995 was $4,468, $23,287 and $68,488, respectively.

     As of December 31, 1997, the Company had state income tax net operating loss carryforwards of approximately $1.5 to $3.0 million expiring in 2000 through 2012.

     As a result of its deferred tax attributes and the pretax loss for the year, the Company did not generate any liability for regular federal income tax purposes for the year ended December 31, 1997. The Company, however, did recognize alternative minimum tax of approximately $1.3 million for 1997. The alternative minimum tax can be carried forward as a credit to offset regular income tax in years when regular income tax exceeds alternative minimum tax.

NOTE 14  COMMITMENTS

     During 1996, the Company entered into a noncancelable contract to purchase certain manufacturing support services for the Company's DRAP Line. The five-year contract provides the Company with per unit prices for services to be provided under the contract plus a minimum monthly obligation related to such contractor's fixed costs. The contract began February 1, 1997, and the Company's annual minimum obligation under the contract is approximately $2,000 per year.

     The Company leases certain property, plant and equipment under various operating lease agreements. The total rent expense for the years ended December 31, 1997, 1996 and 1995, was $2,460, $2,362, and $2,271, respectively.

     Future minimum lease payments required under noncancelable operating leases that have initial or remaining lease terms in excess of one year as of December 31, 1997, are: 1998 -- $1,089; 1999 -- $839; 2000 -- $884; 2001 -- $707; and
2002 -- $422.

NOTE 15  RELATED-PARTY TRANSACTIONS

     Effective October 1, 1993, the Company entered into a ten-year research and technology agreement (the "Agreement") with Ugine that provides the Company with a broad spectrum of patents, know-how and future research and development services concerning the manufacturing and processing of flat rolled stainless steel. The Company made an initial $5,000 cash payment to Ugine for the transfer of rights to existing patents and know-how and for research and development services provided during the first year of the Agreement. Annual fees for the years ended December 31, 1997 and 1996, were $5,000 in each year for these research and development services. Ongoing annual fees to be paid to Ugine for research and development services will also be $5,000 in 1998 and each year thereafter for the term of the Agreement.

     In addition to the research and technology agreement, the Company has purchased various steel products and other services from Usinor or its affiliates. Payments to Usinor relating to certain insurance premiums for the Company amounted to $61, $57 and $391 in 1997, 1996 and 1995, respectively. The payments in all three

                           J&L SPECIALTY STEEL, INC.

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

years represented coverage for a one-year period. Purchases of steel from Usinor or its affiliates during the three-year period were insignificant.

     See also Note 6 for certain additional related-party transactions.

NOTE 16  DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

     Statement of Financial Accounting Standards No. 107, "Disclosure About Fair Value of Financial Instruments," defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties. The following table presents the carrying amounts and estimated fair values of the Company's financial instruments as of December 31, 1997 and 1996:

                                                  1997                    1996
                                          --------------------    --------------------
                                          CARRYING      FAIR      CARRYING      FAIR
                                           AMOUNT      VALUE       AMOUNT      VALUE
                                          --------    --------    --------    --------
Financial Assets:
  Cash and cash equivalents.............  $  1,186    $  1,186    $    499    $    499
Financial Liabilities:
  Interest rate swaps...................        --        (240)         --        (108)
  Term loan.............................   125,000     125,000     125,000     125,000
  Revolving credit facility.............    70,000      70,000      20,000      20,000
  Short-term borrowings.................    22,100      22,100       5,600       5,600
  Pollution control revenue bonds.......    19,975      20,217      19,975      20,162
  Industrial development notes..........     8,827       5,375       6,082       3,997

     The following methods and assumptions were used to estimate the fair value of each financial instrument:

     Cash and cash equivalents: The carrying amounts approximate fair value because of the short term to maturity of these financial instruments.

     Interest rate swaps: The fair value of these instruments is based on the difference between the interest rates either received or paid on the notional amount of the underlying liability. The calculation of the fair value was computed on a net present value basis as if the financial instruments were terminated on the reporting date. A relationship spread was developed based on the difference between the three-month LIBOR and quoted three-month treasuries. This spread was added to the quoted treasury yield for the respective maturity period of the financial instruments and used to compute the net present value. The negative or positive fair value is an estimate of the amounts that the Company would either pay or receive to cancel the contracts at the reporting date.

     Term loan: The carrying amount approximates the fair value of the term loan as this instrument is variable interest debt with the interest rates reset at least each quarter.

     Revolving credit facility: The carrying amount approximates the fair value of the revolving credit facility as this instrument is variable interest debt with the interest rates reset at least each quarter.

     Short-term borrowings: The carrying amount approximates the fair value of the short-term borrowings as these borrowings are variable interest debt with the interest rates reset from 1 to 180 days.

     Pollution control revenue bonds: The estimated fair value of the pollution control revenue bonds was computed based on quoted market prices as of the reporting date obtained from an independent financial trading institution.

                           J&L SPECIALTY STEEL, INC.

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

     Industrial development notes: The fair value of these industrial development notes was computed by discounting expected cash flows at the rates currently offered to the Company for debt of similar remaining maturities.

     Other assets and liabilities: The Company believes that the carrying value of its other assets and liabilities represent their fair value as of the reporting date as a result of the short maturity and the reset interest rate periods for such financial instruments.

NOTE 17  STOCK OPTION PLAN

     On October 26, 1993, the Company's Board of Directors authorized the adoption of the 1993 Stock Incentive Plan ("Plan") under which 2,000,000 shares of common stock have been reserved for issuance to employees pursuant to the exercise of incentive stock options ("ISOs") and for issuance to employees and the Chairman of the Board of Directors of the Company pursuant to the exercise of nonstatutory stock options. The Plan also provides for alternative stock appreciation rights ("SARs") with respect to both ISOs and nonstatutory stock options. The SARs generally give the grantee the right to either receive shares upon exercise of the option or, at the discretion of the Board of Directors, cash, shares or a combination thereof equal in value to 100% of the excess of the fair market value of the common stock on the date of exercise of the option over the option price.

     Under the Plan, the exercise price of each option equals the market price of the Company's stock on the date of grant. The stock options and stock appreciation rights are exercisable over a period determined by the Board of Directors, but no longer than ten years after the date they are granted. Following are the options granted under the 1993 Stock Incentive Plan:

                                              NUMBER
                                 OPTIONS    EXERCISED/                    NUMBER
DATE OF GRANT          PRICE     GRANTED     EXPIRED      OUTSTANDING    WITH SARS    EXERCISABLE
-------------          ------    -------    ----------    -----------    ---------    -----------
October 1993.........  $14.00    568,000      65,000        503,000       503,000       194,333
December 1995........  $15.63    330,000          --        330,000       165,000       143,333
June 1996............  $16.94     30,000          --         30,000        15,000            --
December 1996........  $12.00     27,000          --         27,000        13,500            --
December 1997........  $ 9.56      9,000          --          9,000         4,500            --
                                 -------      ------        -------       -------       -------
                                 964,000      65,000        899,000       701,000       337,666
                                 =======      ======        =======       =======       =======

     During 1995, 20,000 of the October 1993 stock appreciation rights were exercised, resulting in a cash payment of $163. There were 234,333 stock options exercisable at December 31, 1996, and 20,000 exercisable at December 31, 1995. The Company accounts for the Plan by application of APB No. 25 and related Interpretations. For the years ended December 31, 1996 and 1995, the compensation expense (income) related to the stock appreciation rights was $(1,390) and $404, respectively. No compensation expense or income was recorded in 1997.

     Had compensation cost for the Plan been determined based on the fair value at the grant dates for awards under the Plan consistent with the method of SFAS No. 123, the Company's 1997 net loss would have increased to $40,726 and the diluted loss per share would have been unchanged at $1.05. Net income and diluted earnings per share in 1996 would have increased to $24,075 and the diluted earnings per share would have been unchanged at $.63. The pro forma effect on 1995 was insignificant. Because the SFAS No. 123 method of accounting has not been applied to options granted prior to January 1, 1995, the resulting pro forma

                           J&L SPECIALTY STEEL, INC.

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

compensation cost may not be representative of that to be expected in future years. The fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model as follows:

                                                                 ASSUMPTIONS
                                             ---------------------------------------------------
                                    FAIR     DIVIDEND     EXPECTED       RISK-FREE      EXPECTED
GRANT DATE                          VALUE     YIELD      VOLATILITY    INTEREST RATE     LIVES
----------                          -----    --------    ----------    -------------    --------
December 1995.....................  $5.98      2.4%          35%            5.8%           8
June 1996.........................   6.89      2.4           35             6.9            8
December 1996.....................   4.20      3.3           35             6.4            8
December 1997.....................   2.88      4.2           35             5.9            8

     On June 10, 1997, the Plan was amended and restated to permit the issuance of restricted shares of the Company's common stock to employees. The amendment did not increase the total number of shares available for issuance under the Plan, but did extend the expiration period in which to make future awards from October 25, 2003 to March 3, 2007. On December 4, 1997, 93,000 time accelerated restricted shares were issued to certain executives at a fair value of $9.56 per share. In addition, a total of 88,000 time accelerated restricted shares are anticipated to be issued in 1998 and 1999 pursuant to certain executive employment agreements. The vesting of these shares may be accelerated based on the Company's performance as measured against a steel industry group.

NOTE 18  EARNINGS PER SHARE

     The Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, "Earnings per Share," ("SFAS No. 128") in February 1997. SFAS No. 128 simplifies the standards for computing earnings per share ("EPS") previously found in APB Opinion No. 15, "Earnings per Share." SFAS No. 128 replaces the presentation of primary EPS with a presentation of basic EPS, which includes only the weighted average number of common shares outstanding and does not include any potentially dilutive securities in the calculation.

     The 1997 basis EPS computation was done using 38,683,885 shares. Given the net loss for 1997, there were no reconciling dilutive securities, as the 899,000 outstanding options to purchase common stock would have been antidilutive had they been exercised. These options expire during 2003 through 2007. Following is the reconciliation of the basic and diluted per share computations for the years ended December 31, 1996 and 1995:

                                            1996                               1995
                              --------------------------------   --------------------------------
                                NET                  PER-SHARE     NET                  PER-SHARE
                              INCOME      SHARES      AMOUNT     INCOME      SHARES      AMOUNT
                              -------   ----------   ---------   -------   ----------   ---------
Basic EPS...................  $24,265   38,670,000     $.63      $84,402   38,670,000     $2.18
Effect of Dilutive
  Securities
  Common Stock Options......       --       48,947       --           --      217,686       .01
                              -------   ----------     ----      -------   ----------     -----
Diluted EPS.................  $24,265   38,718,947     $.63      $84,402   38,887,686     $2.17
                              =======   ==========     ====      =======   ==========     =====

     For the 1996 calculation, options, in addition to those shown in the table, to purchase 360,000 shares of common stock at $15.63 to $16.94 per share were outstanding during 1996 but were not included in the computation of diluted EPS because the options' exercise price was greater than the average market price of the common shares. These options, which expire in December 2005 and June 2006, were still outstanding at the end of 1996.

                           J&L SPECIALTY STEEL, INC.

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

NOTE 19  SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

                                   FIRST         SECOND          THIRD         FOURTH
1997                              QUARTER        QUARTER        QUARTER        QUARTER
----                            -----------    -----------    -----------    -----------
Net sales.....................  $   165,095    $   161,296    $   142,561    $   129,979
Unusual income................       (5,907)            --        (10,000)            --
Restructuring charge..........           --             --             --         37,100
Operating income (loss).......       10,513         (2,683)         3,646        (49,593)
Net income (loss).............        5,041         (3,386)           655        (42,826)
Net income (loss) per common
  share:
  Basic.......................          .13           (.09)           .02          (1.11)
  Diluted.....................          .13           (.09)           .02          (1.11)
Weighted average number of
  common shares:
  Basic.......................   38,670,000     38,670,000     38,670,000     38,725,087
  Diluted.....................   38,671,981     38,670,000     38,671,488     38,725,087

1996
------------------------------
Net sales.....................  $   184,926    $   163,704    $   146,816    $   132,576
Operating income..............       20,805         15,546          8,913          5,771
Net income....................       10,682          7,773          3,834          1,976
Net income per common share:
  Basic.......................          .28            .20            .10            .05
  Diluted.....................          .28            .20            .10            .05
Weighted average number of
  common shares:
  Basic.......................   38,670,000     38,670,000     38,670,000     38,670,000
  Diluted.....................   38,820,273     38,812,535     38,673,623     38,670,680

                                                                      SCHEDULE V

                         UNAUDITED FINANCIAL STATEMENTS
                      (AND RELATED NOTES) FOR THE COMPANY
                       FOR THE THREE-MONTH AND SIX-MONTH
                 PERIODS ENDED JUNE 30, 1998 AND JUNE 30, 1997

                           J&L SPECIALTY STEEL, INC.

                  CONDENSED CONSOLIDATED STATEMENTS OF INCOME
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
                                  (UNAUDITED)

                                                               THREE MONTHS ENDED
                                                                    JUNE 30,
                                                              --------------------
                                                                1998        1997
                                                              --------    --------
Trade sales, net............................................  $127,575    $161,296
Cost of products sold.......................................   128,401     150,968
Depreciation and amortization expenses......................     8,656       6,206
Selling, general and administrative expenses................     4,990       5,304
Research and technology expense.............................     1,460       1,501
                                                              --------    --------
  Operating income (loss)...................................   (15,932)     (2,683)
Interest expense............................................     4,530       1,312
Interest income.............................................       (24)        (36)
Other (income) expense, net.................................       (75)        (20)
                                                              --------    --------
  Income (loss) before income taxes.........................   (20,363)     (3,939)
Income tax expense (benefit)................................    (6,480)       (553)
                                                              --------    --------
  Net income (loss).........................................  $(13,883)   $ (3,386)
                                                              ========    ========
Earnings (loss) per common share:
  Basic.....................................................  $   (.36)   $   (.09)
                                                              ========    ========
  Diluted...................................................  $   (.36)   $   (.09)
                                                              ========    ========

   The accompanying notes are an integral part of these financial statements.

                           J&L SPECIALTY STEEL, INC.

                  CONDENSED CONSOLIDATED STATEMENTS OF INCOME
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
                                  (UNAUDITED)

                                                                SIX MONTHS ENDED
                                                                    JUNE 30,
                                                              --------------------
                                                                1998        1997
                                                              --------    --------
Trade sales, net............................................  $263,455    $326,391
Cost of products sold.......................................   266,473     298,969
Depreciation and amortization expenses......................    17,389      12,126
Selling, general and administrative expenses................     9,885      10,305
Research and technology expense.............................     2,923       3,068
Unusual item................................................        --      (5,907)
                                                              --------    --------
  Operating income (loss)...................................   (33,215)      7,830
Interest expense............................................     8,580       2,027
Interest income.............................................       (56)        (71)
Other (income) expense, net.................................      (163)        (61)
                                                              --------    --------
  Income (loss) before income taxes.........................   (41,576)      5,935
Income tax expense (benefit)................................   (13,277)      4,280
                                                              --------    --------
  Net income (loss).........................................  $(28,299)   $  1,655
                                                              ========    ========
Earning (loss) per common share:
  Basic.....................................................  $   (.73)   $    .04
                                                              ========    ========
  Diluted...................................................  $   (.73)   $    .04
                                                              ========    ========

   The accompanying notes are an integral part of these financial statements.

                           J&L SPECIALTY STEEL, INC.

                                   CONDENSED
                          CONSOLIDATED BALANCE SHEETS
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                               JUNE 30,      DECEMBER 31,
                                                                 1998            1997
                                                              -----------    ------------
                                                              (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents.................................   $    807        $  1,186
  Trade receivables, less allowances of $3,876 and $3,883,
     respectively...........................................     47,147          54,250
  Trade receivables from affiliates.........................      9,699           7,142
  Inventories...............................................    152,772         151,115
  Income tax receivable.....................................     18,176           3,743
  Deferred income taxes.....................................     10,729           9,366
  Prepaid expenses and other current assets.................        559           1,093
                                                               --------        --------
          Total current assets..............................    239,889         227,895
                                                               --------        --------
Property, plant and equipment, net of accumulated
  depreciation of $119,113 and $105,137, respectively.......    325,782         338,062
Goodwill, net of accumulated amortization of $72,351 and
  $69,082, respectively.....................................    208,663         211,932
Deferred income taxes.......................................         --           4,569
Other noncurrent assets.....................................     10,003           9,933
                                                               --------        --------
          Total assets......................................   $784,337        $792,391
                                                               ========        ========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Trade accounts payable....................................   $ 61,255        $ 76,679
  Construction accounts payable.............................     13,567          15,288
  Accrued employee compensation and benefits................     19,174          21,136
  Other accrued liabilities.................................     24,611          23,860
  Short-term debt...........................................     27,790          23,319
                                                               --------        --------
          Total current liabilities.........................    146,397         160,282
                                                               --------        --------
Long-term debt..............................................    252,141         222,583
Deferred income taxes.......................................      2,746              --
Postretirement benefits liability...........................     55,609          53,473
Other noncurrent liabilities................................     20,505          19,547
Shareholders' equity:
  Preferred stock (par value $.01 per share; 2,000,000
     shares authorized, no shares issued and outstanding)...         --              --
  Common stock (par value $.01 per share; 100,000,000 shares authorized, 38,763,000 shares issued and
     outstanding)...........................................        388             388
  Additional paid-in capital................................    315,181         311,823
  Retained earnings (deficit)...............................     (7,155)         25,989
  Unearned compensation.....................................     (1,475)         (1,694)
                                                               --------        --------
          Total shareholders' equity........................    306,939         336,506
                                                               --------        --------
          Total liabilities and shareholders' equity........   $784,337        $792,391
                                                               ========        ========

   The accompanying notes are an integral part of these financial statements.

                           J&L SPECIALTY STEEL, INC.

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)
                                  (UNAUDITED)

                                                                SIX MONTHS ENDED
                                                                    JUNE 30,
                                                              ---------------------
                                                                1998        1997
                                                              --------    ---------
Cash flows from operating activities:
  Net cash provided (used) by operating activities..........  $(24,902)   $   3,254
                                                              --------    ---------
Cash flows from investing activities:
  Capital expenditures......................................    (1,772)     (38,534)
                                                              --------    ---------
       Net cash used by investing activities................    (1,772)     (38,534)
                                                              --------    ---------
Cash flows from financing activities:
  Borrowings on lines of credit, net........................    34,800       41,800
  Refinancing of long-term bank loan........................        --      125,000
  Repayment of long-term bank loan..........................        --     (125,000)
  Borrowings of industrial development loans, net...........      (771)       1,128
  Common stock dividends paid...............................    (7,734)      (7,734)
                                                              --------    ---------
       Net cash provided by financing activities............    26,295       35,194
                                                              --------    ---------
Net increase (decrease) in cash and cash equivalents........      (379)         (86)
Cash and cash equivalents at beginning of period............     1,186          499
                                                              --------    ---------
Cash and cash equivalents at end of period..................  $    807    $     413
                                                              ========    =========
Supplemental disclosures of cash flow information Cash paid
  (refunded) during the period for:
  Interest..................................................  $  9,019    $   8,333
  Income taxes..............................................    (8,073)       5,735

   The accompanying notes are an integral part of these financial statements.

                           J&L SPECIALTY STEEL, INC.

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
                                  (UNAUDITED)

NOTE 1  FINANCIAL STATEMENTS

     The information contained in these financial statements and notes for the quarter ended June 30, 1998, should be read in conjunction with the audited financial statements and notes contained in the J&L Specialty Steel, Inc. Annual Report and Form 10-K for the year ended December 31, 1997. The accompanying unaudited Condensed Consolidated Financial Statements of J&L Specialty Steel, Inc. (the "Company") have been prepared in accordance with generally accepted accounting principles and the rules and regulations of the Securities and Exchange Commission. The condensed interim statements do not include all of the information and footnotes required for complete financial statements. It is management's opinion that all adjustments (including all normal recurring adjustments) considered necessary for a fair presentation have been made; however, results for the interim period are not necessarily indicative of results to be expected for the full year.

NOTE 2  INVENTORIES

     Inventories are stated at the lower of cost or market. Raw materials in all levels of inventory are valued using the last in, first out ("LIFO") method. The remaining costs of work-in-process and finished goods inventories are valued using the specific identification cost method.

                                                       JUNE 30,    DECEMBER 31,
INVENTORIES CONSISTED OF THE FOLLOWING:                  1998          1997
---------------------------------------                --------    ------------
Raw materials........................................  $ 10,330      $ 18,621
Work-in-process......................................   124,343       107,572
Finished goods.......................................    23,947        40,270
                                                       --------      --------
Total inventories at current cost....................   158,620       166,463
Less allowance to reduce current cost values
  to LIFO basis......................................    (5,848)      (15,348)
                                                       --------      --------
          Total inventories..........................  $152,772      $151,115
                                                       ========      ========

NOTE 3  UNUSUAL ITEM

     In January 1997, the Company reached a settlement with a third-party vendor concerning a commercial dispute relating to the quality of certain material purchased by the Company. As a result of this settlement, the Company received a $5.9 million cash payment.

NOTE 4  EARNINGS PER SHARE

     The second quarter 1998 and 1997 basic earnings per share were calculated using 38,763,000 and 38,670,000 weighted average shares, respectively. Due to the net loss for each quarter, there were no reconciling dilutive securities, as the 890,000 and 935,000 outstanding options to purchase common stock as of June 30, 1998 and 1997, respectively, would have been antidilutive had they been exercised. These options, with exercise prices ranging from $12.00 to $16.94 per share, expire during the years 2003 through 2006.

     For the six months ended June 30, 1998 and 1997 basic earnings per share were calculated using 38,763,000 and 38,670,000 weighted average shares, respectively. Due to the net loss there were no reconciling dilutive securities in 1998. For the 1997 period, there were 1,668 dilutive common stock options and 38,671,668 shares were used to calculate diluted earnings per share.

                           J&L SPECIALTY STEEL, INC.

NOTE 5  NEW ACCOUNTING PRONOUNCEMENT

     In the first quarter of 1998, the Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income," ("SFAS No. 130"), which establishes standards for the reporting and display of comprehensive income in financial statements. Comprehensive income is defined as the change in equity during a period from transactions and other events and circumstances from nonowner sources. SFAS No. 130 had no impact on the Company's financial statements, as no items of other comprehensive income were recorded in the accompanying interim financial statements.

Facsimiles of the Letter of Transmittal, properly completed and duly signed, will be accepted. The Letter of Transmittal and certificates evidencing Shares and any other required documents should be sent or delivered by each shareholder or his broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below.

                        THE DEPOSITARY FOR THE OFFER IS:

                        HARRIS TRUST COMPANY OF NEW YORK

            BY MAIL              BY HAND OR OVERNIGHT DELIVERY           BY FACSIMILE
      Wall Street Station               Receive Window                  (212) 701-7636
         P.O. Box 1023                 Wall Street Plaza
      New York, New York          88 Pine Street, 19th Floor         CONFIRM BY TELEPHONE
          10268-1023               New York, New York 10005             (212) 701-7624

                            ------------------------

Questions or requests for assistance may be directed to the Information Agent or the Dealer Manager at their respective addresses and telephone numbers listed below. Additional copies of this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained from the Information Agent. A shareholder may also contact brokers, dealers, commercial banks or trust companies for assistance concerning the Offer.

                    THE INFORMATION AGENT FOR THE OFFER IS:

                                [Innisfree Logo]

                         501 Madison Avenue, 20th Floor
                            New York, New York 10022
                                 (212) 750-5833
                                       or
                         Call Toll Free: (888) 750-5834

                      THE DEALER MANAGER FOR THE OFFER IS:
                           MORGAN STANLEY DEAN WITTER

                       Morgan Stanley & Co. Incorporated
                                 1585 Broadway
                            New York, New York 10036
                                 (212) 761-8178